UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              Rule 13e-3 Transaction Statement under Section 13(e)
                          of the Securities Act of 1934
                            (Amendment No. ________)

                            First Banks America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                First Banks, Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    31928N10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Allen H. Blake
                                First Banks, Inc.
                        600 James S. McDonnell Boulevard
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                    Copy to:
                                 John S. Daniels
                    6440 North Central Expressway, Suite 503
                               Dallas, Texas 75206
                                 (214) 368-9405

       This Statement is filed in connection with (check the appropriate box):

       1. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101 or Rule 13e(c) (ss.240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").

       2. [ ] The filing of a registration statement under the Securities Act of 1933.

       3. [ ] A tender offer.

       4. [ ] None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (1) are preliminary copies: [ X ]

       Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
        ----------------------------------------------- ------------------------
        Transaction valuation*                          Amount of filing fee
        ----------------------------------------------- ------------------------
        Transaction  valuation is $32,381,446.62.  Fee
        was  calculated  based upon $92.00 per million              $2,979.09
        of value of the securities being acquired.
        ----------------------------------------------- ------------------------
           * Set forth the amount on which the filing fee is calculated and state how it was determined.

           [ ] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       1.  Amount Previously Paid:
                                  ----------------------------------------------

       2.  Form or Registration No:
                                  ----------------------------------------------

       3.  Filing Party:
                        --------------------------------------------------------

       4.  Date Filed:
                      ----------------------------------------------------------

                                 JOHN S. DANIELS
                                 ATTORNEY AT LAW
                          6440 NORTH CENTRAL EXPRESSWAY
                                    SUITE 503
                               DALLAS, TEXAS 75206
                                 (214) 368-9405



                                 October 8, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:    Schedule 13E-3 filed by First Banks, Inc.

Ladies and Gentlemen:

Enclosed on behalf of my client, First Banks, Inc., is a Schedule 13E-3 relating to a proposed merger in which First Banks, Inc. proposes to acquire all of the outstanding stock of First Banks America, Inc. ("FBA"). FBA is also filing its preliminary proxy statement for the same transaction today. The filing fee reflected on the cover sheet has been paid in accordance with Commission procedures.

If you require additional information regarding this filing, please contact the undersigned at (214) 368-9405.


                                                 Sincerely,


                                                 /s/ John S. Daniels
                                                 -------------------
                                                     John S. Daniels

                                  Introduction

           This Schedule 13E-3 is filed by First Banks, Inc. ("First Banks") in connection with the proposed merger (the "Merger") of a subsidiary of First Banks, FBA Acquisition Corporation ("FBA Acquisition") with and into First Banks America, Inc., a Delaware corporation ("FBA") and is being filed concurrently with FBA's Preliminary Proxy Statement filed pursuant to Regulation 14A (the "Proxy Statement") under the Securities Exchange Act of 1934, as amended, for the annual meeting of stockholders of FBA at which the Merger will be voted on. The Merger is to be effected pursuant to the Agreement and Plan of Merger dated September 23, 2002, by and among FBA, First Banks and FBA Acquisition (the "Merger Agreement").

           At the effective time of the Merger, FBA Acquisition will be merged with and into FBA, FBA will thereby become a wholly-owned subsidiary of First Banks, and the public stockholders of FBA will be entitled to receive $40.54 in cash for each share of FBA common stock which they own.

           The information in the Proxy Statement and the appendices thereto is expressly incorporated by reference in response to all of the items in this Schedule. Capitalized terms used but not defined herein have the meanings given to such terms in the Proxy Statement, unless the context otherwise requires.

Item 2.    Subject Company Information.
                  (Regulation M-A Item 1002)

           (e)    None.

Item 3.    Identity and Background of Filing Person.
                  (Regulation M-A Item 1003)

           The filing person, First Banks, is a Missouri corporation and registered bank holding company with its principal office at 135 North Meramec, Clayton, Missouri 63105. The controlling shareholders of First Banks are (i) the James F. Dierberg II Family Trust, dated December 30, 1992; (ii) Irrevocable Trust of Michael J. Dierberg, dated May 1, 1998; (iii) the Ellen C. Dierberg Family Trust, dated December 30, 1992; (iv) James F. Dierberg, trustee of the James F. Dierberg living trust, dated October 8, 1985; (v) the Michael J. Dierberg Family Trust, dated December 30, 1992; and (vi) First Trust (Mary W. Dierberg and First Bank, Trustees) established U/I James F. Dierberg, dated December 30, 1992. First Bank is a wholly-owned subsidiary of First Banks. James
F. Dierberg and Mary W. Dierberg are husband and wife, and James F. Dierberg, II, Michael J. Dierberg and Ellen D. Schepman, formerly Ellen C. Dierberg, are their adult children.

           The directors and executive officers of First Banks and their positions with First Banks are as follows:

James F. Dierberg          Chairman of the Board of Directors and
                             Chief Executive Officer
Allen H. Blake             Director and President, Chief Financial Officer and
                             Secretary
Donald W. Williams         Director, Senior Executive Vice President and
                             Chief Credit Officer
Michael J. Dierberg        Director, Senior Vice President and General Counsel
Gordon A. Gundaker         Director
David L. Steward           Director
Hal J. Upbin               Director
Douglas H. Yaeger          Director
Michael F. Hickey          Executive Vice President and
                             Chief Information Officer

Terrance M. McCarthy       Senior Executive Vice President and
                             Chief Operating Officer
Michael F. McWhortor       Executive Vice President - Banking Support
Mark T. Turkcan            Executive Vice President - Mortgage Banking
Lisa K. Vansickle          Senior Vice President and Controller

           The remaining information required by Item 3 with respect to First Banks is attached to this Schedule as Exhibits 3A through 3R, and is incorporated herein by reference. All of the individuals listed are citizens of the United States, and neither First Banks nor, to the best of its knowledge, any of the persons listed has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to any judicial or administrative proceeding (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her, or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4.    Terms of the Transaction.
                  (Regulation M-A Item 1004)

           (b)    Not applicable.

           (c) None, except that the shares of FBA common stock owned by First Banks are "Excluded Shares" under the Merger Agreement and are therefore not to be exchanged in the Merger.

           (e)    None.

           (f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
                  (Regulation M-A Item 1005)

           (c)    None.

           (d)    Not applicable.

           (e) None, except standard default and similar provisions contained in loan agreements.

Item 6.    Purposes of the Transaction and Plans or Proposals.
                  (Regulation M-A Item 1006)

           (a)    Not applicable.

           (b)    None.

           (d)    Not applicable.

Item 7.    Purposes, Alternatives, Reasons and Effects.
                  (Regulation M-A Item 1013)

           (b)    None.

Item 8.    Fairness of the Transaction.
                  (Regulation M-A Item 1014)

           (f)    None.

Item 10.   Source and Amounts of Funds or Other Consideration.
                  (Regulation M-A Item 1007)

           (b)    None.

Item 12.   The Solicitation or Recommendation.
                  (Regulation M-A Item 1012)

           (a)-(c)  Not applicable.

Item 13.   Financial Statements.
                  (Regulation M-A Item 1010)

           (b)    Not applicable.

Item 14.   Persons/Assets Retained, Employed, Compensated or Used.
                  (Regulation M-A Item 1009)

           (a)    None.

Item 15.   Additional Information.

           The information set forth in the Proxy Statement and the appendices thereto is incorporated by reference herein.

Item 16.   Exhibits

           (a) The Proxy Statement, including the appendices thereto (filed by FBA concurrently with this Schedule 13E-3) is incorporated by reference herein.

           (b) The loan agreement referred to in the section of the Proxy Statement entitled "Estimated Expenses; Financing" is filed herewith.

           (c) Appendix B to the Proxy Statement is incorporated by reference herein.

           (d)-(e)  Not applicable.

           (f) The information from Appendix C to the Proxy Statement is incorporated by reference herein.

           (g)    Not applicable.

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                FIRST BANKS, INC.



                                                By:/s/ Allen H. Blake
                                                ---------------------
                                                       Allen H. Blake
                                                       President

Date:  October 8, 2002

                                   Exhibit 3A


FIRST BANKS, INC.

State or Other Place of Organization:       Missouri
------------------------------------

Principal Business:                         Bank Holding Company
------------------

Address of Principal Business:              135 North Meramec
-----------------------------               Clayton, Missouri 63105

Address of Principal Office:                135 North Meramec
---------------------------                 Clayton, Missouri 63105

                                   Exhibit 3B

JAMES F. DIERBERG (Chairman of the Board of Directors and Chief Executive Officer of First Banks, Inc., and trustee of the James F. Dierberg living trust, dated October 8, 1985)

Principal Occupation or Employment:         Chairman of the Board of Directors
----------------------------------          and Chief Executive Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3C

MARY W. DIERBERG (Trustee of First Trust established U/I James F. Dierberg, dated December 30, 1992).

Principal Occupation or Employment:         Housewife
----------------------------------

Address:                                    c/o James F. Dierberg
-------                                     135 North Meramec
                                            Clayton, Missouri 63105

                                   Exhibit 3D

JAMES F. DIERBERG, II (Trustee of the living trust of the James F. Dierberg II Family Trust, dated December 30, 1992)

Principal Occupation or Employment:         Journalist
----------------------------------

Name of Employer:                           Self employed
----------------

Principal Business:                         Investment Advisor
------------------

Address:                                    Phnom Penh
-------                                     Cambodia

                                   Exhibit 3E

MICHAEL J. DIERBERG (Trustee of the Michael J. Dierberg Family Trust, dated December 30, 1992 and the Irrevocable Trust of Michael J. Dierberg, dated May 1, 1998)

Principal Occupation or Employment:         Director, Senior Vice President and
----------------------------------          General Counsel


Name of Employer:                           First Bank & Trust
----------------

Principal Business:                         Banking
------------------

Address:                                    550 Montgomery Street
-------                                     San Francisco, California 94111

                                   Exhibit 3F

ELLEN DIERBERG SCHEPMAN (Trustee of the Ellen C. Dierberg Family Trust, dated December 30, 1992)

Principal Occupation or Employment:         Marketing and Internet Coordinator
----------------------------------

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3G

FIRST BANK (Co-Trustee of First Trust)

State or Other Place of Organization:       Missouri
------------------------------------

Principal Business:                         Banking
------------------

Address of Principal Business:              11901 Olive Boulevard
-----------------------------               Creve Coeur, Missouri 63141

Address of Principal Office:                11901 Olive Boulevard
---------------------------                 Creve Coeur, Missouri 63141

                                   Exhibit 3H

ALLEN H. BLAKE (President, Chief Financial Officer, Secretary and Director of First Banks, Inc.)

Principal Occupation or Employment:         President and Chief Financial
----------------------------------          Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3I

DONALD W. WILLIAMS (Senior Executive Vice President and Chief Credit Officer of First Banks, Inc.; Chairman of the Board, President and Chief Executive Officer of First Bank)

Principal Occupation or Employment:         Senior Executive Vice President and
----------------------------------          Chief Credit Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3J

GORDON A. GUNDAKER (Director of First Banks, Inc.)

Principal Occupation or Employment:         President and Chief Executive
----------------------------------          Officer

Name of Employer:                           Coldwell Banker Gundaker
-----------------

Principal Business:                         Real Estate Broker
------------------

Address:                                    2458 Old Dorsett Road
-------                                     St. Louis, Missouri 63043

                                   Exhibit 3K

DAVID L. STEWARD (Director of First Banks, Inc.)

Principal Occupation or Employment:         Chairman of the Board of Directors,
----------------------------------          President and Chief Executive
                                            Officer


Name of Employer:                           World Wide Technology, Inc.
----------------

Principal Business:                         Internet-based hardware, software
------------------                          and networking solutions


Address:                                    127 Weldon Parkway
-------                                     St. Louis, Missouri 63043

                                   Exhibit 3L

HAL J. UPBIN (Director of First Banks, Inc.)

Principal Occupation or Employment:         Chairman of the Board of Directors,
----------------------------------          President and Chief Executive
                                            Officer

Name of Employer:                           Kellwood Company
----------------

Principal Business:                         Manufacturer and marketer of apparel
------------------                          and related soft goods.


Address:                                    600 Kellwood Parkway
-------                                     St. Louis, Missouri 63017

                                   Exhibit 3M

DOUGLAS H. YAEGER (Director of First Banks, Inc.)

Principal Occupation or Employment:         Chairman of the Board of Directors,
----------------------------------          President and Chief Executive
                                            Officer

Name of Employer:                           The Laclede Group, Inc.
----------------

Principal Business:                         Retail distribution of natural gas
------------------

Address:                                    720 Olive Street, Room 1507
-------                                     St. Louis, Missouri 63101

                                   Exhibit 3N

MICHAEL F. HICKEY (Executive Vice President and Chief Information Officer of First Banks, Inc.)

Principal Occupation or Employment:         Executive Vice President and
----------------------------------          Chief Information Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3O

TERRANCE M. McCARTHY (Senior Executive Vice President and Chief Operating Officer of First Banks, Inc.; Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust)

Principal Occupation or Employment:         Senior Executive Vice President and
----------------------------------          Chief Operating Officer

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3P

MICHAEL F. McWHORTOR (Executive Vice President - Banking Support of First Banks, Inc.)

Principal Occupation or Employment:         Executive Vice President -
----------------------------------          Banking Support

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3Q

MARK T. TURKCAN (Executive Vice President - Mortgage Banking of
First Banks, Inc.)

Principal Occupation or Employment:         Executive Vice President -
----------------------------------          Mortgage Banking

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                   Exhibit 3R

LISA K. VANSICKLE (Senior Vice President and Controller of First Banks, Inc.)

Principal Occupation or Employment:         Senior Vice President and Controller
----------------------------------

Name of Employer:                           First Banks, Inc.
----------------

Principal Business:                         Bank Holding Company
------------------

Address:                                    135 North Meramec
-------                                     Clayton, Missouri 63105

                                    Exhibit B

                            SECURED CREDIT AGREEMENT



 ($90,000,000 Revolving Loan Facility and $20,000,000 Letter of Credit Facility)

                           dated as of August 22, 2002


                                      among


                                FIRST BANKS, INC.

                                       and

                          THE LENDERS SIGNATORY HERETO


                                       and


                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                                    as Agent



                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                   as Sole Lead Arranger and Sole Book Runner

                                TABLE OF CONTENTS


ARTICLE I.  DEFINITIONS AND ACCOUNTING TERMS......................................................................1

         Section 1.01. Defined Terms..............................................................................1
         Section 1.02. Accounting Terms...........................................................................9

ARTICLE II.  AMOUNT AND TERMS OF REVOLVING LOAN AND LETTER OF CREDIT FACILITIES...................................9

         Section 2.01 Advances....................................................................................9
         Section 2.02 Interest...................................................................................10
         Section 2.03 Margin and L/C Margin......................................................................12
         Section 2.04 Payments...................................................................................13
         Section 2.05 Commitment Fee.............................................................................13
         Section 2.06 Termination or Reduction of the Commitments................................................13
         Section 2.07 Voluntary Prepayments......................................................................13
         Section 2.08 Computation of Interest and Fees...........................................................14
         Section 2.09 Making of Payments.........................................................................14
         Section 2.10 Payment on Nonbusiness Days................................................................14
         Section 2.11 Use of Proceeds............................................................................14
         Section 2.12 Fees on Advances and Indemnity.............................................................14
         Section 2.13 Capital Adequacy...........................................................................16
         Section 2.14. Failure of Any Lender to Make Advances....................................................16
         Section 2.15. Issuance of Letters of Credit.............................................................17
         Section 2.16. Payment of Amounts Drawn Under Letters of Credit..........................................17
         Section 2.17. Special Account...........................................................................18
         Section 2.18. Authorization for Borrowing...............................................................19
         Section 2.19. Letter of Credit Fees.....................................................................19

ARTICLE III.  CONDITIONS PRECEDENT...............................................................................20

         Section 3.01 Initial Conditions Precedent...............................................................20
         Section 3.02 Conditions Precedent to All Advances.......................................................21

ARTICLE IV. REPRESENTATIONS AND WARRANTIES.......................................................................22

         Section 4.01 Corporate Existence and Power..............................................................22
         Section 4.02 Authorization of Borrowing; No Conflict as to Law or Agreements............................22
         Section 4.03 Legal Agreements...........................................................................22
         Section 4.04 Subsidiaries...............................................................................22
         Section 4.05 Financial Condition........................................................................22
         Section 4.06 Adverse Change.............................................................................23
         Section 4.07 Litigation.................................................................................23
         Section 4.08 Regulation U...............................................................................23
         Section 4.09 Taxes......................................................................................23
         Section 4.10 Titles.....................................................................................23
         Section 4.11 ERISA......................................................................................23

ARTICLE V. AFFIRMATIVE COVENANTS.................................................................................24

         Section 5.01 Reporting Requirements.....................................................................24
         Section 5.02 Books and Records; Inspection and Examination..............................................25
         Section 5.03 Compliance with Laws.......................................................................25
         Section 5.04 Payment of Taxes and Other Claims..........................................................25
         Section 5.05 Operations.................................................................................26
         Section 5.06 Insurance..................................................................................26
         Section 5.07 Preservation of Corporate Existence........................................................26
         Section 5.08 Additional Collateral......................................................................26
         Section 5.09 Intercompany Note..........................................................................26
         Section 5.10  Notice of Acquisition.....................................................................27

ARTICLE VI. NEGATIVE COVENANTS...................................................................................27

         Section 6.01 Liens......................................................................................27
         Section 6.02 Indebtedness...............................................................................27
         Section 6.03 Guaranties.................................................................................28
         Section 6.04 Dividends..................................................................................28
         Section 6.05 Consolidation and Merger...................................................................28
         Section 6.06 Subordinated Debt..........................................................................28
         Section 6.07 Restrictions on Nature of Business.........................................................28
         Section 6.08 Negative Pledges; Subsidiary Restrictions..................................................29
         Section 6.09 Issuance of Additional Stock...............................................................29

ARTICLE VII. FINANCIAL COVENANTS.................................................................................29

         Section 7.01 Total Risk Based Capital Ratio.............................................................29
         Section 7.02 Tier I Risk Based Capital Ratio............................................................29
         Section 7.03 Leverage...................................................................................29
         Section 7.04 Minimum Return on Assets...................................................................29
         Section 7.05 Maximum Non-Performing Assets..............................................................30
         Section 7.06 Allowance for Loan and Lease Losses........................................................30

ARTICLE VIII. EVENTS OF DEFAULT, RIGHTS AND REMEDIES.............................................................30

         Section 8.01 Events of Default..........................................................................30
         Section 8.02 Rights and Remedies........................................................................33
         Section 8.03 Offset.....................................................................................33

ARTICLE IX. THE AGENT............................................................................................34

         Section 9.01 Authorization..............................................................................34
         Section 9.02 Distribution of Payments and Proceeds......................................................34
         Section 9.03 Expenses...................................................................................34
         Section 9.04 Payments Received Directly by Lenders......................................................35
         Section 9.05 Indemnification............................................................................35
         Section 9.06 Limitations on Agent's Power...............................................................35


         Section 9.07 Exculpation................................................................................35
         Section 9.08 Agent and Affiliates.......................................................................36
         Section 9.09 Credit Investigation.......................................................................36
         Section 9.10 Resignation................................................................................36
         Section 9.11 Assignments................................................................................36
         Section 9.12 Participations.............................................................................37
         Section 9.13 Disclosure of Information..................................................................38

ARTICLE X. MISCELLANEOUS.........................................................................................38

         Section 10.01 No Waiver; Cumulative Remedies............................................................38
         Section 10.02 Amendments, Etc...........................................................................38
         Section 10.03 Notice....................................................................................39
         Section 10.04 Costs and Expenses........................................................................39
         Section 10.05 Indemnification by Borrower...............................................................39
         Section 10.06 Execution in Counterparts.................................................................40
         Section 10.07 Binding Effect, Assignment................................................................40
         Section 10.08 Governing Law.............................................................................40
         Section 10.09 Consent to Jurisdiction...................................................................40
         Section 10.10 Severability of Provisions................................................................40
         Section 10.11 Prior Agreements..........................................................................40
         Section 10.12 Headings..................................................................................40



Exhibit A               --     Revolving Loan Commitment Amounts
Exhibit B               --     Compliance Certificate
Exhibit C               --     Note
Exhibit D               --     Pledge Agreement
Exhibit E1              --     Application for Standby Letter of Credit
Exhibit E2              --     Standby Letter of Credit Agreement
Exhibit F               --     Union Financial Guaranty
Exhibit G               --     Union Financial Security Agreement
Exhibit H               --     Permissible Securities
Exhibit I               --     Notice of Permitted Acquisition
Schedule 4.04           --     Subsidiaries
Schedule 4.07           --     Litigation
Schedule 6.02           --     Indebtedness
Schedule 6.03           --     Guaranties

                            SECURED CREDIT AGREEMENT



          THIS SECURED CREDIT AGREEMENT dated as of August 22, 2002, is entered into by and among FIRST BANKS, INC., a Missouri corporation ("Borrower"), the financial institutions that have executed this Agreement as lenders (each individually a "Lender" and collectively the "Lenders"), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Agent.


                                WITNESSETH THAT:


          WHEREAS Borrower, the Lenders and the Agent's affiliate, Wells Fargo Bank Minnesota, National Association, were party to a Secured Credit Agreement dated as of August 23, 2001 (the "Existing Credit Agreement") pursuant to which the Lenders had severally made available to Borrower a revolving credit facility in the aggregate amount of One Hundred Twenty Million Dollars ($120,000,000);


          WHEREAS Borrower has requested that the Lenders make available a new revolving credit facility in the amount of Ninety Million Dollars ($90,000,000) and a revolving letter of credit facility in the amount of $20,000,000;


          WHEREAS Borrower, the Lenders and Agent desire to enter into this Secured Credit Agreement in replacement of the Existing Credit Agreement, thereby making available to Borrower the requested revolving credit and letter of credit facilities; and


          WHEREAS the Lenders are willing severally to provide such revolving credit and letter of credit facilities to Borrower, subject to the terms and conditions hereinafter set forth;


          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:


                                   ARTICLE I.

                        DEFINITIONS AND ACCOUNTING TERMS


               Section  1.01.  Defined  Terms.  As used in this  Agreement,  the
                               --------------
          following terms have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa):


               "Advance" means an advance by the Lenders to the Borrower pursuant to Article II.


               "Additional Lender" means a financial institution that becomes a Lender pursuant to the procedures set forth in Section 9.11.
                                                         ------------

               "Affiliate" means any Person (1) which directly or indirectly controls, or is controlled by, or is under common control with, the Borrower or any Subsidiary; (2) which directly or indirectly beneficially owns or holds five percent (5%) or more of any class of voting stock of Borrower or any Subsidiary; or (3) five percent (5%) or more of the voting stock of which is directly or indirectly beneficially owned or held by Borrower or any Subsidiary. The term "Control" for the purposes of this Agreement means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For the purposes of the foregoing definition, a shareholder of Borrower shall not be deemed to be directly or indirectly controlling or controlled by the Borrower or a Subsidiary, provided the person in question will not receive any proceeds from the Loans.


               "Agent" means Wells Fargo Bank, National Association, acting in its capacity as Agent pursuant to Article IX hereof, or any duly appointed successor.


               "Agreement" means this Secured Credit Agreement, as amended, supplemented or modified from time to time.


               "Bank Business Day" means a day other than a Saturday, Sunday, United States national holiday or other day on which banks in Minnesota are permitted or required by law to close.


               "Bank Subsidiary" means any direct or indirect Subsidiary of the Borrower which is a bank or thrift institution, including, without limitation the financial institutions listed in Schedule 4.04 hereof
                                                            -------------
          and, beginning one year following the acquisition thereof, any bank or thrift institution subsequently becoming a direct or indirect Subsidiary of the Borrower.


               "Base Rate" means the rate of interest publicly announced from time to time by the Agent as its "prime" or "base" rate or, if the Agent ceases to announce a rate so designated, any similar successor rate designated by the Agent.


               "Borrower" has the meaning assigned to such term in the preamble of this Agreement.


               "Borrowing" means a borrowing under Article II consisting of Advances made to the Borrower by each of the Lenders severally.


               "Capitalized Lease" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.


               "Collateral" means the Borrower's Special Account and all property which is subject or is to be subject to the Liens granted by the Pledge Agreement, the FBA Security Agreement, the Third Party Pledge Agreement and the Union Financial Security Agreement.


               "Commitments" means the several commitments of the Lenders in the aggregate original principal amount of $90,000,000, as such amount may be reduced from time to time pursuant to Section 2.06 hereof. When
                                                    -------------
          used with reference to a particular Lender, "Commitment" means that Lender's obligation to make Advances in an aggregate amount equal to its Commitment Amount.


               "Commitment Amount" means, with respect to each Lender, the amount set forth opposite that Lender's name on Exhibit A, as that amount may be adjusted from time to time pursuant to Section 2.06 or
                                                                 ------------
          any assignment made pursuant to Section 9.11.
                                          ------------

               "Compliance Certificate" means a certificate in substantially the form of Exhibit B, or such other form as the Borrower and the Required Lenders may from time to time agree upon in writing, executed by the chief financial officer of the Borrower, stating (i) that any financial statements delivered therewith have been prepared in accordance with GAAP, subject to year-end audit adjustments, (ii) whether or not such officer has knowledge of the occurrence of any Default or Event of Default and stating in reasonable detail the facts with respect to such Default or Event of Default, (iii) all relevant facts in reasonable detail to evidence, and the computations as to, whether or not the Borrower is in compliance with the Financial Covenants, and (iv) all relevant facts in reasonable detail to evidence, and the computations as to, whether or not the Borrower is in compliance with the other covenants.


               "Default"  means any of the events  specified  in  Section  8.01,
                                                                  -------------
          whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.


               "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations and published interpretations thereof.


               "ERISA Affiliate" means any trade or business (whether or not incorporated) which together with the Borrower would be treated as a single employer under Section 4001 of ERISA.


               "Equity Capital" of a Bank Subsidiary means the aggregate of its perpetual preferred stock (and related surplus), common stock, surplus (excluding all surplus related to perpetual preferred stock), undivided profits and capital reserves, plus its net unrealized holding gains (or minus its net realized holding losses) on available-for-sale securities.


               "Eurodollar Business Day" means a Bank Business Day on which dealings in U.S. dollar deposits are carried on in the London interbank market.


               "Eurodollar Rate" means the annual rate equal to the sum of (i) the rate obtained by dividing (a) the rate (rounded up to the nearest 1/16 of 1%) determined by the Agent as of 11:00 a.m. London, England time on the second Eurodollar Business Day prior to the date such rate is to become effective to be the average rate at which U.S. dollar deposits are offered or available to banks in the London interbank market for funds to be made available on the first day of any Interest Period in an amount approximately equal to the amount for which a Eurodollar Rate quotation has been requested and maturing at the end of such Interest Period, by (b) a percentage equal to 100% minus the Federal Reserve System reserve requirement (expressed as a percentage) applicable to such deposits, and (ii) the applicable Margin. In making such determination, the Agent shall utilize Telerate page 3750 under the heading "British Bankers Association LIBOR rates" in the column designated "USD," as published by Bridge Information Systems, Inc., or such other comparable source as may be available to the Agent in the event such Telerate page is no longer published or readily available.


               "Eurodollar Rate Funding" means a Borrowing or any portion thereof, or any other portion of the principal balance of the Notes, that bears interest at a Eurodollar Rate.


               "Event of Default" means any of the events specified in Section 8.01, provided that any requirement for the giving of notice, the lapse of time, or both, or any other applicable condition, has been satisfied.


               "Existing Credit Agreement" has the meaning assigned to such term in the recitals to this Agreement


               "FBA" means First Banks America, Inc., a Delaware corporation.


               "FBA Security Agreement" means the security agreement dated as of August 23, 2001, whereby FBA has granted a security interest to the Borrower in all of its stock of San Francisco Company to secure the Intercompany Note.


               "Federal Funds Rate" means at any time an interest rate per annum equal to the weighted average of the rates for overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Bank Business Day, the average, determined by the Agent, of the quotations for such day for such transactions received by the Agent from three federal funds brokers of recognized standing selected by it, it being understood that the Federal Funds Rate for any day which is not a Bank Business Day shall be the Federal Funds Rate for the next preceding Bank Business Day.


               "Financial  Covenants"  means any  covenant  contained in Article
          VII.


               "First Bank (California)" means First Bank & Trust, a California state bank.


               "First Bank (Missouri)" means First Bank, a Missouri state bank.


               "Floating Rate" means, at any time, an annual rate equal to the greater of:


               (i) the Base Rate; or


               (ii) the Federal Funds Rate, plus 50 basis points (0.50%);


          The Floating Rate shall change when and as the Base Rate or Federal Funds Rate changes.


               "Funded Debt" of the Borrower means (without duplication) (i) all indebtedness of the Borrower for borrowed money; (ii) indebtedness evidenced by bonds, notes or similar written debt instruments; and
          (iii) the face amount of all letters of credit and bankers' acceptances issued for the account of the Borrower, and without duplication, all drafts drawn thereunder; provided, however, that in
                                                      --------  -------
          no event shall any calculation of Funded Debt include Subordinated Debt or debt of the type referred to in Section 6.02(b) or 6.02(c).
                                                  ---------------    -------

               "Funded Debt Ratio" means the ratio of Funded Debt to Net Income of the Borrower for the most recent period of four fiscal quarters.


               "GAAP" means generally accepted accounting principles applied on a basis consistent with the accounting practices applied in the financial statements described in Section 4.05.
                                            ------------

               "Interest Period" means, with respect to any Eurodollar Rate Funding (except as provided below on the Closing Date of this Agreement), a period of one, two, three or six months beginning on a Eurodollar Business Day, as elected by the Borrower. Each Interest Period shall end on the day in the final month of such Interest Period that immediately precedes the date which numerically corresponds to the first day of such Interest Period, except that (i) if such final month has no numerically corresponding day, then the Interest Period shall end on the last Eurodollar Business Day of such month, and (ii) if an Interest Period would otherwise end on a day which is not a Eurodollar Business Day, such Interest Period shall end on the next following Eurodollar Business Day, unless such next following Eurodollar Business Day is the first Eurodollar Business Day of a month, in which case such Interest Period shall end on the next preceding Eurodollar Business Day.


               "Intercompany Note" means the revolving promissory note dated August 23, 2001, whereby FBA promises to repay certain obligations incurred to the Borrower.


               "L/C Application" means an Application for Standby Letter of Credit in the form attached hereto as Exhibit E1, and the master Standby Letter of Credit Agreement in the form of Exhibit E2, which is incorporated into such Application by reference.


               "L/C Margin" means an amount  determined  under Section 2.03 that
                                                               ------------
          is charged pursuant to Section 2.19(a).
                                 ---------------

               "Lender" or "Lenders" has the meaning assigned to such term in the preamble to this Agreement.


               "Leverage" shall be defined and calculated in accordance with Federal Reserve Board Regulation Y in the case of the Borrower and in accordance with Section 38 of the Federal Deposit Insurance Act in the case of a Bank Subsidiary.


               "Letter of Credit" has the meaning given in Section 2.15.
                                                           ------------

               "Lien" means any mortgage, deed of trust, lien, pledge, security interest or other charge or encumbrance, of any kind whatsoever, including but not limited to the interest of the lessor or titleholder under any Capitalized Lease, title retention contract or similar agreement.

               "Loan Document(s)" means this Agreement, the Notes, the Pledge Agreement, the Intercompany Note, the FBA Security Agreement, the Third Party Pledge Agreement and the Union Financial Security Agreement, as each may be renewed, extended, amended, rearranged, restructured, restated, replaced or otherwise modified from time to time.


               "Margin" means an amount determined pursuant to Section 2.03 that
                                                               ------------
          is added to other amounts to determine a Eurodollar Rate.


               "Multiemployer Plan" means a Plan described in Section 4001(a)(3) of ERISA which covers employees of the Borrower or any of its Affiliates.


               "Net Income" has the meaning assigned to such term by GAAP, without reference to extraordinary items or adjustments caused solely by changes in applicable accounting principles.


               "Non-Performing  Assets" of a Bank  Subsidiary  means the sum of:
          (i) all loans classified as past due 90 days or more and still accruing interest; (ii) all loans classified as "non-accrual" and no longer accruing interest; (iii) all loans classified as "restructured loans and leases"; and (iv) all other "Non-Performing Assets," as reported in the then most recent call report of such Bank Subsidiary.


               "Note" has the meaning set forth in Section 2.01.
                                                   ------------

               "Obligations" means all debts, liabilities, obligations, covenants and duties of the Borrower arising under any of the Loan Documents, whether direct or indirect, absolute or contingent, due or to become due, and whether now existing or hereafter arising.


               "Obligations of  Reimbursement"  has the meaning given in Section
                                                                         -------
          2.16(a).
          -------

               "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.


               "Percentage" means, with respect to each Lender, the percentage so designated next to such Lender's name in Exhibit A, as such percentage may be adjusted from time to time pursuant to Section 9.11.
                                                                   ------------

               "Permitted Acquisition" means the acquisition by the Borrower or any of its Subsidiaries of stock or other equity interests in any other Person, the consolidation or merger of any other Person into the Borrower or any of its Subsidiaries, or the transfer of any assets of any other Person to the Borrower or any of its Subsidiaries outside the ordinary course of business, in each case so long as:


               (i) no Default or Event of Default is continuing at the time of such acquisition, consolidation, merger or transfer, or would be caused by such acquisition, consolidation, merger or transfer;


              (ii) all authorizations of governmental agencies, bodies or authorities which are necessary to approve the acquisition have been obtained and are in full force and effect, or will be obtained contemporaneously with the making of any Advance for such purpose, and no further approval, consent, order or authorization of or designation, registration, declaration or filing with any governmental authority is required in connection therewith; and


             (iii) in the case of any consolidation or merger, the continuing or surviving corporation shall be controlled by the Borrower immediately following the transaction; provided, however,
                                                             --------   -------
                    that (A) a Subsidiary may merge with and into the Borrower or another Subsidiary, but (B) under no circumstances may the Borrower merge into or consolidate with any Subsidiary.


               "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other juridical entity of whatever nature.


               "Plan" means any employee benefit or other plan established, maintained, or to which contributions have been made by the Borrower or any ERISA Affiliate.


               "Planned Recapitalization" means one or more related transactions in which (i) FBA will "go private" and either be merged into or consolidated with the Borrower, or its assets will be transferred to the Borrower, (ii) the Intercompany Note will be cancelled; and simultaneously (iii) San Francisco Company and Union Financial or, if they are merged or consolidated as part of the related transactions, the surviving entity, will guarantee payment of the Obligations and execute such agreements as the Agent may reasonably request to grant a first priority security interest to the Agent for the benefit of the Lenders in the stock of all Bank Subsidiaries. In conjunction with the elimination of FBA as a separate entity, the Borrower may also cause
          (I) San Francisco Company and Union Financial to be merged or consolidated (the "Holding Company Merger"), and the surviving entity (the "Surviving Holding Company") to own both Bank Subsidiaries, and
          (II) the Bank Subsidiaries to be merged or consolidated (the "Bank Merger"), and the surviving entity (the "Surviving Bank") to be owned by the survivor of the Holding Company Merger.


               "Pledge Agreement" means the collateral pledge agreement in the form of Exhibit D pledging to the Agent for the ratable benefit of the Lenders all of the stock of FBA and Union Financial that is owned by the Borrower, certain stock acquired after the date of this Agreement, and the Intercompany Note.


               "Primary Equity Capital" of an entity means the aggregate of the allowance for loan and lease losses of such entity, as reported in the most recent Form 10-Q or Form 10-K filed by the Borrower with the Securities and Exchange Commission, plus the Equity Capital of such entity.


               "Prohibited  Transaction"  means any  transaction  prohibited  by
          Section 406 of ERISA or Section 4975 of the Internal Revenue Code, as amended from time to time.


               "Reportable Event" means any of the events set forth in Section 4043 of ERISA.

               "Required Lenders" means Lenders (including, where relevant, Additional Lenders) having an aggregate Percentage of 66 2/3% or more.


               "Return on Assets" of a Person means the percentage determined by dividing the Net Income of such Person for the four calendar quarters immediately preceding the date of determination by its total average assets as of the end of such period. The total average assets of a Person shall be as reported in its most recent quarterly financial statements or, in the case of a Bank Subsidiary, in its most recent quarterly call report.


               "Revolving Credit Termination Date" means August 21, 2003.


               "San Francisco Company" means The San Francisco Company, a Delaware corporation.


               "Subordinated Debt" means indebtedness of the Borrower or any of its Subsidiaries which is subordinated in right of payment to all indebtedness of the Borrower to any Lender, on terms that have been approved in writing by the Required Lenders and that have been noted by appropriate legend on all instruments evidencing the Subordinated Debt.


               "Subsidiary" means, as to Borrower, any corporation with total assets exceeding $1,000,000 of which shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation are at the time owned, or the management of which corporation is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by the Borrower or a Subsidiary of the Borrower.


               "Third Party Pledge Agreement" means the security agreement dated August 23, 2001, whereby San Francisco Company has pledged all its stock of First Bank (California) to the Borrower to secure the Intercompany Note.


               "Tier I Risk Based Capital Ratio" shall be defined and calculated in accordance with Federal Reserve Board Regulation Y in the case of the Borrower and in accordance with Section 38 of the Federal Deposit Insurance Act in the case of a Bank Subsidiary.


               "Total Risk Based Capital Ratio" shall be defined and calculated in accordance with Federal Reserve Board Regulation Y in the case of the Borrower and in accordance with Section 38 of the Federal Deposit Insurance Act in the case of a Bank Subsidiary.


               "Union Financial" means Union Financial Group, Ltd, a Delaware corporation.


               "Union  Financial  Guaranty"  means the  guaranty  in the form of
          Exhibit  F,  whereby  Union  Financial   guarantees   payment  of  the
          Obligations.


               "Union Financial Security Agreement" means the security agreement in the form of Exhibit G, whereby Union Financial pledges all of its stock of First Bank (Missouri) to the Agent to secure the Union Financial Guaranty.

          Section 1.02.  Accounting Terms. All accounting terms not specifically
                         ----------------
defined herein shall be construed in accordance with GAAP consistent with those applied in the preparation of the financial statements and reports referred to in Section 4.05, and all financial data submitted pursuant to this Agreement
   ------------
shall be prepared in accordance with such principles.


                                   ARTICLE II.

       AMOUNT AND TERMS OF REVOLVING LOAN AND LETTER OF CREDIT FACILITIES


                  Section 2.01 Advances.
                               --------

               (a) Each Lender agrees, severally but not jointly, on the terms and subject to the conditions hereinafter set forth, to make Advances to the Borrower from time to time during the period from the date hereof to and including the Revolving Credit Termination Date in an aggregate amount not to exceed at any time outstanding that Lender's Commitment Amount. The total amount of the Advances outstanding at any time hereunder shall not exceed the Commitments. Within the limits of the Commitments, the Borrower may borrow, prepay pursuant to Section
                                                                         -------
          2.07 and reborrow  under this Section 2.01.  The Advances made by each
          ----                          ------------
          Lender shall be evidenced by and repayable in accordance with a single promissory note of the Borrower (a "Note") payable to the order of that Lender, substantially in the form of Exhibit C hereto, dated the date hereof. The Notes shall bear interest on the unpaid principal amount thereof from the date thereof until paid as set forth in
          Section 2.02.
          ------------

               (b) Each Borrowing  under this Section 2.01 shall occur following
                                              ------------
          written or telephonic request to the Agent from the Borrower, any telephonic request to be confirmed by fax in such form as the Borrower and the Agent may agree. Each such notice or request shall specify (i) the date of the requested Borrowing, (ii) the amount thereof, and
          (iii) if any portion of such Borrowing will bear interest at a Eurodollar Rate, the Interest Period selected by the Borrower with respect thereto. Such notice or request must be received by the Agent not later than 1:00 p.m. (Minneapolis time) on the Bank Business Day prior to the day on which such Borrowing is to occur or, if all or any portion of the Borrowing will bear interest at a Eurodollar Rate, not later than three Eurodollar Business Days prior to the date on which such Borrowing is to occur. Upon receiving a request for a Borrowing under this Section 2.01, and in any event not later than 2:00 p.m.
                       -------------
          (Minneapolis time) on the day that the request is received, the Agent will notify the Lenders of the amount of the requested Borrowing, the amount of each Lender's Advance with respect thereto, and, if applicable, the fact that the Borrower has elected a Eurodollar Rate and the Interest Period selected by the Borrower. Upon fulfillment of the applicable conditions set forth in Article III, each Lender shall remit its Percentage of the requested Borrowing to the Agent in immediately available funds. So long as a Lender receives notice of the requested Borrowing prior to 2:00 p.m. (Minneapolis time) on the date the request is received, that Lender will make its Advance with respect to that Borrowing available to the Agent by wire transfer of immediately available funds to the Agent not later than 11:00 a.m. (Minneapolis time) on the date called for in such notice. If payment is not made by a Lender when due hereunder interest on the unpaid amount shall accrue from and including the due date to the date of payment at the Base Rate, and shall be payable on demand. Prior to

          12:00 noon (Minneapolis time) on the day of the requested Borrowing, the Agent shall disburse such funds by wire transferring the same to an account designated by the Borrower at First Bank (Missouri) or in such other manner as the Agent and the Borrower may from time to time agree in writing. The Agent shall have no obligation to disburse the requested Borrowing if any condition set forth in Article III has not been satisfied on the day of the requested Borrowing. Each Borrowing shall be in the amount of $1,000,000 or an integral multiple of $100,000 greater than $1,000,000. The Borrower shall promptly confirm each telephonic request for an Advance by executing and delivering an appropriate confirmation certificate to the Agent. The Borrower shall be obligated to repay all Advances made to it notwithstanding the fact that the person requesting the same was not in fact authorized so to do. Any request for an Advance shall be deemed to be a representation that the statements set forth in Article IV are correct except to the extent that the same relate specifically to an earlier date.


               (c) In the event that any one or more Lenders' obligations to make Advances at the Eurodollar Rate are suspended pursuant to Section
                                                                         -------
          2.02(d)  following  a request for a Borrowing  that  specifies  that a
          ------
          Eurodollar Rate is to apply, such Lenders shall nevertheless be obliged to fund their respective Advances, and such Advances shall bear interest at the Floating Rate until they are repaid or until such Lenders may again make, maintain or fund Advances at the Eurodollar Rate and the Borrower requests pursuant to Section 2.02(b) that a Eurodollar Rate be applicable to such Advances.


               Section 2.02 Interest
                               --------

               (a) Floating Rate. Unless the Borrower elects a Eurodollar Rate pursuant to Section 2.01(b) or subsection (b)of this Section, the
                       ----------------
          principal  balance of the Notes shall bear  interest  at the  Floating
          Rate.


               (b) Conversion of Principal to Eurodollar Rates. At the election of the Borrower, which may be exercised from time to time, the Borrower may request in writing or by telephone that a Eurodollar Rate be applicable for the portion of the outstanding principal balance of the Notes (including any Advance requested or to be requested) and for the Interest Period indicated by the Borrower in its request. The portion of the outstanding balance of the Notes for which a Eurodollar Rate is requested must, on the first day of the applicable Interest Period, either (A) bear interest at the Floating Rate, or (B) bear interest at a Eurodollar Rate with respect to which the Interest Period expires on such first day. A request for a Eurodollar Rate must be received by the Agent before 1:00 p.m. (Minneapolis time) on the day three Eurodollar Business Days before the first day of the proposed Interest Period. Upon receiving a request for a Eurodollar Rate, and in any event not later than the close of business on the day that the request is received, the Agent will notify the Lenders of the principal amount to be subject to such Eurodollar Rate and the Interest Period applicable thereto. Not later than 4:00 p.m. (Minneapolis time) on the second Eurodollar Business Day prior to the date on which such Eurodollar Rate is to become effective, the Agent will notify the Lenders and the Borrower of the interest rate to be applicable thereto. Following a request for a Eurodollar Rate under this Section or Section 2.01, the Eurodollar Rate as determined
                            -------------
          hereunder shall be the interest rate applicable for the proposed Interest Period to the portion of the outstanding principal balance of the Notes to which the quotation related, subject to fluctuations in the applicable Margin (and the remaining part of the principal balance of the Notes, if any, shall continue to bear interest at the rate or rates previously applicable to such amounts). At the termination of such Interest Period, the interest rate applicable to the portion of the principal balance of the Notes to which the Eurodollar Rate quotation was applicable shall revert to the Floating Rate unless a new Eurodollar Rate quotation is requested by the Borrower in accordance with this paragraph.


               (c) Setting and Notice of Rates. The Eurodollar Rate applicable to each Eurodollar Rate Funding shall be determined by the Agent between the opening of business and 11:00 a.m. (Minneapolis time) on the second Eurodollar Business Day prior to the beginning of the applicable Interest Period. Promptly following such determination, the Agent shall give notice thereof (which may be by telephone if promptly confirmed by fax) to the Borrower and each Lender. Each such determination of the applicable Eurodollar Rate shall be conclusive and binding upon the parties hereto, in the absence of demonstrable error. The Agent, upon written request of the Borrower or any Lender, shall deliver to the Borrower or such requesting Lender a statement showing the computations used by the Agent in determining the applicable Eurodollar Rate hereunder.


               (d) Limitations on Eurodollar Rate Fundings. In no event shall more than six Eurodollar Rate Fundings be outstanding at any one time. In no event may the Borrower request a Eurodollar Rate Funding if, after giving effect to such Eurodollar Rate Funding, the Borrower would be required to prepay the Eurodollar Rate Funding in order to pay the principal amount of the Advances on the Revolving Credit Termination Date. In no event may the Borrower rescind any request for a Eurodollar Rate Funding once made. Notwithstanding anything to the contrary in this Agreement, the Agent and the Lenders shall have no obligation to honor any request for a Eurodollar Rate Funding if a Default or Event of Default has occurred and is continuing when such request is made or on the first day of the Interest Period applicable thereto. If on or prior to the first day of any Interest Period the Agent reasonably determines (which determination shall be conclusive) that by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period, or the Required Lenders reasonably determine (which determination shall be conclusive) and notify the Agent that the Eurodollar Rate will not adequately and fairly reflect the cost to the Lenders of funding the requested Eurodollar Rate Funding for such Interest Period, then the Agent shall give the Borrower prompt notice thereof specifying the amounts or periods, and so long as such condition remains in effect, the Lenders shall be under no obligation to fund any Eurodollar Rate Fundings and the Borrower shall, on the last day(s) of the then current Interest Period(s) for the outstanding Eurodollar Rate Fundings, either prepay such Eurodollar Rate Fundings or convert such Eurodollar Rate Fundings into Floating Rate Borrowings in accordance with the terms of this Agreement. Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful for any Lender to make, maintain, or fund Advances at the Eurodollar Rate hereunder, then such Lender shall promptly notify the Borrower thereof and such Lender's obligation to make, maintain or fund Advances at the Eurodollar Rate shall be suspended until such time as such Lender may again make, maintain, and fund Advances at the Eurodollar Rate. If the obligation of any Lender to make, maintain or fund Advances at the Eurodollar Rate shall be suspended pursuant to this subsection 2.02(d), such

          Lender's affected Advances shall be automatically converted into Floating Rate Advances on the last day(s) of the then current Interest Period(s) for the affected Advances.


               (e) Records. Absent error, the records of the Agent shall be conclusive evidence as to the amount of each Eurodollar Rate Funding and the interest rate and Interest Period applicable thereto.


               (f) Default Interest. Upon the occurrence of any Default or Event of Default, and so long as such Default or Event of Default continues without written waiver thereof by the Required Lenders, each Note shall bear interest at an annual rate that shall be four percent (4.00%) plus the annual rate at which interest would otherwise accrue on that Note. Accrual of interest at such increased rate shall not be deemed a waiver or excuse of any such Default or Event of Default.


               Section 2.03 Margin and L/C Margin.
                               ---------------------

               (a) Generally. The Margin and the L/C Margin through and including the first adjustment occurring as specified below shall be 1.00% and 1.125% respectively. Beginning with the receipt by the Lenders of the financial statements and Compliance Certificate for the period ending September 30, 2002, the Margin and the L/C Margin shall be adjusted each quarter on the basis of the Funded Debt Ratio as at the end of the previous fiscal quarter, in accordance with the following table:


         Funded Debt Ratio                          Margin in Basis Points          L/C Margin in Basis Points
         -----------------                          ----------------------          --------------------------
         1.75 to 1.00 or more                               125.0                              137.5
         1.00 to 1.00 or more, but less than                112.5                              125.0
              1.75 to 1.00
         Less than 1.00 to 1.00                             100.0                              112.5

         Reductions and increases in the Margin and L/C Margin will be made quarterly on the first day of the month following the date the Borrower's financial statements and Compliance Certificate required under Section 5.01 are due. Notwithstanding the foregoing, (i) if the Borrower fails to deliver any financial statements or Compliance Certificates when required under Section 5.01, the Agent may (and, upon request of the Required Lenders, shall), by notice to the Borrower, increase the Margin and L/C Margin to the highest rates set forth above until such time as the Agent has received all such financial statements and Compliance Certificates, and (ii) no reduction in the Margin or the L/C Margin will be made if a Default or an Event of Default has occurred and is continuing at the time that such reduction would otherwise be made.


              (b) Adjustments. If, upon receipt of the Borrower's audited financial statements with respect to any fiscal year of the Borrower, the Margin or L/C Margin is determined to be higher than that based on the Borrower's interim financial statements as of the end of such fiscal year, and the Borrower is thus determined to have underpaid interest or Letter of Credit Fees since the adjustment date following the end of such fiscal year, the Borrower shall pay such amount on demand. If, upon such receipt, the Margin or L/C Margin is determined to be lower than that based on the Borrower's interim financial statements as of the end of such fiscal year, and the Borrower is thus determined to have overpaid interest or Letter of Credit Fees since the adjustment date following the end of such fiscal year, the Lenders shall credit such overpayment, first, as a prepayment of accrued but unpaid interest on the Notes, and, second, as a prepayment of interest thereafter accruing on the Notes.

          Section 2.04 Payments.
                       --------


          (a) Interest. Interest accruing on the principal balance of the Notes shall be due and payable as follows:


          (i) Interest accruing on the principal balance of the Notes at the Floating Rate each calendar quarter shall be due and payable on the last day of that calendar quarter, with the first quarterly payment of interest due on the last day of September, 2002; and the last payment of interest shall be due on the Revolving Credit Termination Date.


          (ii) Interest on each Eurodollar Rate Funding shall be due and payable on the last day of the applicable Interest Period or, if such Interest Period is six months, on the last day of the third month during such Interest Period, and on the last day of such Interest Period.


          (b) Principal. The principal balance of the Notes shall be due and payable in full on the Revolving Credit Termination Date.


          Section 2.05 Commitment  Fee. The Borrower shall pay to the Agent, for
                      ---------------
the benefit of the Lenders, a commitment fee at an annual rate equal to 22.5 basis points (.225%) applied to the aggregate daily average of the sum of (i) the unused amount of the Commitment Amounts hereunder plus (ii) the difference between $20,000,000 and the outstanding face amount of Letters of Credit. The commitment fee shall be due and payable quarterly in arrears with the first quarterly payment due September 30, 2002. Any commitment fee remaining unpaid on the Revolving Credit Termination Date shall be due and payable on that date.


          Section 2.06 Termination or Reduction of the Commitments. The Borrower
                       -------------------------------------------
may at any time and from time to time upon 10 calendar days' prior notice to the Agent permanently terminate the Commitments in whole or permanently reduce the Commitments in part, without penalty or premium, provided that (i) the Commitments may not be terminated while any Advances remain outstanding, (ii) each partial reduction shall be in the amount of $1,000,000 or a multiple thereof, (iii) any partial reduction of the Commitments shall be pro rata as to each Lender in accordance with that Lender's Percentage, and (iv) no reduction shall reduce the Commitments to an amount less than the aggregate amount of the Advances outstanding at the time.


          Section  2.07  Voluntary  Prepayments.  The  Borrower  may  prepay the
                         ----------------------
portion of the principal balance of the Notes bearing interest at a Floating Rate (the "Floating Rate Portion") in whole or in part, at any time and from time to time; provided that (i) prepayment of any Lender's Note must be accompanied by pro rata prepayment of each other Lender's Note, (ii) any prepayment of the full amount of any Note shall include accrued interest thereon, and (iii) each partial prepayment of the Floating Rate Portion of the

Notes shall be in the principal amount of $1,000,000 or an integral multiple of $100,000 greater than $1,000,000.


          The Borrower may prepay the portion of the principal balance of the Notes bearing interest at a Eurodollar Rate (the "Eurodollar Rate Portion") in whole or in part, at any time from time to time; provided that (i) prepayment of any Lender's Note must be accompanied by pro rata prepayment of each other Lender's Note, (ii) any prepayment of the full amount of any Note shall include accrued interest thereon, (iii) each partial prepayment of the Eurodollar Rate Portion of the Notes shall be in the principal amount of $1,000,000 or an integral multiple of $100,000 greater than $1,000,000, (iv) any prepayment of the Eurodollar Rate Portion of the Notes shall be made only upon three Bank Business Days' notice to the Agent, and (v) if the prepayment is made on a date other than the last day of the applicable Interest Period, such prepayment must be accompanied by a written agreement from Borrower to reimburse the Lenders for any amounts due to the Lenders pursuant to Section 2.12(b).
                                           ---------------

          Section  2.08  Computation  of Interest and Fees.  Interest  under the
                         ---------------------------------
Notes and the fees hereunder shall be computed on the basis of actual number of days elapsed in a year of 360 days.


          Section  2.09  Making of  Payments.  All  payments  of  principal  and
                         -------------------
interest under the Notes and of the fees hereunder shall be made to the Agent in immediately available funds. Payments received after 2:00 p.m. (Minneapolis time) on any day shall be deemed received on the next succeeding Bank Business Day. The Borrower and the Lenders agree that the amount shown on the books and records of the Agent as being the principal balance of each Lender's Note shall be prima facie evidence of such principal amount. The Borrower hereby authorizes the Agent to charge against any account the Borrower may maintain with Wells Fargo Bank, National Association, an amount equal to the accrued interest and fees from time to time due and payable to the Agent under the Notes or hereunder, or (at the option of the Required Lenders) to make an Advance in such amount, all without receipt of any request for such charge or Advance.


          Section  2.10  Payment on  Nonbusiness  Days.  Payments of interest on
                         -----------------------------
Eurodollar  Fundings shall be governed by Section  2.04(a)(ii).  With respect to
                                          --------------------
all other payments to be made hereunder or under the Notes, whenever such payments shall be stated to be due on a day other than a Bank Business Day, such payment may be made on the next succeeding Bank Business Day, and such extension of time shall in each case be included in the computation of payment of interest on such Note or the fees hereunder, as the case may be.


          Section  2.11 Use of Proceeds.  The proceeds of the Advances  shall be
                        ---------------
used by the Borrower (i) for its general corporate purposes, (ii) to refinance existing indebtedness under the Existing Credit Agreement, (iii) for Permitted Acquisitions, and (iv) for the Planned Recapitalization.


               Section  2.12 Fees on  Advances  and  Indemnity.  In  addition to
                        ---------------------------------
any interest payable on Advances made hereunder and any fees or other amounts payable hereunder, the Borrower agrees:

          (a) If at any time any generally applicable law, rule or regulation or the generally applicable interpretation or administration thereof by any governmental authority (including, without limitation, Regulation D of the Federal Reserve Board):


               (i) shall subject any Lender to any tax, duty or other charges (including but not limited to any tax designed to discourage the purchase or acquisition of foreign securities or debt instruments by United States nationals) with respect to this Agreement, or shall materially change the basis of taxation of payments to any Lender of the principal of or interest on any portion of the principal balance of the Notes bearing interest at a Eurodollar Rate (except for the imposition of or changes in respect of the rate of tax on the overall net income of that Lender); or


               (ii) shall  impose or deem  applicable  or increase  any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by any Lender because of any portion of the principal balance of any Note bearing interest at a Eurodollar Rate;


     and the result of any of the foregoing would be to increase the cost to that Lender of making or maintaining any such portion or to reduce any sum received or receivable by that Lender with respect to such portion, then, within 30 days after demand by any Lender specifying the basis of the Lender's assertion in reasonable detail, the Borrower shall pay that Lender such additional amount or amounts as will compensate that Lender for such increased cost or reduction.


          (b) The Borrower shall also compensate any Lender, upon written request by that Lender (which request shall set forth the basis for requesting such amounts), for all losses and expenses in respect of any interest or other consideration paid by that Lender to lenders of funds borrowed by it or deposited with it to maintain any portion of the principal balance of any Note at a Eurodollar Rate which that Lender may sustain to the extent not otherwise compensated for hereunder and not mitigated by the reemployment of such funds to the extent such loss or expense arises (i) as a consequence of any failure by the Borrower to make any payment when due of any amount due hereunder in connection with any Eurodollar Rate Fundings, (ii) due to any failure of the Borrower to borrow or convert any Eurodollar Rate Fundings on a date specified therefor in a notice thereof, or (iii) due to any payment or prepayment of any Eurodollar Rate Funding on a date other than the last day of the applicable Interest Period for such Eurodollar Rate Funding. A certificate as to any such loss or expense (including calculations, in reasonable detail, showing how that Lender computed such loss or expense) shall be promptly submitted by that Lender to the Borrower. Such loss or expense may be computed as though that Lender acquired deposits in the London interbank market to fund that portion of the principal balance whether or not that Lender actually did so.


          (c) A notice from any Lender under this Section claiming compensation and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of error. In determining any such amount, a Lender may use any reasonable averaging and attribution methods.

          Section 2.13 Capital  Adequacy.  If any Lender  determines at any time
                       -----------------
that its Return has been reduced as a result of any Capital Adequacy Rule Change, that Lender may require the Borrower to pay it the amount necessary to restore its Return to what it would have been had there been no Capital Adequacy Rule Change. For purposes of this Section:


          (a) "Return", for any period, means the percentage determined by dividing (i) the sum of interest and ongoing fees earned by a Lender under this Agreement during such period, by (ii) the average capital that Lender is required to maintain during such period as a result of its being a party to this Agreement, as reasonably determined in good faith by that Lender based upon its total capital requirements and a reasonable attribution formula that takes account of the Capital Adequacy Rules then in effect. Return may be calculated for each calendar quarter and for the shorter period between the end of a calendar quarter and the date of termination in whole of this Agreement.


          (b) "Capital Adequacy Rule" means any law, rule, regulation or guideline regarding capital adequacy that applies to any Lender, or the interpretation thereof by any governmental or regulatory authority with supervisory authority over such Lender. Capital Adequacy Rules include rules requiring financial institutions to maintain total capital in amounts based upon percentages of outstanding loans, binding loan commitments and letters of credit.


          (c) "Capital Adequacy Rule Change" means any change applicable to banks generally in any Capital Adequacy Rule occurring after the date of this Agreement, but the term does not include any changes in applicable requirements that at the date hereof are scheduled to take place under the existing Capital Adequacy Rules or any increases in the capital that any Lender is required to maintain to the extent that the increases are required due to a regulatory authority's action affecting only that Lender.


          (d) For purposes of this Section, "Lender" includes (but is not limited to) the Agent, the Lenders, as defined elsewhere in this Agreement, and any assignee of any interest of any Lender hereunder and any participant in the loans made hereunder.


The initial notice sent by a Lender shall be sent as promptly as practicable after that Lender learns that its Return has been reduced, shall include a demand for payment of the amount necessary to restore that Lender's Return for the quarter in which the notice is sent, and shall state in reasonable detail the cause for the reduction in its Return and its calculation of the amount of such reduction. Thereafter, that Lender may send a new notice during each calendar quarter setting forth the calculation of the reduced Return for that quarter and including a demand for payment of the amount necessary to restore its Return for that quarter.


          Section  2.14.  Failure  of Any  Lender to Make  Advances.  Should any
                          -----------------------------------------
Lender default in making an Advance, the other Lenders shall not be released from their several obligations to make Advances as agreed hereunder, and, in the event such defaulting Lender is the Agent, the other Lenders shall forthwith appoint one of themselves to act as Agent. However, such default shall not obligate any of the Lenders to increase their Commitment Amounts. Without limiting any other remedies to which the Borrower may be entitled, Borrower shall be released from all liability to pay such defaulting Lender any accrued or future fees under Section 2.05 and the other obligations of the Borrower to
                     ------------
such defaulting Lender under the Loan Documents, except the obligation to repay the outstanding Revolving Loans theretofore made by such Lender and interest accrued thereon as provided in the Loan Documents, shall terminate; provided,
                                                                       --------
however,  once  such  default  is  cured,  then such  defaulting  Lender  shall,
-------
subsequent thereto, have all rights under the Loan Documents.


               Section 2.15. Issuance of Letters of Credit.
                             -----------------------------


               (a) The Agent will issue one or more letters of credit for the account of the Borrower (each a "Letter of Credit") from time to time during the period from the date hereof until the Revolving Credit Termination Date, in an aggregate amount at any time outstanding not to exceed $20,000,000. Each Letter of Credit, if any, shall be issued pursuant to a separate L/C Application entered into by the Borrower as applicant, completed in a manner satisfactory to the Agent and delivered to the Agent at least five Bank Business Days prior to the date such Letter of Credit is to be issued. The terms and conditions set forth in each such L/C Application shall supplement the terms and conditions hereof, but in the event of inconsistency between the terms of any such L/C Application and the terms hereof, the terms hereof shall control.


               (b) Each Lender shall be deemed to hold a participation interest in each Letter of Credit equal to that Lender's Percentage of the face amount of that Letter of Credit. If the Agent makes any payment pursuant to the terms of any Letter of Credit and is not promptly reimbursed, the Agent may request that each Lender pay such Lender's Percentage of the unreimbursed amount. Upon receipt of any such request prior to 1:00 p.m. (Minneapolis time) on a Bank Business Day, the recipient shall be unconditionally and irrevocably obligated to pay its Percentage of the unreimbursed amount to the Agent in immediately available funds prior to 3:00 p.m. (Minneapolis time) on such date. Notices received after 1:00 P.M. (Minneapolis time) shall be deemed to have been received on the following Bank Business Day. If payment is not made by a Lender when due hereunder, interest on the unpaid amount shall accrue from and including the date of the Agent's request to the date of payment at the Base Rate. After making any payment to the Agent under this subsection in connection with a particular Letter of Credit, a Lender shall be entitled to participate to the extent of its Percentage in the related reimbursements and any interest thereon received by the Agent from the Borrower or otherwise. Upon receiving any such reimbursement, the Agent will distribute to each Lender its Percentage of such reimbursement and any interest thereon.


               (c) No Letter of Credit shall be issued with an expiry date later than 90 days after the Revolving Credit Termination Date.


               (d) Any request for the issuance of a Letter of Credit under this
          Section 2.15 shall be deemed to be a representation that the statements set forth in Article IV hereof are correct except to the extent that the same relate specifically to an earlier date.


          Section 2.16.  Payment of Amounts  Drawn Under Letters of Credit.  The
                         -------------------------------------------------
Borrower agrees to pay the Agent any and all amounts required to be paid under the applicable L/C Application, when and as required to be paid thereby, including the amounts designated below, when and as designated:

               (a) The Borrower hereby agrees to pay the Agent on the day a draft is honored under any Letter of Credit a sum equal to all amounts drawn under such Letter of Credit plus any and all reasonable charges and expenses that the Agent may pay or incur relative to such draw, plus interest on all such amounts, charges and expenses as set forth below (all such amounts are hereinafter referred to, collectively, as the "Obligation of Reimbursement").


               (b) The Borrower hereby agrees to pay the Agent on demand interest on all amounts, charges and expenses payable by the Borrower to the Agent under this Section 2.16, accrued from the date any such draft is paid, or any such charge or expense is paid or incurred, by the Agent until payment in full by the Borrower at the Floating Rate.


               (c) Upon the occurrence of any Default or Event of Default, and so long as any such Default or Event of Default continues without written waiver thereof by the Required Lenders, the rate of interest on all amounts, charges and expenses payable by the Borrower to the Agent under this Section 2.16 shall be four percent (4.00%) plus the
                           -------------
          Floating Rate.


               Section 2.17. Special Account.
                             ---------------

               (a) If the  Commitments  are  terminated  in  whole  pursuant  to
          Section 2.06, if an Event of Default shall occur,  and in any event on
          ------------
          the Revolving Credit Termination Date, the Borrower shall pay the Agent in immediately available funds, for deposit in a deposit account established for the sole purpose of holding such funds, an amount equal to the maximum aggregate amount available to be drawn under all Letters of Credit then outstanding, assuming compliance with all conditions for drawing thereunder (the "Maximum Reimbursement Obligation"). Alternatively, the Borrower may transfer to the Agent cash and Permissible Securities for deposit in a securities account established for the sole purpose of holding such funds, of an aggregate Collateral Value equal to the Maximum Reimbursement Obligation; provided, however, that if the Borrower wishes to transfer
                      --------  -------
          Permissible Securities in lieu of cash, it must simultaneously deliver to the Agent such account and control agreements and such other documents as the Agent may reasonably determine are necessary in order to establish and perfect the security interest referred to in subsection (c), below. Any such deposit account or securities account shall be referred to herein as the "Special Account."


               (b) "Permissible Securities" means securities described in Exhibit H, and the "Collateral Value" of a Permissible Security is its market value, as reasonably determined by the Agent, multiplied by the percentage determined pursuant to Exhibit H. The "Collateral Value" of cash is its face value.


               (c) The Borrower hereby grants to the Agent, for the benefit of the Lenders, a security interest in the Special Account and all funds and Permissible Securities held therein from time to time and all proceeds thereof, as security for the payment of all Obligations. Any interest earned on funds and Permissible Securities deposited in the Special Account shall be credited to the Special Account. Amounts on deposit in the Special Account may be applied by the Agent at any time or from time to time to the Borrower's Obligation of Reimbursement or any other Obligations, in the Agent's sole discretion, and shall not be subject to withdrawal by the Borrower so long as the Agent maintains a security interest therein. The Agent agrees to transfer any balance of cash or Permisssible Securities in the Special Account to the Borrower at such time as the Obligations have been paid in full.

          Section  2.18.  Authorization  for  Borrowing.  In the event  that the
                          -----------------------------
Borrower shall be obligated to make any payment  pursuant to Section  2.16(a) or
                                                             ----------------
any payment or transfer of securities  pursuant to Section  2.17,  and shall not
                                                   -------------
have made other arrangements for payment or transfer of securities as of the due date, then the Agent will initiate a Borrowing in an amount not to exceed the amount available to be borrowed pursuant to Section 2.01 without request from
                                              ------------
the Borrower and use the proceeds to satisfy such payment obligation. The procedure for such Borrowing, and the Agent's and Lenders' rights and Obligations with respect thereto, shall be in all respects identical to those applicable to a Borrowing initiated by the Borrower pursuant to Section 2.01,
                                                                   ------------
and such Borrowing shall not itself cause a Default or Event of Default. Such Borrowing shall bear interest at the Floating Rate.


          Section 2.19. Letter of Credit Fees.  The  Borrower agrees to pay fees
                        ---------------------
 as follows:

          (a) Letter of Credit Fees. The Borrower agrees to pay the Agent for the benefit of the Lenders a fee with respect to each Letter of Credit, if any, accruing on a daily basis and computed at an annual rate equal to the L/C Margin of the aggregate amount that may then be drawn on all issued and outstanding Letters of Credit from and including the date of issuance of each such Letter of Credit until such date as each such Letter of Credit shall terminate by its terms or be fully drawn, due and payable quarterly in arrears on the last day of each calendar quarter, commencing September 30, 2002, and on the date when the last Letter of Credit expires or is fully drawn. The foregoing fee shall be in addition to any and all fees, commissions and charges of the Agent with respect to or in connection with any such Letter of Credit. Upon the occurrence of any Default or Event of Default, and so long as such Default or Event of Default continues without written waiver thereof by the Required Lenders, the annual rate at which such fee accrues shall be four percent (4.00%) plus the L/C Margin. Accrual of such fee at such increased rate shall not be deemed a waiver or excuse of any such Default or Event of Default.


          (b) Letter of Credit Administrative Fees. The Borrower agrees to pay the Agent, on demand, the administrative fees charged by the Agent in connection with issuing Letters of Credit, honoring drafts under Letters of Credit, amendments thereto, transfers thereof and all other activity with respect to Letters of Credit at the then-current rates published by the Agent for such services rendered on behalf of customers of the Agent generally and provided to the Borrower.

                                  ARTICLE III.

                              CONDITIONS PRECEDENT


          Section 3.01  Initial  Conditions  Precedent.  The  obligation  of the
                        ------------------------------
Lenders to make any Advance and the obligation of the Agent to issue any Letter of Credit are subject to the condition precedent that the Agent shall have received on or before the day of the first Advance all of the following, each dated (unless otherwise indicated) as of the date hereof, in form and substance satisfactory to each Lender:


          (a) The Notes, properly executed on behalf of the Borrower.


          (b) Current searches of appropriate filing offices showing that (i) no state or federal tax liens have been filed and remain in effect against the Borrower or FBA, (ii) no financing statements have been filed and remain in effect against the Borrower or FBA except financing statements perfecting only Liens permitted under Section 6.01, and (iii) no judgment liens are in effect against the Borrower or FBA.


          (c) Separate certificates of the secretaries of the Borrower and Union Financial certifying, in the case of each such corporation, (i) that the execution, delivery and performance of the Loan Documents and other documents contemplated hereunder to which such corporation is a party have been duly approved by all necessary action of the Board of Directors of such corporation, and attaching true and correct copies of the applicable resolutions granting such approval, (ii) that attached to such certificate are true and correct copies of the articles of incorporation and bylaws of such corporation, together with such copies, and (iii) the names of the officers of such corporation who are authorized to sign the Loan Documents and other documents contemplated hereunder to which such corporation is a party, including, with respect to the Borrower, requests for Advances and L/C Applications, together with the true signatures of such officers. The Agent and the Lenders may conclusively rely on each such certificate until they shall receive a further certificate of the Secretary or Assistant
     Secretary of the applicable corporation canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.


          (d) A certificate of good standing of the Borrower and of each of its Subsidiaries, dated not more than twenty (20) days before the date of the first Advance.


          (e) A signed copy of an opinion of counsel for the Borrower and its Subsidiaries, addressed to the Lenders as to matters referred to in Sections 4.01, 4.02, 4.03 and 4.07, and as to such other matters as the
     --------------   ----   ----     ----
     Lenders may reasonably request, with that opinion being subject to customary assumptions and limitations and reasonably acceptable to each Lender's counsel. In the case of Section 4.07, the opinion may be to the
                                        ------------
     best knowledge of such counsel,  and, in the case of Section 4.03,  insofar
                                                          ------------
     as it relates to enforcement of remedies, it may be subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally from time to time, and to usual equity principles.

          (f) The Pledge Agreement, duly executed by the Borrower.


          (g) One or more certificates, representing in the aggregate all of the issued and outstanding capital stock of FBA and Union Financial that is owned by the Borrower, and one blank stock power executed by the Borrower for each such certificate.


          (h) The Intercompany Note, duly executed by FBA.


          (i) The FBA Security Agreement, duly executed by FBA.


          (j) Certificates representing, in the aggregate, all of the issued and outstanding capital stock of San Francisco Company owned by FBA, and one blank stock power executed by FBA for each such certificate.


          (k) The Third Party Pledge Agreement, duly executed by San Francisco Company.


          (l) Certificates representing, in the aggregate, all of the issued and outstanding capital stock of First Bank (California) owned by San Francisco Company, and one blank stock power executed by San Francisco Company for each such certificate.


          (m) The Union Financial Guaranty, duly executed by Union Financial.


          (n) The Union Financial Security Agreement, duly executed by Union Financial.


          (o) Certificates representing, in the aggregate, all of the issued and outstanding capital stock of First Bank (Missouri) that is owned by Union Financial, and one blank stock power executed by Union Financial for each such certificate.


          (p) Evidence that all of the Borrower's obligations under the Existing Credit Agreement have been paid and discharged in full, or will be so paid and discharged from proceeds of the first Borrowing.

It is understood and agreed that Wells Fargo Bank Minnesota, National Association maintains possession of the documents described in subsections (g),
(h), (i), (j), (k), (l) and (o) pursuant to the Existing Credit Agreement; that such documents will be turned over to the Agent simultaneously with the first Borrowing, and that such turnover will satisfy the requirements of such subsections.


          Section 3.02 Conditions  Precedent to All Advances.  The obligation of
                       -------------------------------------
each Lender to make any Advance (including the initial Advance) and the obligation of the Agent to issue any Letter of Credit shall be subject to the further conditions precedent that on the date of such Advance:


          (a) The representations and warranties contained in Article IV are correct on and as of the date of such Advance as though made on and as of such date, except to the extent that such representations and warranties relate solely to an earlier date.


          (b) No event has occurred and is continuing, or would result from such Advance, which constitutes a Default or an Event of Default.

                                   ARTICLE IV.


                         REPRESENTATIONS AND WARRANTIES


                  The Borrower represents and warrants to the Lenders as follows:


          Section 4.01 Corporate  Existence and Power.  The Borrower and each of
                       ------------------------------
its Subsidiaries (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and is duly licensed or qualified to transact business in all jurisdictions where the character of the property owned or leased or the nature of the business transacted by it makes such licensing or qualification necessary and where failure to be so licensed or qualified would have a materially adverse impact on its business or properties; (ii) is in compliance with the requirements of applicable laws and regulations, the noncompliance with which would materially and adversely affect its business or financial condition; and (iii) has all requisite power and authority to conduct its business, to own its properties and to execute and deliver, and to perform all of its obligations under, the Loan Documents.


          Section  4.02  Authorization  of  Borrowing;  No Conflict as to Law or
                         -------------------------------------------------------
Agreements. The execution,  delivery and performance by the Borrower and each of
----------
its Subsidiaries of the Loan Documents to which it is a party and the Borrowings and requests for Letters of Credit from time to time hereunder have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the stockholders of the Borrower or any of its Subsidiaries, or any authorization, consent or approval by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, except such as have already been obtained, (ii) violate any provision of any law, rule or regulation (including, without limitation, Regulation X of the Board of Governors of the Federal Reserve System) or of any order, writ, injunction or decree presently in effect having applicability to the Borrower or any of its Subsidiaries or of the Articles of Incorporation or Bylaws of the Borrower or any of its Subsidiaries, (iii) result in a breach of or constitute a default under any indenture or loan or credit agreement or any other material agreement, lease or instrument to which the Borrower or any of its Subsidiaries is a party or by which it or its properties may be bound or affected, or (iv) result in, or require, the creation or imposition of any Lien or other charge or encumbrance of any nature upon or with respect to any of the properties now owned or hereafter acquired by the Borrower or any of its Subsidiaries.


          Section  4.03  Legal  Agreements.  This  Agreement  and the other Loan
                         -----------------
Documents to which it is a party constitute, the legal, valid and binding obligations of the Borrower and each of its Subsidiaries, as applicable, enforceable against each such party in accordance with their respective terms.


          Section 4.04  Subsidiaries.  Except as listed in Schedule  4.04, as of
                        ------------                       --------------
the date of this Agreement the Borrower has no direct or indirect Subsidiaries. The percentage of the capital stock of each Subsidiary owned by the Borrower or by one or more other Subsidiaries is as set forth in Schedule 4.04.
                                                     -------------

          Section  4.05  Financial   Condition.   The  Borrower  has  heretofore
                         ---------------------
furnished to the Lenders its audited financial statements as of December 31, 2001, and call reports of the Bank Subsidiaries dated as of June 30, 2002. Those financial statements fairly present the financial condition of the Borrower and its Subsidiaries on the dates thereof and the results of their operations and cash flows for the periods then ended, and were prepared in accordance with GAAP, subject, in the case of the interim financial statements, to year-end audit adjustments.


          Section 4.06 Adverse Change. There has been no material adverse change
                       --------------
in the business, properties or condition (financial or otherwise) of the Borrower or its Subsidiaries since the date of the latest financial statements referred to in Section 4.05.
               ------------

          Section 4.07  Litigation.  Except as disclosed in Schedule 4.07, as of
                        ----------                          -------------
the date of this Agreement, there are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries or the properties of the Borrower or any of its Subsidiaries before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which, if determined adversely to the Borrower or any of its Subsidiaries, would have a material adverse effect on the financial condition, properties, or operations of the Borrower or any of its Subsidiaries.


          Section 4.08 Regulation U. No part of the proceeds of any Advance will
                       ------------
be used by the Borrower or any Bank Subsidiary directly or indirectly, (i) to purchase or carry any margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System; herein, the "Board") or to extend credit to others for the purpose of purchasing or carrying any margin stock or
(ii) for any purpose which entails a violation of, or which is inconsistent with, the provisions of Regulation U issued by the Board.


          Section 4.09 Taxes. The Borrower and each of its Subsidiaries has paid
                       -----
or caused to be paid to the proper authorities when due all federal, state and local taxes required to be withheld by it. The Borrower and each of its Subsidiaries has filed all federal, state and local tax returns which to the knowledge of the officers of the Borrower are required to be filed, and the Borrower and each of its Subsidiaries has paid or caused to be paid to the respective taxing authorities all taxes as shown on said returns or on any assessment received by it to the extent such taxes have become due, other than taxes whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which the Borrower or its Subsidiary, as applicable, has provided adequate reserves in accordance with GAAP.


          Section 4.10 Titles. The Borrower or its Subsidiaries,  as applicable,
                       ------
have good title to each of the material properties and assets reflected in the latest balance sheet referred to in Section 4.05.
                                    ------------

          Section  4.11  ERISA.  As of the  date  of  this  Agreement,  no  Plan
                         -----
established or maintained by the Borrower or any ERISA Affiliate that is subject to Part 3 of Subtitle B of Title I of ERISA had an accumulated funding deficiency (as such term is defined in Section 302 of ERISA) in excess of $1,000,000 as of the last day of the most recent fiscal year of such Plan ended prior to the date hereof, and no liability to the Pension Benefit Guaranty Corporation or the Internal Revenue Service in excess of such amount has been, or is expected by the Borrower or any ERISA Affiliate to be, incurred with respect to any Plan of the Borrower or any ERISA Affiliate. Neither the Borrower nor any of its Subsidiaries has any contingent liability with respect to any post-retirement benefit under a Welfare Plan as described in Section 3(1) of ERISA, other than liability for continuation coverage described in Part 6 of Subtitle B of Title I of ERISA.

                                   ARTICLE V.


                              AFFIRMATIVE COVENANTS


          So long as any Note or L/C Application or any other Obligation hereunder shall remain unpaid, any Commitments shall be outstanding or the Agent shall have any obligation to issue Letters of Credit, the Borrower will comply, and will cause each of its Subsidiaries to comply, with the following requirements, unless the Required Lenders shall otherwise consent in writing:


          Section 5.01 Reporting Requirements. The Borrower will deliver to each
                       ----------------------
Lender:


          (a) As soon as available, and in any event within 90 days after the end of each fiscal year of the Borrower, a copy of the annual audit report of the Borrower with the unqualified opinion of independent certified public accountants selected by the Borrower and to which the Agent and the Required Lenders do not reasonably object.


          (b) As soon as available, and in any event within 45 days after the end of each fiscal quarter of the Borrower, a copy of the Borrower's Form 10Q filed with the SEC with respect to such fiscal quarter.


          (c) As soon as available, and in any event within 90 days after the end of each fiscal year of FBA, a copy of the annual audit report of FBA with the unqualified opinion of independent certified public accountants selected by FBA and acceptable to the Agent and the Required Lenders; provided, however, that the annual audit report of FBA need not be prepared
     --------  -------
     or delivered if such report is no longer required by the SEC or other applicable regulator.


          (d) As soon as available, and in any event within 45 days after the end of each fiscal quarter of FBA, a copy of FBA's Form 10Q filed with the SEC with respect to such fiscal quarter; provided, however, that the
                                                   --------   -------
     quarterly report of FBA need not be prepared or delivered if such report is no longer required by the SEC or other applicable regulator.


          (e) As soon as available, and in any event within 90 days after the end of each fiscal year of the Borrower, the Complete Annual Report of Domestic Holding Companies (FRY-6 Report) required by the Federal Reserve Bank of St. Louis.


          (f) As soon as available, and in any event no later than 45 days after the end of each calendar quarter, the complete FRY-9LP and FRY-9C reports required to be filed by the Borrower and its Subsidiaries quarterly with the Federal Reserve Banks of the districts where they are located.


          (g) As soon as available, and in any event within 45 days after the end of each calendar quarter, the complete call report prepared by each Bank Subsidiary at the end of such calendar quarter in compliance with the requirements of any federal or state regulatory agency which has authority to examine such Bank Subsidiary, prepared in accordance with the requirements imposed by the applicable regulatory authorities and applied on a basis consistent with the accounting practices reflected in any previous call reports and similar statements delivered to the Agent prior to the date of this Agreement.

          (h) As soon as available, and in any event within 45 days after the end of each calendar quarter, commencing November 15, 2002, a Compliance Certificate, duly executed by the chief financial officer of the Borrower.


          (i) Unless covered by insurance, promptly after the Borrower learns of the commencement thereof, notice in writing of all litigation and of all proceedings before any governmental or regulatory agency which, if determined adversely to the Borrower or any of its Subsidiaries, would have a material adverse effect on the financial condition, properties or operations of the Borrower and its Subsidiaries, taken as a whole.


          (j) As promptly as practicable (but in any event not later than five business days) after the Borrower or an executive officer of any of its Subsidiaries obtains knowledge of the occurrence of any Default or Event of Default, notice of such occurrence, together with a detailed statement by a responsible officer of the Borrower of the steps being taken by the Borrower to cure the effect of such event.


          (k) Promptly upon the filing thereof, copies of all registration statements and all annual and quarterly reports which the Borrower or any Subsidiary of the Borrower shall have filed with the Securities and Exchange Commission.


          (l) Such other information respecting the financial condition and results of operations of the Borrower or any of its Subsidiaries as any Lender may from time to time reasonably request.


          Section  5.02  Books and  Records;  Inspection  and  Examination.  The
                         -------------------------------------------------
Borrower and each of its Subsidiaries will keep accurate books of record and account for itself in which true and complete entries will be made in accordance with GAAP and, upon request of any Lender, will give any representative of that Lender reasonable access to, and permit such representative to examine, copy or make extracts from, any and all books, records and documents in its possession, to inspect any of its properties and to discuss its affairs, finances and accounts with any of its principal officers, all at such times during normal business  hours and as often as any Lender  may  reasonably  request;  provided,
                                                                       --------
however,  that with respect to the loans made by any Bank  Subsidiary,  a Lender
-------
may only review and make copies of summaries of the watch lists prepared on a quarterly basis and loan credit reports; review of specific loan accounts and loan review reports may be requested by any Lender, whereupon the Borrower and such Lender shall within 10 days agree to the number of such accounts and reports that are reasonable and appropriate to review; provided further,
                                                              --------  -------
however,  that during the continuance of any Default or Event of Default,  there
-------
shall be no restrictions upon the scope of the review, inspection and reproduction rights of the Lenders concerning the loans of any Subsidiary.


          Section  5.03  Compliance  with  Laws.  The  Borrower  and each of its
                         ----------------------
Subsidiaries will comply with the requirements of applicable laws and regulations, the noncompliance with which would materially and adversely affect its business or the financial condition of the Borrower or any of its Subsidiaries.


          Section 5.04 Payment of Taxes and Other Claims.  The Borrower and each
                       ---------------------------------
of its Subsidiaries will pay or discharge, when due, (a) all taxes, assessments and governmental charges levied or imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which penalties attach thereto, (b) all federal, state and local taxes required to be withheld by it, and (c) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien or charge upon any properties of the Borrower or any of its Subsidiaries; provided, that neither the Borrower nor any of its Subsidiaries shall be required to pay any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which the Borrower or its Subsidiary, as applicable, has provided adequate reserves in accordance with GAAP.


          Section 5.05 Operations. The Borrower will, and will cause each of its
                       ----------
Subsidiaries to, operate and maintain its business and property in the ordinary course in a prudent manner consistent with sound banking practices and in such a manner that the performance by the Borrower of its Obligations hereunder is not jeopardized or impaired.


          Section 5.06 Insurance. The Borrower and each of its Subsidiaries will
                       ---------
obtain and maintain insurance with insurers believed by it to be responsible and reputable, in such amounts and against such risks as the Borrower considers prudent and economical. Without limiting the foregoing, the Borrower will cause the Bank Subsidiaries to maintain blanket bond coverage, property and casualty coverage, and errors and omissions coverage as customary for banks.


          Section 5.07  Preservation  of Corporate  Existence.  The Borrower and
                        -------------------------------------
each of its Subsidiaries will preserve and maintain its corporate existence and all of its material rights, privileges and franchises; provided, however, that
                                                        --------   -------
neither the Borrower nor its Subsidiaries shall be required to preserve any of its rights, privileges and franchises if its Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to any Lender as a holder of a Note.


          Section 5.08  Additional  Collateral.  The Borrower will deliver,  and
                        ----------------------
cause FBA, Union Financial and San Francisco Company to deliver, to the Agent any shares of capital stock of any FDIC-insured financial institution or its holding company acquired in whole or in part with proceeds of Advances if either
(A) 20% or more of any class of the voting securities of such entity are acquired, or (B) the Borrower's investment therein is $1,000,000 or more; provided, however, that the Borrower need not deliver such shares if such entity
--------  -------
is immediately merged with or consolidated into a Subsidiary. Any shares of capital stock so delivered shall constitute additional collateral under the Pledge Agreement (if delivered by the Borrower), the FBA Security Agreement (if delivered by FBA), the Union Financial Security Agreement (if delivered by Union Financial) or the Third Party Pledge Agreement (if delivered by San Francisco Company). The Borrower need not deliver any shares of capital stock of any FDIC-insured financial institution or its holding company acquired in whole or in part with proceeds of Advances to the Agent unless it either acquires 20% or more of any class of the voting securities or its investment therein is $1,000,000 or more; however the Borrower will not, and will not permit FBA, Union Financial or San Francisco Company to grant any security interest in such shares to any third party.


          Section  5.09  Intercompany  Note.  The  Borrower  will not permit the
                         ------------------
principal balance of the Intercompany Note to be less than $25,000,000 and, not later than 10 days prior to its stated maturity, cause the maturity of the Intercompany Note to be extended through the date that is 90 days after the

Revolving Credit Termination Date, provided, however, that the Intercompany Note will be cancelled upon consummation of the Planned Recapitalization.


          Section 5.10 Notice of Acquisition. At or before the time the Borrower
                       ---------------------
or a Subsidiary enters into a definitive agreement in connection with a Permitted Acquisition of an entity whose assets are equal to or in excess of $500,000,000 or that is subject to a regulatory order or agreement, the Borrower will notify the Agent of such acquisition in writing. The notice shall be accompanied by a Schedule in the form of Exhibit I, duly completed and executed on behalf of the Borrower, demonstrating that such Permited Acquisition will not result in an Event of Default.


                                   ARTICLE VI.


                               NEGATIVE COVENANTS


          So long as any Note or any other Obligation shall remain unpaid, any Commitments shall be outstanding, or the Agent shall have any obligation to issue Letters of Credit, the Borrower will comply, and will cause each of its Subsidiaries to comply, with the following covenants unless the Required Lenders shall otherwise consent in writing:


          Section 6.01 Liens.  The Borrower  will not create,  incur,  assume or
                       -----
suffer to exist, or permit FBA, San Francisco Company or Union Financial to create, incur, assume or suffer to exist, any Lien or other charge or encumbrance of any nature on any of the Collateral, now owned or hereafter acquired, or assign or otherwise convey any right to receive income with respect to the Collateral or give its consent to the subordination of any right or claim of the Borrower to any right or claim of any other Person.


          Section  6.02  Indebtedness.  Neither  the  Borrower  nor  any  of its
                         ------------
Subsidiaries that are not Bank Subsidiaries will incur, create, assume or permit to exist any indebtedness or liability on account of deposits or advances or any indebtedness for borrowed money, or any other indebtedness or liability evidenced by notes, bonds, debentures or similar obligations, except:


          (a) Indebtedness to the Lenders under the Notes.


          (b)  Indebtedness  of the  Borrower  or  its  Subsidiaries  listed  in
     Schedule 6.02 hereto, and any extensions or  renewals thereof.
     -------------

          (c) Indebtedness of the Borrower or any of its Subsidiaries that may be treated as regulatory capital, or that is issued to provide a source of repayment of securities that may be treated as regulatory capital, of the Borrower or such Subsidiary.


          (d) Subordinated Debt, or renewals or extensions thereof.


          (e) Indebtedness  not otherwise  permitted under this Section 6.02, so
                                                                ------------
     long as such indebtedness does not exceed $5,000,000 in the aggregate outstanding at any one time.

          Section  6.03  Guaranties.   Neither  the  Borrower  nor  any  of  its
                         ----------
Subsidiaries will assume, guarantee, endorse or otherwise become directly or contingently liable in connection with any obligations of any other Person, except:


          (a) The endorsement of negotiable instruments by the Borrower or any of its Subsidiaries for deposit or collection or similar transactions in the ordinary course of business.


          (b)   Guaranties,   endorsements   and  other  direct  or   contingent
     liabilities in connection with the obligations of other Persons in existence on the date hereof and listed in Schedule 6.03 hereto.
                                                -------------

          (c) Letters of credit and other obligations in the nature of guaranties incurred by the Bank Subsidiaries in the ordinary course of their banking businesses.


          (d)   Guaranties  of   obligations   permitted  by  Section   6.02(c).
                                                              -----------------


          (e)  Other   assumptions,   guarantees,   endorsements   and   similar
     liabilities in connection with obligations of other Persons, not in excess of $5,000,000 in the aggregate outstanding at any one time.


          Section 6.04 Dividends.  The Borrower will not pay dividends,  or make
                       ---------
any payments on account of the purchase, redemption or other retirement of any of its common stock, or make any distribution in respect thereof, directly or indirectly (any such payment or distribution being a "shareholder distribution"). The Borrower will not make any shareholder distribution with respect to any of its preferred stock in excess of $1,000,000 in the aggregate during any period of 12 consecutive months.


          Section 6.05 Consolidation and Merger. Neither the Borrower nor any of
                       ------------------------
its Subsidiaries will consolidate with or merge into any Person, or permit any other Person to merge into it, or acquire (in a transaction analogous in purpose or effect to a consolidation or merger) all or substantially all of the assets of any other Person, except that the foregoing shall not prohibit any Permitted Acquisition or the Planned Recapitalization.


          Section 6.06  Subordinated  Debt.  Neither the Borrower nor any of its
                        ------------------
Subsidiaries will (i) make any payment of, or acquire, any Subordinated Debt except as expressly permitted by the subordination provision thereof; (ii) give security for all or any part of such Subordinated Debt; (iii) amend or cancel the subordination provisions of such Subordinated Debt; (iv) take or omit to take any action as a result of which the subordination of such Subordinated Debt or any part thereof to the Notes might be terminated, impaired or adversely affected; or (v) omit to give the Lenders prompt written notice of any default under any agreement or instrument relating to such Subordinated Debt by reason whereof such Subordinated Debt might become or be declared to be immediately due and payable.


          Section 6.07  Restrictions  on Nature of Business.  The Borrower  will
                        -----------------------------------
not, and will not permit any of its Subsidiaries to, change the nature of its business substantially, and will not engage, or permit any of its Subsidiaries to engage, in any line of business if, as a result thereof, the business of the Borrower and its Subsidiaries, taken as a whole, would not be predominantly the banking and thrift business (including activities deemed closely related to banking and/or thrift business by applicable regulatory authorities) as currently constituted.


          Section 6.08 Negative Pledges;  Subsidiary Restrictions.  The Borrower
                       ------------------------------------------
will not, and will not permit any Subsidiary (including Bank Subsidiaries) to, enter into any agreement, bond, note or other instrument with or for the benefit of any Person other than the Lenders which would (i) prohibit the Borrower or such Subsidiary from granting, or otherwise limit the ability of the Borrower or such Subsidiary to grant, to the Lenders any Lien on any assets or properties of the Borrower or such Subsidiary (it being agreed, however, that nothing herein shall preclude the Bank Subsidiaries from granting security interests to secure deposits), or (ii) require the Borrower or such Subsidiary to grant a Lien to any other Person if the Borrower or such Subsidiary grants any Lien to the Lenders. Except pursuant to any applicable law or regulation, the Borrower will not permit any Subsidiary to place or allow any restriction, directly or indirectly, on the ability of such Subsidiary to (a) pay dividends or any distributions on or with respect to such Subsidiary's capital stock or (b) make loans or other cash payments to the Borrower.


          Section 6.09  Issuance of Additional  Stock.  Neither the Borrower nor
                        -----------------------------
any Subsidiary whose shares are pledged pursuant to the Pledge Agreement, the FBA Security Agreement, the Third Party Pledge Agreement or the Union Financial Security Agreement will issue any additional shares of capital stock unless such additional shares are immediately pledged pursuant to the Pledge Agreement, the FBA Security Agreement, the Third Party Pledge Agreement or the Union Financial Security Agreement, as applicable; provided, however, that FBA may issue
                                       --------   -------
additional shares of its voting stock free and clear of this prohibition so long as the shares of its voting stock that are subject to the Pledge Agreement constitute more than 80% of all of the voting stock of FBA.


                                  ARTICLE VII.


                               FINANCIAL COVENANTS


          Section  7.01 Total Risk  Based  Capital  Ratio.  The  Borrower  shall
                        ---------------------------------
maintain on a consolidated basis, and shall cause each Bank Subsidiary to maintain, its Total Risk Based Capital Ratio at not less than 10%.


          Section  7.02 Tier I Risk Based  Capital  Ratio.  The  Borrower  shall
                        ---------------------------------
maintain on a consolidated basis, and shall cause each Bank Subsidiary to maintain, its Tier I Risk Based Capital Ratio at not less than 6%.


          Section 7.03  Leverage.  The Borrower shall maintain on a consolidated
                        --------
basis, and shall cause each Bank Subsidiary to maintain, a minimum Leverage of not less than 5%.


          Section 7.04 Minimum Return on Assets.  The Borrower will maintain (on
                       ------------------------
a consolidated basis) its Return on Assets, determined as of each calendar quarter end, at not less than .70%.

          Section 7.05 Maximum Non-Performing Assets.
                       -----------------------------

          (a)  The  Borrower  will  maintain  on  a  consolidated   basis,   its
     Non-Performing Assets at an amount not greater than 25% of its Primary Equity Capital, determined as of each calendar quarter end.


          (b) The Borrower will cause First Bank (Missouri) and First Bank (California) to maintain their Non-Performing Assets at amounts not greater than 20% and 10%, respectively, of their Primary Equity Capital, determined as of each calendar quarter-end. For purposes of this Section 7.05(b),
                                                               ----------------
     First Bank (Missouri)'s non-performing asset known as the Lake of the Ozarks Development in an amount not in excess of $17,000,000 shall not be treated as a Non-Performing Asset.


          Section 7.06  Allowance for Loan and Lease  Losses.  The Borrower will
                        ------------------------------------
cause the Bank Subsidiaries to maintain their combined allowance for loan and lease losses at not less than 100% of their combined Non-Performing Assets. The Bank Subsidiaries' allowance for loan or lease losses at any time shall be the amount set forth in the most recent Form 10-Q or 10-K filed by the Borrower with the Securities and Exchange Commission (or any successor report).


                                  ARTICLE VIII.


                     EVENTS OF DEFAULT, RIGHTS AND REMEDIES


          Section  8.01 Events of Default.  "Event of  Default",  wherever  used
                        -----------------
herein, means any one of the following events:


          (a) Default in the payment of principal of any Note when the same becomes due and payable.


          (b) Default in the payment of interest on any Note or of any fees or other amounts required to be paid under this Agreement, and the continuance of such default for a period of ten days or more.


          (c)  Failure to pay when due any  amount  specified  in  Section  2.16
                                                                   -------------
     hereof relating to the Borrower's Obligation of Reimbursement, or failure to pay immediately when due any amounts required to be paid for deposit in the Special Account.


          (d) Default in the performance, or breach, of any covenant or agreement on the part of the Borrower contained in any Financial Covenant or in Article VI hereof.


          (e) Default in a material respect in the performance, or breach, of any covenant or agreement of the Borrower in this Agreement (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and the continuance of such default or breach for a period of 30 days after the date on which an executive officer of the Borrower or any of its Subsidiaries first obtains knowledge of such default or breach.

          (f) Any representation or warranty made by the Borrower in this Agreement or by the Borrower (or any of its officers) or any of its Subsidiaries (or any of its officers) in any other Loan Document, certificate, instrument, or statement contemplated by or made or delivered pursuant to or in connection with this Agreement, shall prove to have been incorrect or misleading in any material respect when made.


          (g) A default under any bond, debenture, note or other evidence of indebtedness of the Borrower or any of its Subsidiaries in excess of $2,000,000 (other than to the Lenders) or under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed where a party thereto has the right to accelerate any indebtedness owing to such party from the Borrower or any of its Subsidiaries thereunder as a result of such default, or any default by the Borrower or any of its Subsidiaries in the payment of required principal or interest under any of the foregoing agreements or instruments.


          (h) An event of default shall occur under any security agreement, mortgage, deed of trust, assignment or other instrument or agreement directly or indirectly securing any obligations of the Borrower hereunder or under any Note or under any guaranty of such obligations.


          (i) Default in the payment of any amount in excess of $2,000,000 owed by the Borrower or any of its Subsidiaries to any Lender other than hereunder or under the Notes and the expiration of the applicable period of grace, if any, with respect thereto; provided, however, that if such
                                               --------   -------
     default shall be cured by the Borrower or its Subsidiary, as applicable, as may be permitted by the terms of such indebtedness, or waived by the Lender holding such indebtedness, in each case prior to the commencement of any action under Section 8.02, then the Event of Default hereunder by reason of
                  ------------
     such default shall be deemed likewise to have been thereupon cured or waived.


          (j) The Borrower or any of its Subsidiaries shall be adjudicated a bankrupt or insolvent, or admit in writing its inability to pay its debts as they mature, or make an assignment for the benefit of creditors; or the Borrower or any of its Subsidiaries shall apply for or consent to the appointment of any receiver, trustee, or similar officer for it or for all or any substantial part of its property; or such receiver, trustee or similar officer shall be appointed without the application or consent of the Borrower or its Subsidiary, as applicable and such appointment shall continue undischarged for a period of 30 days; or the Borrower or any of its Subsidiaries shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding relating to it under the laws of any jurisdiction; or any such proceeding shall be instituted (by petition, application or otherwise) against the Borrower or any of its Subsidiaries and shall continue without dismissal for a period of 30 days; or any judgment, writ, warrant of attachment or execution or similar process shall be issued or levied against a substantial part of the property of the Borrower or any of its Subsidiaries and such judgment, writ, or similar process shall not be released, vacated or fully bonded within 30 days after its issue or levy.


          (k) A petition shall be filed by the Borrower or any of its Subsidiaries under the United States Bankruptcy Code naming the Borrower or any of its Subsidiaries as debtor; or an involuntary petition shall be filed against the Borrower or any of its Subsidiaries under the United States Bankruptcy Code, and such petition shall not have been dismissed within 45 days after the Borrower of the applicable Subsidiary has received notice of such filing; or an order for relief shall be entered in any case under the United States Bankruptcy Code naming the Borrower or any of its Subsidiaries as debtor.


          (l) The rendering against the Borrower or any of its Subsidiaries of a final judgment, decree or order for the payment of money in excess of
     $10,000,000 and the continuance of such judgment, decree or order unsatisfied and in effect for any period of 30 consecutive days without a stay of execution or other similar relief.


          (m) A writ of attachment, garnishment, levy or similar process shall be issued against or served upon the Agent or any Lender with respect to
     (i) any property of the Borrower or any of its Subsidiaries in the possession of the Agent or such Lender, or (ii) any indebtedness of the Agent or such Lender to the Borrower or any of its Subsidiaries, and the same shall not be lifted within 30 days.


          (n) A trustee shall have been appointed by an appropriate United States District Court to administer any Plan, or the Pension Benefit Guaranty Corporation shall have instituted proceedings to terminate any Plan or to appoint a trustee to administer any Plan, or withdrawal liability shall have been asserted against the Borrower or any ERISA Affiliate by a Multiemployer Plan; or the Borrower or any ERISA Affiliate shall have incurred liability to the Pension Benefit Guaranty Corporation, the Internal Revenue Service, the Department of Labor or Plan participants in excess of $2,000,000 with respect to any Plan; or any Reportable Event that the Required Lenders may determine in good faith might constitute grounds for the termination of any Plan, for the appointment by the appropriate United States District Court of a trustee to administer any Plan or for the imposition of withdrawal liability with respect to a Multiemployer Plan, shall have occurred and be continuing 30 days after written notice to such effect shall have been given to the Borrower by the Lenders.


          (o) The issuance against the Borrower or any Subsidiary of the Borrower (including without limitation, any Bank Subsidiary) of any informal or formal administrative action, temporary or permanent, by any federal or state regulatory agency having jurisdiction or control over the Borrower or such Subsidiary, such action taking the form of, but not limited to: (i) any directive citing conditions or activities deemed to be unsafe or unsound or breaches of fiduciary duty or law or regulation; (ii) a memorandum of understanding; (iii) a cease and desist order; (iv) the termination of insurance coverage of customer deposits by the Federal Deposit Insurance Corporation; (v) the suspension or removal of an executive officer or director, or the prohibition of participation by any others in the business affairs of the Borrower or such Subsidiary; (vi) a capital maintenance agreement; or (vii) any other regulatory action, agreement or understanding involving safety or soundness issues with respect to the Borrower or such Subsidiary.


          (p) James F. Dierberg, Mary W. Dierberg, members of their immediate family, and trusts, partnerships and other organizations of which they have effective voting control shall cease to own in the aggregate at least 51% of the voting shares of the Borrower.

          Section 8.02 Rights and Remedies.  Upon the  occurrence of an Event of
                       -------------------
Default or at any time thereafter until such Event of Default is cured to the written satisfaction of the Required Lenders, the Agent may, with the consent of the Required Lenders, and shall, upon written request of the Required Lenders:


          (a) By notice to the Borrower, declare the Commitments and the Agent's obligation to issue Letters of Credit to be terminated, whereupon the same shall forthwith terminate.


          (b) By notice to the Borrower, declare the entire unpaid principal amount of the Notes then outstanding, all interest accrued and unpaid thereon, and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Notes, all such accrued interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.


          (c) By notice to the Borrower, require the Borrower to pay to the Agent in immediately available funds, for deposit in the Special Account, an amount equal to the maximum aggregate amount available to be drawn under all Letters of Credit then outstanding.


          (d) Without notice to the Borrower and without further action, apply (and direct each Lender to apply) any and all money owing by any Lender to the Borrower to the payment of the Notes then outstanding, including interest accrued thereon, and of all other Obligations.


          (e) Exercise any other rights and remedies available to the Agent and the Lenders by law or agreement.


Notwithstanding the foregoing, upon the occurrence of an Event of Default described in Section 8.01(j) or (k) hereof, the entire unpaid principal amount
             ---------------    ---
of the Notes then outstanding, all interest accrued and unpaid thereon, and all other Obligations shall be immediately due and payable without presentment, demand, protest or notice of any kind.


          Section 8.03 Offset.  In addition to the remedies set forth in Section
                       ------                                            -------
8.02, upon the occurrence of any Event of Default and thereafter  while the same
----
be continuing, the Borrower hereby irrevocably authorizes each Lender to set off any Obligations owed to such Lender against all deposits and credits of the Borrower with, and any and all claims of the Borrower against, such Lender. Such right shall exist whether or not such Lender shall have made any demand hereunder or under any other Loan Document, whether or not the Obligations, or any part thereof, or deposits and credits held for the account of the Borrower is or are matured or unmatured, and regardless of the existence or adequacy of any collateral, guaranty or any other security, right or remedy available to such Lender or Lenders. Each Lender agrees that, as promptly as is reasonably possible after the exercise of any such setoff right, it shall notify the Borrower of its exercise of such setoff right; provided, however, that the
                                                   --------   -------
failure of such Lender to provide such notice shall not affect the validity of the exercise of such setoff rights.

                                   ARTICLE IX.


                                    THE AGENT


          Section  9.01  Authorization.  Each Lender and the holder of each Note
                         -------------
irrevocably appoints and authorizes the Agent to act on behalf of such Lender or holder to the extent provided herein or in any document or instrument delivered hereunder or in connection herewith, and to take such other action as may be reasonably incidental thereto.


          Section 9.02  Distribution of Payments and Proceeds.
                        -------------------------------------


          (a) After deduction of any costs of collection as hereinafter provided, the Agent shall remit to each Lender that Lender's Percentage of all payments of principal, interest, fees and other amounts for the account of the Lenders that are received by the Agent under the Loan Documents. Each Lender's interest in the Loan Documents shall be payable solely from payments, collections and proceeds actually received by the Agent under the Loan Documents; and the Agent's only liability to the Lenders hereunder shall be to account for each Lender's Percentage of such payments, collections and proceeds in accordance with this Agreement. If the Agent is ever required for any reason to refund any such payments, collections or proceeds, each Lender will refund to the Agent, upon demand, its Percentage of such payments, collections or proceeds, together with its Percentage of interest or penalties, if any, payable by the Agent in connection with such refund. The Agent may, in its sole discretion, make payment to the Lenders in anticipation of receipt of payment from the Borrower. If the Agent fails to receive any such anticipated payment from the Borrower, each Lender shall promptly refund to the Agent, upon demand, any such payment made to it in anticipation of payment from the Borrower, together with interest for each day on such amount until so refunded at a rate equal to the Federal Funds Rate for each such date.


          (b) Notwithstanding the foregoing, if any Lender has wrongfully refused to fund its Percentage of any Borrowing or other Advance as required hereunder, or if the principal balance of any Lender's Note is for any other reason less than its Percentage of the aggregate principal balances of the Notes then outstanding, the Agent may remit all payments received by it to the other Lenders until such payments have reduced the aggregate amounts owed by the Borrower to the extent that the aggregate amount owing to such Lender hereunder is equal to its Percentage of the aggregate amount owing to all of the Lenders hereunder. The provisions of this paragraph are intended only to set forth certain rules for the application of payments, proceeds and collections in the event that a Lender has breached its obligations hereunder and shall not be deemed to excuse any Lender from such obligations.


          Section 9.03 Expenses. All payments, collections and proceeds received
                       --------
or effected by the Agent may be applied, first, to pay or reimburse the Agent for all costs, expenses, damages and liabilities at any time incurred by or imposed upon the Agent in connection with this Agreement or any other Loan Document (including but not limited to all reasonable attorney's fees,
foreclosure   expenses  and  advances  made  to  protect  the  security  of  any collateral). If the Agent does not receive payments, collections or proceeds sufficient to cover any such costs, expenses, damages or liabilities within 30 days after their incurrence or imposition, each Lender shall, upon demand, remit to the Agent its Percentage of the difference between (i) such costs, expenses, damages and liabilities, and (ii) such payments, collections and proceeds.


          Section 9.04 Payments Received  Directly by Lenders.  If any Lender or
                       --------------------------------------
other holder of a Note shall obtain any payment or other recovery (whether voluntary, involuntary, by application of offset or otherwise) on account of principal of or interest on any Note other than through distributions made in accordance with Section 9.02, such Lender or holder shall promptly give notice
                 ------------
of such fact to the Agent and shall purchase from the other Lenders or holders such participations in the Notes held by them as shall be necessary to cause the purchasing Lender or holder to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the
                           --------   -------
excess payment or other recovery is thereafter recovered from such purchasing Lender or holder, the purchase shall be rescinded and the purchasing Lender restored to the extent of such recovery (but without interest thereon).


          Section  9.05  Indemnification.  The Agent shall not be required to do
                         ---------------
any act hereunder or under any other document or instrument delivered hereunder or in connection herewith or take any action toward the execution or enforcement of the agency hereby created, or to prosecute or defend any suit in respect of this Agreement or the Notes or any documents or instrument delivered hereunder or in connection herewith unless indemnified to its satisfaction by the holders of the Notes against loss, cost, liability and expense; provided, however, that
                                                        --------   -------
no Lender shall be obligated to indemnify the Agent for any portion of any such loss, cost, liability or expense resulting from the gross negligence or willful misconduct of the Agent. If any indemnity furnished to the Agent for any purpose shall, in the opinion of the Agent, be insufficient or become impaired, the Agent may call for additional indemnity and not commence or cease to do the acts indemnified against until such additional indemnity is furnished.


          Section 9.06 Limitations on Agent's Power.  Notwithstanding  any other
                       ----------------------------
provision of this Agreement, the Agent shall not have the power, without the consent of all of the Lenders, to (i) forgive any indebtedness of the Borrower arising under this Agreement or the Notes, (ii) agree to reduce the rate of interest charged under this Agreement or the commitment fee payable under
Section  2.05,  (iii) agree to extend the maturity or decrease the amount of any
-------------
payment due under this Agreement or the Notes, (iv) release any Collateral from the lien created by the Pledge Agreement, the FBA Security Agreement, the Union Financial Security Agreement or the Third Party Pledge Agreement, or (v) amend the definition of "Required Lenders" in Section 1.01. In addition, in no event
                                         ------------
may the Agent increase the total Commitment Amount (being the aggregate sum of all Commitment Amounts of all Lenders) hereunder without the consent of all Lenders or increase or decrease the Commitment Amount of any given Lender without the consent of that Lender.


          Section  9.07  Exculpation.  The Agent  shall be entitled to rely upon
                         -----------
advice of counsel concerning legal matters, and upon this Agreement, any Loan Document and any schedule, certificate, statement, report, notice or other writing which it believes to be genuine or to have been presented by a proper person. Neither the Agent nor any of its directors, officers, employees or agents shall (a) be responsible for any recitals, representations or warranties contained in, or for the execution, validity, genuineness, effectiveness or enforceability of this Agreement, any Loan Document, or any other instrument or document delivered hereunder or in connection herewith, (b) be responsible for the validity, genuineness, perfection, effectiveness, enforceability, existence, value or enforcement of any collateral security, (c) be under any duty to inquire into or pass upon any of the foregoing matters, or to make any inquiry concerning the performance by the Borrower or any other obligor of its obligations, or (d) in any event, be liable as such for any action taken or omitted by it or them, except for its or their own gross negligence or willful misconduct. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, the Agent in its individual capacity.


          Section  9.08  Agent and  Affiliates.  The Agent  shall  have the same
                         ---------------------
rights and powers hereunder in its individual capacity as any other Lender, and may exercise or refrain from exercising the same as though it were not the Agent, and the Agent and its affiliates may accept deposits from and generally engage in any kind of business with the Borrower as fully as if the Agent were not the Agent hereunder.


          Section 9.09 Credit  Investigation.  Each Lender  acknowledges that it
                       ---------------------
has made such inquiries and taken such care on its own behalf as would have been the case had its Commitment been granted and the Advances made directly by such Lender to the Borrower without the intervention of the Agent or any other Lender. Each Lender agrees and acknowledges that the Agent makes no representations or warranties about the creditworthiness of the Borrower, any Subsidiary or any other party to this Agreement or with respect to the legality, validity, sufficiency or enforceability of this Agreement, any Loan Document, or any other instrument or document delivered hereunder or in connection herewith.


          Section  9.10  Resignation.  The Agent may  resign as such at any time
                         -----------
upon at least 30 days' prior notice to the Borrower and the Lenders. In the event of any resignation of the Agent, the Required Lenders shall as promptly as practicable appoint a successor Agent. If no such successor Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the resigning Agent's giving of notice of resignation, then the resigning Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be a commercial bank organized under the laws of the United States of America or of any State thereof. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon be entitled to receive from the prior Agent such documents of transfer and assignment as such successor Agent may reasonably request and the resigning Agent shall be discharged from its duties and obligations under this Agreement. After any resignation pursuant to this Section, the provisions of this Section shall inure to the benefit of the retiring Agent as to any actions taken or omitted to be taken by it while it was an Agent hereunder.


          Section 9.11 Assignments.
                       -----------

          (a) No Lender may assign any of its rights or obligations under any Loan Document without the prior written consent of the Borrower and the Agent, which consent may not be unreasonably withheld; provided, however,
                                                             --------   -------
     that the consent of the Borrower shall not be required in connection with any such assignment made at any time when a Default or an Event of Default has occurred and is continuing. The aggregate principal amount of the Notes and the portion of the Commitment Amounts so assigned in any assignment shall be not less than $5,000,000, and the assigning Lender shall retain at least $5,000,000 of such Notes and Commitment Amounts for its own account; provided, however, that the foregoing restriction shall not apply to a
     --------   -------

     Lender assigning its entire Note and Commitment Amount to a single institution. Simultaneously with each assignment of Notes and Commitment Amounts, the assigning Lender shall be deemed to have assigned a proportional share of its obligations and rights under Section 2.15(b). If
                                                            ---------------
     the Agent and (if applicable) the Borrower so consent, then, from and after the effective date of any such assignment, the assignee thereunder (an "Additional Lender") shall, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment, have the rights and obligations so assigned to it, and the assigning Lender shall, to the extent that rights and obligations have been assigned by it pursuant to such assignment, relinquish its rights and be released from its obligations under this Agreement. Within five business days after any request of the Agent following such assignment of Notes and Commitment Amounts, the Borrower will execute and deliver to the Agent new Notes to the order of such assignee in amounts corresponding to the interest in the assigning Lender's rights and obligations under this Agreement acquired by such assignee pursuant to such assignment and, if the assigning Lender has retained an interest in such rights and obligations, new Notes to the order of the assigning Lender in amounts corresponding to such interests retained by it hereunder. Such new Notes shall be in an aggregate principal amount equal to the aggregate principal amount of the Notes to be replaced by such new Notes, shall be dated the effective date of such assignment and shall otherwise be in the form of the Notes to be replaced thereby. Such new Notes shall be issued in substitution for, but not in satisfaction or payment of, the Notes being replaced thereby. The Agent shall bear the cost of preparation of such new Notes. Upon the issuance of such new Notes, the term, "Note", as used herein, shall include all such new Notes issued pursuant to this Section 9.11.
                      ------------

          (b) Any Lender making an assignment under this Section shall pay the Agent a transfer fee in the amount of $3,000 simultaneous with such assignment.


          (c) Notwithstanding any other provision of this Agreement, any Lender may at any time create a security interest in all or any portion of its rights under this Agreement and that Lender's Notes in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.


          (d) Except as set forth in this Section 9.11 and the following Section
                                          ------------                   -------
     9.12, no Lender may assign any of its rights or obligations  under any Loan
     ----
     Document.


          Section  9.12  Participations.  In addition  to the rights  granted in
                         --------------
Section 9.11,  each Lender may grant  participations  in a portion of its Notes,
------------
Commitments and obligations under Section 2.15(b) to any institutional investor,
                                  ---------------
without the consent of the Borrower or the Agent, but only so long as (except in the case of a participation granted to an affiliate of a Lender, in which case the limitation and qualification set forth in clause (a) and (b) below shall not apply):


          (a) Within five Bank Business Days after granting any participation, such Lender gives the Agent and the Borrower notice of such participation, including the name, address and telecopier number of the participant and the amount of the Notes and Commitments covered by the participation; and


          (b) The principal amount of the participations so granted is no less than $5,000,000.

          No holder of any such participation, other than an affiliate of such Lender, shall be entitled to require such Lender to take or omit to take any action hereunder, except that such Lender may agree with such participant that such Lender will not, without such participant's consent, (i) forgive any indebtedness of the Borrower under this Agreement or the Notes, (ii) agree to reduce the rate of interest charged under this Agreement, or (iii) agree to extend the final maturity of any indebtedness evidenced by the Notes, except as expressly provided by the terms of the Loan Documents. No Lender shall, as between the Borrower and such Lender, be relieved of any of its obligations hereunder as a result of any such granting of a participation. The Borrower hereby acknowledges and agrees that any participant described in this Section will, for purposes of Section 9.04, be considered to be a Lender hereunder
                       -------------
(provided that such participant shall not be entitled to receive any more than the Lender selling such participation would have received had such sale not taken place) and may rely on, and possess all rights under, any opinions, certificates, or other instruments or documents delivered under or in connection with any Loan Document. Except as set forth in this Section 9.12, no Lender may
                                                     ------------
grant any participation in any Loan Document or Commitment.


          Section 9.13 Disclosure of Information.  The Borrower  authorizes each
                       -------------------------
Lender and the Agent to disclose to any participant, assignee or Additional Lender (each, a "Transferee") and any prospective Transferee any and all financial and other information in the possession of the Agent or any Lender concerning the Borrower which has been delivered to the Agent or such Lender by the Borrower pursuant to this Agreement or which has been delivered to the Agent or such Lender by the Borrower in connection with the credit evaluation of the Borrower by the Agent or such Lender prior to entering into this Agreement; provided, however, that prior to disclosing such information to a Transferee or
--------   -------
prospective Transferee, the applicable Lender shall obtain from such Transferee or prospective Transferee a confidentiality agreement agreeing that such information shall be used only in connection with such Person's evaluation and, if applicable, administration of its interest in this Agreement and the loans hereunder, and shall not be disclosed to any other person, subject to exceptions permitting disclosure to regulators and auditors, disclosure as required by law or judicial process, and disclosure under such other limited circumstances as that Lender and such Transferee or prospective Transferee may reasonably agree.


                                   ARTICLE X.


                                  MISCELLANEOUS


          Section 10.01 No Waiver;  Cumulative Remedies.  No failure or delay on
                        -------------------------------
the part of the Lenders in exercising any right, power or remedy under the Loan Documents shall operate as a waiver thereof; nor shall any Lender's acceptance of payments while any Default or Event of Default is outstanding operate as a waiver of such Default or Event of Default, or any right, power or remedy under the Loan Documents; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy under the Loan Documents. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law.


          Section 10.02 Amendments, Etc. No amendment, modification, termination
                        ---------------
or waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall be effective unless the same shall be in writing and signed by the Required Lenders (or, in the case of any action described in
Section 9.06, the number of Lenders  specified for the applicable action in such
------------
Section) and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances.


          Section 10.03 Notice.  Except as otherwise  expressly provided herein,
                        ------
all notices and other communications  hereunder shall be in writing and shall be
(i) personally delivered,  (ii) transmitted by registered mail, postage prepaid,
(iii) sent by Federal Express or similar expedited delivery service, or (iv) transmitted by telecopy (followed, in the case of any notice from the Agent or a Lender to the Borrower, pursuant to any of Sections 8.02(a), 8.02(b) or 8.03, by
                                           ----------------  -------    ----
a notice transmitted by registered mail, postage prepaid), in each case addressed to the party to whom notice is being given at its address as set forth by its signature below, or, if telecopied, transmitted to that party at its telecopier number set forth by its signature below; or, as to each party, at such other address or telecopier number as may hereafter be designated in a notice by that party to the other party complying with the terms of this Section. All such notices or other communications shall be deemed to have been given on (i) the date received if delivered personally, by mail, or by Federal Express or similar expedited delivery service, or (ii) the date of transmission if delivered by telecopy, except that notices or requests to the Agent or any Lender pursuant to any of the provisions of Article II shall not be effective until received.


          Section 10.04 Costs and Expenses. The Borrower agrees to pay on demand
                        ------------------
(i) all costs and expenses incurred by the Agent in connection with the negotiation, preparation, execution, administration or amendment of the Loan Documents and the other instruments and documents to be delivered hereunder and thereunder, including the reasonable fees and out-of-pocket expenses of counsel for the Agent with respect thereto, whether paid to outside counsel or allocated by in-house counsel, and (ii) all costs and expenses incurred by the Agent or any Lender in connection with the enforcement of the Loan Documents, including the reasonable fees and out-of-pocket expenses of counsel for the Agent or any Lender with respect thereto, whether paid to outside counsel or allocated by in-house counsel.


          Section 10.05 Indemnification by Borrower.  The Borrower hereby agrees
                        ---------------------------
to indemnify the Agent and the Lenders and each officer, director, employee and agent thereof (herein individually each called an "Indemnitee" and collectively called the "Indemnitees") from and against any and all losses, claims, damages, reasonable expenses (including, without limitation, reasonable attorneys' fees) and liabilities (all of the foregoing being herein called the "Indemnified Liabilities") incurred by an Indemnitee in connection with or arising out of the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the use of the proceeds of any Advance (including but not limited to any such loss, claim, damage, expense or liability arising out of any claim in which it is alleged that any Environmental Law has been breached with respect to any activity or property of the Borrower), except for any portion of such losses, claims, damages, expenses or liabilities incurred solely as a result of the gross negligence or willful misconduct of the applicable Indemnitee or the breach of this Agreement or any other Loan Document by that Indemnitee. If and to the extent that the foregoing indemnity may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. All obligations provided for in this Section shall survive any termination of this Agreement.


          Section 10.06 Execution in Counterparts.  This Agreement and the other
                        -------------------------
Loan Documents may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts of this Agreement or such other Loan Document, as the case may be, taken together, shall constitute but one and the same instrument.


          Section 10.07 Binding Effect,  Assignment. The Loan Documents shall be
                        ---------------------------
binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights thereunder or any interest therein without the prior written consent of each of the Lenders.


          Section 10.08  Governing Law. The Loan Documents shall be governed by,
                         -------------
and  construed  in  accordance  with,  the laws of the  State of Minnesota.


          Section  10.09 Consent to  Jurisdiction.  The Borrower and the Lenders
                         ------------------------
each irrevocably (i) agree that any suit, action or other legal proceeding arising out of or relating to this Agreement or any other Loan Document may be brought in a court of record in Hennepin County in the State of Minnesota or in the Courts of the United States located in such State, (ii) consent to the jurisdiction of each such court in any suit, action or proceeding, (iii) waive any objection which they may have to the laying of venue of any such suit, action or proceeding in any such courts and any claim that any such suit, action or proceeding has been brought in an inconvenient forum, and (iv) agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.


          Section  10.10  Severability  of  Provisions.  Any  provision  of this
                          ----------------------------
Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.


          Section  10.11 Prior  Agreements.  This  Agreement  and the other Loan
                         -----------------
Documents and related documents described herein restate and supersede in their entirety any and all prior agreements and understandings, oral or written, between any of the Lenders and the Borrower.


          Section 10.12 Headings. Article and Section headings in this Agreement
                        --------
are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.


                  [The balance of this page is intentionally left blank.]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


Address:                                      FIRST BANKS, INC.
600 James S. McDonnell Blvd.
Mail Code M1-199-014
Hazelwood, MO 63042
Attention:  Allen H. Blake                    By /s/ Allen H. Blake
                                                 -------------------------------
Telecopier:  (314) 592-6621                      Its President
                                                     ---------------------------


Address:                                      WELLS FARGO BANK, NATIONAL
MAC:  N9305-071                                   ASSOCIATION, as Agent
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
Attention:  Doug Gallun
Telecopier: 612-667-3510                      By /s/ Doug Gallun
                                                 -------------------------------
                                                 Its Vice President
                                                     ---------------------------


Address:                                      WELLS FARGO BANK, NATIONAL
MAC:  N9305-071                                   ASSOCIATION, as a Lender
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
Attention:  Doug Gallun                       By /s/ Doug Gallun
                                                 -------------------------------
Telecopier: 612-667-3510                         Its Vice President
                                                     ---------------------------

Commitment Amount:  $20, 454,545
Percentage: 22.72727%


Address:                                      AMERICAN NATIONAL BANK &
120 South LaSalle Street                         TRUST COMPANY OF CHICAGO
Chicago, Illinois 60603-3400
Attention: Thomas Hackett
Telecopier: (312) 661-9511                    By /s/ Thomas H. Hackett
                                                 -------------------------------
                                                 Its First Vice President
                                                     ---------------------------
Commitment Amount:  $16,363,636
Percentage: 18.18182%

Address:                                      LASALLE BANK NATIONAL
One Metropolitan Square                           ASSOCIATION
211 North Broadway, Suite 4050
St. Louis, Missouri 63102
Attention: Robert J. Mathias                  By /s/ Robert J. Mathias
                                                 -------------------------------
Telecopier: (314) 621-3947                       Its Senior Vice President
                                                     ---------------------------

Commitment Amount:  $16,363,636
Percentage: 18.18182%


Address:                                      THE NORTHERN TRUST COMPANY
50 South LaSalle Street
Chicago, Illinois 60675
Attention: Thomas E. Bernhardt                By /s/ Thomas E. Bernhardt
                                                 -------------------------------
Telecopier: 312-557-8337                         Its Vice President
                                                     ---------------------------

Commitment Amount:  $10,227,273
Percentage: 11.36364%


Address:                                      UNION BANK OF CALIFORNIA, N.A.
445 South Figureroa Street
Los Angeles, California 90071
Attention: Dennis A. Cattell                  By /s/ Dennis A. Cattell
                                                 -------------------------------
Telecopier: (213) 236-5548                       Its Vice President
                                                     ---------------------------

Commitment Amount:  $8,181,818
Percentage: 9.09091%


Address:                                      SUNTRUST BANK, NASHVILLE
201 Fourth Avenue North
Nashville, Tennessee 37219
Attention: Richard B. Boring                  By /s/ Richard B. Boring
                                                 -------------------------------
Telecopier: (615) 748-5161                       Its Vice President
                                                     ---------------------------

Commitment Amount:  $10,227,273
Percentage: 11.36364%


Address:                                      FIFTH THIRD BANK
1701 Golf Road, Tower One, Suite 700
Rolling Meadows, IL 60008
Attention: Patrick A. Horne                   By /s/ Patrick A. Horne
                                                 -------------------------------
Telecopier: (847) 871-6026                       Its Vice President
                                                     ---------------------------

Commitment Amount:  $8,181,818
Percentage: 9.09091%

                                    EXHIBIT A


                        REVOLVING LOAN COMMITMENT AMOUNTS





---------------------------------------- -------------------- --------------- -----------------------------------------
                                          Commitment Amount     Percentage
Name                                                              Amount      Notice Address
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
Wells Fargo Bank, National                   $20,454,545        22.72727%     MAC N9305-071
     Association, as a Bank                                                   Sixth and Marquette
                                                                              Minneapolis, Minnesota 55479
                                                                              Attention: Doug Gallun
                                                                              Telecopier: 612-667-3510
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
American National Bank & Trust Company       $16,363,636        18.18182%     120 South LaSalle Street
     of Chicago                                                               Chicago, Illinois 60603-3400
                                                                              Attention: Sunil Mehta
                                                                              Telecopier: (312) 661-9511
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
LaSalle Bank National Association            $16,363,636        18.18182%     One Metropolitan Square
                                                                              211 North Broadway, Suite 4050
                                                                              St. Louis, Missouri 63102
                                                                              Attention: Robert J. Mathias
                                                                              Telecopier: (314) 621-3947
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
The Northern Trust Company                   $10,227,273        11.36364%     50 South LaSalle Street
                                                                              Chicago, Illinois 60675
                                                                              Attention: Thomas E. Bernhardt
                                                                              Telecopier: (312) 557-8337
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
Union Bank of California, N.A.               $ 8,181,818         9.09091%     445 South Figureroa Street
                                                                              Los Angeles, California 90071
                                                                              Attention: Dennis A. Cattell
                                                                              Telecopier: (213) 236-5548
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
SunTrust Bank, Nashville                     $10,227,273        11.36364%     201 Fourth Avenue North
                                                                              Nashville, Tennessee 37219
                                                                              Attention: Richard B. Boring
                                                                              Telecopier: (615) 748-5161
---------------------------------------- -------------------- --------------- -----------------------------------------
---------------------------------------- -------------------- --------------- -----------------------------------------
Fifth Third Bank                             $ 8,181,818         9.09091%     1701 Golf Road
                                                                              Tower One, Suite 700
                                                                              Rolling Meadows, IL 60008
                                                                              Attention: Patrick A. Horne
                                                                              Telecopier: (847) 871-6026
---------------------------------------- -------------------- --------------- -----------------------------------------

                                    EXHIBIT B

                             COMPLIANCE CERTIFICATE

          This  Compliance  Certificate  is being  submitted  on this ___ day of
__________________,   200__,   for  the  quarter   ending  on  the  ___  day  of
__________________, 200__, pursuant to the terms of the Secured Credit Agreement dated as of August ___, 2002 ("Credit Agreement"), as the same may be thereafter amended from time to time, among Wells Fargo Bank, National Association (the "Agent"), the Lenders that are parties thereto, and First Banks, Inc., as Borrower. Capitalized terms used but not defined herein shall have the meanings set forth in the Credit Agreement.

          The undersigned officers of First Banks, Inc. jointly and severally certify to the Lenders that as of the date hereof:

          A. The representations and warranties contained in Article IV of the Credit Agreement are correct as of the date hereof, except to the extent that the same relate specifically to an earlier date;

          B.   No Default or Event of Default has occurred and is continuing;

          C. Attached is an accurate listing of the current Subsidiaries of First Banks, Inc.;

          D. The balance due on the Intercompany Note is $________ as of the quarter end referenced above; and

          E. The computation of Margin and L/C Margin and compliance with the covenants contained in Article VII of the Credit Agreement are supported by the following:

2.03    Funded Debt Ratio
        -----------------

(i) First Banks, Inc. (consolidated)                 (2)              Ratio of                            L/C
Net Income for the quarter ended:                Funded Debt         (2) to (1)         Margin           Margin
---------------------------------                -----------         ----------         ------           ------

                      $
----------------      ----------------

----------------      ----------------

----------------      ----------------

----------------      ----------------
Total Net Income      $                (1)                                    %                bp               bp
                      ----------------         ---------------       ----------       -----------      -----------

7.01    Total Risk Based Capital Ratio
        ------------------------------
                                                                        (2)
                                                                   Weighted-Risk
                                                                     Assets and                           Minimum
                                                   (1)           Off-Balance Sheet       Ratio of          Ratio
                                              Total Capital            Items            (1) to (2)       Permitted
                                              -------------            -----            ----------       ---------


First Banks, Inc. (consolidated)                                                                  %       10.0%
                                           ------------------    -----------------     ------------       -----


First Bank (Missouri)                                                                             %       10.0%
                                           ------------------    -----------------     ------------       -----

First Bank (California)                                                                           %       10.0%
                                           ------------------    -----------------     ------------       -----

7.02    Tier I Risk Based Capital Ratio
        -------------------------------
                                                                        (2)
                                                                   Weighted-Risk
                                                                  Assets and Off-                         Minimum
                                                   (1)             Balance Sheet        Ratio of           Ratio
                                             Tier I Capital           Items            (1) to (2)        Permitted
                                             --------------           -----            ----------        ---------


First Banks, Inc. (consolidated)                                                                  %        6.0%
                                           ------------------    -----------------     ------------        ----


First Bank (Missouri)                                                                             %        6.0%
                                           ------------------    -----------------     ------------        ----

First Bank (California)                                                                           %        6.0%
                                           ------------------    -----------------     ------------        ----

7.03   Leverage Ratio
       --------------
                                                                                                         Minimum
                                                   (1)                  (2)              Ratio of         Ratio
                                             Tier I Capital         Total Assets        (1) to (2)      Permitted
                                             --------------         ------------        ----------      ---------


First Banks, Inc. (consolidated)                                                                  %        5.0%
                                           ------------------    -----------------     ------------        ----

First Bank (Missouri)                                                                             %        5.0%
                                           ------------------    -----------------     ------------        ----

First Bank (California)                                                                           %        5.0%
                                           ------------------    -----------------     ------------        ----

7.04     Minimum Return on Assets
         ------------------------
                                                                                                           Minimum
Net Income for the quarter ended:                               Average Total       Ratio of                Ratio
---------------------------------                                   Assets (2)     (1) to (2)             Permitted
                                                                    ------         ----------             ---------


First Banks, Inc. (consolidated)
                               $
---------------------------    --------------------

---------------------------    --------------------

---------------------------    --------------------

---------------------------    --------------------
Total Net Income               $                    (1)                                            %        0.70%
                               --------------------             ------------------      ------------        -----

7.05     Non-Performing Assets

                                                   (1)                   (2)                             Maximum
                                             Non-Performing        Primary Equity        Ratio of         Ratio
                                                 Assets                Capital          (1) to (2)      Permited
                                                 ------                -------          ----------      ---------


First Banks, Inc. (consolidated)                                                                  %        25%
                                           ------------------     ----------------     ------------        ---

First Bank (Missouri)                                        *                                    %        20%
                                           ------------------     -----------------    ------------        ---

First Bank (California)                                                                           %        10%
                                           ------------------     -----------------    ------------        ---

         *Not including the Lake  of  the  Ozarks  Development  asset, currently
         $__________; or, if the Lake of the Ozarks asset is currently valued in excess of $17,000,000, including only excess of Lake of Ozarks asset over $17,000,000.

7.06     Allowance for Loan and Lease Losses
         -----------------------------------
                                                  (1)
                                             Allowance for              (2)                              Minimum
                                               Loan and           Non-Performing      Ratio of            Ratio
                                             Lease Losses             Assets         (1) to (2)         Permitted
                                             ------------             ------         ----------         ---------


First  Bank  (Missouri)  and  First  Bank
(California) (combined)                                                                        %           100%
                                             -------------        --------------     ----------            ----

         Signed as of the day and year first above written.

                                                     FIRST BANKS, INC.


                                                     By:
                                                          ---------------------------------------------------------
                                                                           Chief Executive Officer

                                                     By:
                                                          ---------------------------------------------------------
                                                                           Chief Financial Officer

                                                     By:
                                                          ---------------------------------------------------------
                                                              Senior Vice President - Chief Accounting Officer

                                                     By:
                                                          ---------------------------------------------------------
                                                                           Chief Operating Officer

                                                     By:
                                                          ---------------------------------------------------------
                                                                            Chief Credit Officer


                                    EXHIBIT C
                                      NOTE

$_________________                                           St. Louis, Missouri
                                                             August ______, 2002

          For value received, the undersigned FIRST BANKS, INC., a Missouri corporation (the "Borrower"), hereby promises to pay on the Revolving Credit
Termination Date (as defined in the Credit Agreement, defined below), to the order of _____________, a _____________ (the "Lender"), at the office of Wells Fargo Bank, National Association, as agent (the "Agent") at Sixth Street and Marquette Avenue, Minneapolis, Minnesota, or at any other place designated at any time in accordance with the Credit Agreement, in lawful money of the United States of America and in immediately available funds, the principal sum of _______________ Dollars ($______________) or, if less, the aggregate unpaid principal amount of all Advances made by the Lender to the Borrower under the Credit Agreement together with interest on the principal amount hereunder remaining unpaid from time to time (the "Principal Balance"), computed on the basis of the actual number of days elapsed and a 360-day year, from the date hereof until this Note is fully paid at the rate determined from time to time under the Credit Agreement of even date herewith (as amended, supplemented or restated from time to time, the "Credit Agreement") by and among the Borrower, the Lenders from time to time party thereto and Wells Fargo Bank, National Association, as Agent for the Lenders thereunder. This Note may be prepaid only in accordance with the Credit Agreement.

         This Note is issued pursuant, and is subject, to the Credit Agreement, which provides, among other things, for acceleration hereof. This Note is a "Note" referred to in the Credit Agreement.

         This Note is secured, among other things, pursuant to the several security agreements delivered pursuant to the Credit Agreement, and may now or hereafter be secured by one or more other security agreements or other instruments or agreements.

         The Borrower hereby agrees to pay all costs of collection, including reasonable attorneys' fees and legal expenses in the event this Note is not paid when due, whether or not legal proceedings are commenced.

         Presentment or other demand for payment, notice of dishonor and protest are expressly waived.

                                    FIRST BANKS, INC.

                                    By
                                       -----------------------------------------
                                       Its
                                          --------------------------------------

                                    EXHIBIT D


                                PLEDGE AGREEMENT


          This Agreement is made as of this ___ day of August 2002, by and between FIRST BANKS, INC., a Missouri Corporation ("Debtor") and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Secured Party").


                                    RECITALS


          Debtor, Secured Party and certain financial institutions have executed a secured credit agreement of even date herewith (the "Credit Agreement"), pursuant to which such financial institutions (the "Lenders") have agreed to lend up to $90,000,000 to Debtor and pursuant to which Secured Party has agreed to issue up to $20,000,000 in face amount of standby letters of credit for the account of Debtor.


          One condition to the Lenders' and Secured Party's commitments under the Credit Agreement is that Debtor execute, deliver and perform this Collateral Pledge Agreement, thereby granting a security interest to Secured Party, as agent for the Lenders, in the Collateral described herein.


          Now, therefore, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:


          1. Security Interest and Collateral. To secure the payment and performance of the "Obligations," as such term is defined in the Credit Agreement, Debtor hereby grants Secured Party (for its own account and as agent for the Lenders) a security interest (the "Security Interest") in (i) all of the capital stock of First Banks America, Inc., a Delaware corporation, and Union Financial Group, Ltd., a Delaware corporation, owned by Debtor, (ii) that certain $100,000,000 Promissory Note dated August 23, 2001, made by First Banks America, Inc. and payable to the order of Debtor (the "FBA Note"), (iii) any capital stock that Debtor may hereafter acquire and deliver to Secured Party pursuant to Section 5.08 of the Credit Agreement, and (iv) all proceeds of such capital stock and the FBA Note and all other rights in connection with such property (collectively the "Collateral").


          2. Representations, Warranties and Covenants. Debtor represents, warrants and covenants that:


               (a) Debtor will join with Secured Party in taking any action required by Secured Party in order to perfect the Security Interest and to protect the rights and priorities of Secured Party with respect to the Collateral. To that end, Debtor has delivered to Secured Party certificates representing all of the shares of capital stock constituting Collateral, executed and delivered one blank stock power for each such certificate, and endorsed and delivered to Secured Party the FBA Note. Debtor will, at Secured Party's request at any one or more times (i) duly endorse, in blank, each and every additional security certificate and instrument constituting Collateral by signing on such certificate or instrument or by signing a separate document of assignment or transfer; (ii) join with Secured Party in executing any instructions or agreements with securities intermediaries for the purpose of obtaining control of any investment property that may hereafter constitute Collateral; and (iii) instruct the issuer of any security that may hereafter constitute Collateral to register such security in the name of Secured Party.


               (b) Debtor is the owner of the Collateral free and clear of all liens, encumbrances, security interests and restrictions except the Security Interest and any restrictive legend appearing on any security certificate or any instrument constituting Collateral.


               (c) Debtor will keep the Collateral free and clear of all liens, encumbrances and security interests, except the Security Interest.


               (d) Debtor will pay, when due, all taxes and other governmental charges levied or assessed upon or against any Collateral.


               (e) Debtor will upon receipt deliver to Secured Party all investment property distributed on account of Collateral, such as stock dividends and securities resulting from stock splits, reorganizations and recapitalizations. The Security Interest shall attach to all such proceeds.


          3. Events of Default. The occurrence of any Event of Default under the Credit Agreement shall be an Event of Default hereunder.


          4. Remedies Upon Event of Default. Upon the occurrence of an Event of Default and during the continuance thereof, Secured Party may exercise any one or more of the rights and remedies specified in the Credit Agreement, and also any one or more of the following rights or remedies: (i) notify the obligor on or issuer of any Collateral or any securities intermediary to make payment to Secured Party of any amounts due or distributable on any Collateral, (ii) in Debtor's name or Secured Party's name enforce collection of any Collateral by suit or otherwise, or surrender, release or exchange all or any part of it, or compromise, extend or renew for any period any obligation evidenced by the Collateral, (iii) receive and keep in its possession or under its control subject to the Security Interest all proceeds of Collateral, except that any money received from the Collateral may, at Secured Party's option, be applied in reduction of the Obligations; (iv) exercise all voting and other rights as a holder of any Collateral; (v) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including the right to (A) order any securities intermediary to sell any Collateral on any established market or over the counter or to cause any Collateral to be redeemed; (B) give any transfer or redemption order to any issuer of Collateral; or (C) offer and sell Collateral privately to purchasers who will agree to take the Collateral for investment and not with a view to distribution and who will agree to the imposition of restrictive legends on any certificates representing Collateral, and the right to arrange for a sale which would otherwise qualify as exempt from registration under the Securities Act of 1933; and if notice to Debtor of any intended disposition of Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given at least 10 calendar days prior to the date of intended disposition or other action; and (vi) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against any Collateral, against Debtor or against any other person or property.

          5. Secured Party's Duties. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral, or in the case of Collateral in the custody or possession of a securities intermediary or other third person, exercises reasonable care in the selection of the securities intermediary or other third person and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Debtor may have against prior parties, to exercise at all or in any particular manner any voting rights which may be available with respect to any Collateral, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. Regardless of the manner in which Secured Party chooses to exercise control over Collateral (whether by possession, by agreement with an issuer or Securities Intermediary, by transferring security entitlements into its own account, or otherwise), Secured Party shall not be deemed to be under any obligation to Debtor, whether as fiduciary, trustee, agent or otherwise, except the duty of good faith, the duties specifically imposed upon Secured Party by this Agreement, and the duties imposed upon it as a secured party by Articles 1, 8 and 9 of the Uniform Commercial Code, as in effect in Minnesota.


          6. Miscellaneous. Any disposition of Collateral in the manner provided in Section 4 shall be deemed commercially reasonable. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid, to Debtor at the address set forth following its signature on the signature page of this Agreement or at the most recent address shown on Secured Party's records. Debtor will reimburse Secured Party for all expenses (including reasonable attorneys' fees and legal expenses) incurred by Secured Party in the protection, defense or enforcement of the Security Interest, including expenses incurred in any litigation or bankruptcy or insolvency proceedings. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. This Agreement shall be governed by the internal laws of Minnesota and, unless the context otherwise requires, all terms used herein which are defined in Articles 1, 8 and 9 of the Uniform Commercial Code, as in effect in Minnesota, shall have the meanings therein stated. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect, and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations.

          IN WITNESS WHEREOF, Debtor has executed this Agreement as of the day first above written.


                                  FIRST BANKS, INC.





                                  By
                                     -------------------------------------------
                                      Its
                                          --------------------------------------


                                  Address:

                                  600 James S. McDonnell Blvd.
                                  Mail Code M1-199-014
                                  Hazelwood, MO 63042-2302





                                   EXHIBIT E1

                    APPLICATION FOR STANDBY LETTER OF CREDIT

TO:  WELLS FARGO BANK, NATIONAL ASSOCIATION
------------------------------------------------------------------------------------------------------------------------------------

           ------------------------------         ----------------------------- ------------------------------ ---------------------
           DATE                                   FOR WELLS FARGO'S USE ONLY    LETTER OF CREDIT NO.           DOCUMENT TRACK NO.


           ------------------------------         ----------------------------- ------------------------------ ---------------------

APPLICANT  SIGNING  BELOW  HEREBY  REQUESTS  THAT  WELLS  FARGO  BANK,  NATIONAL ASSOCIATION  ("WELLS FARGO") ISSUE IN WELLS FARGO'S
NAME AN IRREVOCABLE STANDBY LETTER OF CREDIT (THE  "CREDIT") ON  SUBSTANTIALLY THE TERMS BELOW AND, UNLESS OTHERWISE SPECIFIED BELOW
IN SPECIAL INSTRUCTIONS,  FORWARD THE CREDIT BY THE FOLLOWING MEANS TO THE BENEFICIARY  DIRECTLY OR THROUGH A BANK SELECTED BY WELLS
FARGO:

|_| FULL CABLE/TELEX |_| COURIER |_| MAIL WITH BRIEF ADVICE BY CABLE/TELEX |_| MAIL |_| OTHER:

----------------------------------------------------------------------- ------------------------------------------------------------
ADVISING BANK: (If left blank, Wells Fargo may select)                  BENEFICIARY:   (Name and Address)





----------------------------------------------------------------------- ------------------------------------------------------------
PARTY TO BE NAMED AS REQUESTING THE CREDIT:  (Name and Address)         AMOUNT:  (In words)


                                                                        ------------------------------------------------------------
                                                                        -------------------------------- ---------------------------
                                                                        (In figures)                     (Currency)
----------------------------------------------------------------------- -------------------------------- ---------------------------
----------------------------------------------------------------------- ------------------------------------------------------------
AVAILABILITY:  Unless otherwise specified herein, the Credit is to be   EXPIRATION DATE:
available  with  Wells  Fargo's issuing office by payment of draft(s)                    -------------------------------------------
drawn  at  sight on Wells Fargo or, at Wells Fargo's option, with any
bank(s) or  with  a bank  nominated  by Wells Fargo by negotiation of   PLACE OF EXPIRATION:  Unless otherwise specified herein, the
draft(s) drawn at sight on Wells Fargo.                                 Credit is  to expire at Wells Fargo's issuing office  or, if the Credit is  available with any bank(s)or with a  specific bank other than Wells Fargo's issuing office, at such  place as Wells Fargo shall elect.
----------------------------------------------------------------------- ------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
DOCUMENT(S): Draft(s) are to be accompanied by: (Attached additional signed sheet(s), if necessary, and label as attachments to this
Application.)






------------------------------------------------------------------------------------------------------------------------------------
DRAWING(S):       |_|  Partial drawings are permitted.  (More than one draft may be drawn and presented under the Credit.)

                  |_| Only one draft may be drawn and presented under the Credit, and:

                       |_| the draft must be for the full amount of the Credit.   |_|  the draft may be for less than the full
                                                                                        amount of the Credit.
------------------------------------------------------------------------------------------------------------------------------------
SPECIAL INSTRUCTIONS: (Attach additional signed sheet(s), if necessary, and label as attachments to this Application.)







------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TRANSFERABILITY: (If not checked, the Credit will not be transferable.)

            |_|  The Credit is to be transferable, with transfer charges for:      |_|  Applicant's account       |_|  Beneficiary's
account
------------------------------------------------------------------------------------------------------------------------------------
INQUIRIES:  Direct to:                                                       Telephone Number:
------------------------------------------------------------------------------------------------------------------------------------
APPLICANT'S AGREEMENT AND SIGNATURE:  Applicant's  signature  here  indicates  agreement  to  all  the  terms and conditions on this
Application  and  Applicant's  agreement  that  the  Credit and its issuance will be governed by (1) the terms and conditions of the
Standby Letter of Credit Agreement between Applicant and Wells Fargo and/or (2) any other agreement signed by Applicant  pursuant to which the Credit is to be issued.  This Application is signed by Applicant's duly authorized representative(s) on the date specified above.


----------------------------------------------------------------------------------------------------------------------------------
      APPLICANT                                                                                      ADDRESS

--------------------------------------------        ------------------------------                --------------------------------
      AUTHORIZED SIGNATURE                            TITLE                                          ADDRESS


--------------------------------------------        ------------------------------                --------------------------------
      AUTHORIZED SIGNATURE                            TITLE                                          ADDRESS
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                     (TO BE COMPLETED BY WELLS FARGO BANK, NATIONAL ASSOCIATION)

                     CREDIT ISSUANCE HAS BEEN APPROVED IN ACCORDANCE WITH WELLS FARGO'S CREDIT POLICIES AND PROCEDURES
------------------------------------------------------------------------------------------------------------------------------------
APPROVING OFFICER'S SIGNATURE        APPROVING OFFICER'S NAME (Print) APPROVING OFFICER'S OFFICE        AU     MAC   COMMITMENT NO.
                                                                      (Print)


------------------ ----------------------------- ------------------------------ ---------------------- ------------------ ----------
PHONE              AFS INTERFACE REQUIRED:       STANDALONE TRANSACTION:        COLLATERAL CODE        PURPOSE  CODE      DATE


                   YES  |_|         NO  |_|      YES  |_|       NO  |_|
------------------ ----------------------------- ------------------------------ ---------------------- ------------------ ----------
SPECIAL INSTRUCTIONS:  (Indicate any provisions applicable to the Credit different from those on Applicant's Relationship Management
Instructions Form)



------------------------------------------------------------------------------------------------------------------------------------

                                   EXHIBIT E2

                       STANDBY LETTER OF CREDIT AGREEMENT


To:  WELLS FARGO BANK, NATIONAL ASSOCIATION


          Applicant hereby requests that you, Wells Fargo Bank, National Association ("Wells Fargo"), issue in your name one or more standby letters of credit pursuant to Applications for the issuance of such Credits and the terms and conditions of this Agreement. Each Credit will be issued at Applicant's request and for its account, and, unless otherwise specifically provided in any Loan Document, at your option. Applicant agrees that the terms and conditions in this Agreement shall apply to each Application and the Credit issued pursuant to each Application, and to transactions under each Application, each Credit and this Agreement.


          SECTION 1. DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth after each term: "Agreement" means this
                                                          ---------
Standby Letter of Credit Agreement as it may be revised or amended from time to time. "Applicant" means collectively each person and/or entity signing this
        ---------
Agreement   as   Applicant.   "Application"   means  your  printed  form  titled
                               -----------
"Application For Standby Letter of Credit" or any other form acceptable to you on which Applicant applies for the issuance by you of a Credit and/or an application for amendment of a Credit or any combination of such applications, as the context may require. "Beneficiary" means the person or entity named on an
                             -----------
Application as the beneficiary or any transferee of such beneficiary. "Collateral" means the Property, together with the proceeds of such Property,
 ----------
securing any or all of Applicant's obligations and liabilities at any time existing under or in connection with any L/C Document and/or any Loan Document. "Commission Fee" means the fee, computed at the commission fee rate specified by
 --------------
you or specified in any Loan Document, charged by you at the time or times specified by you on the amount of each Credit and on the amount of each increase in a Credit for the time period each Credit is outstanding. "Credit" means an
                                                               ------
instrument or document titled "Irrevocable Standby Letter of Credit" or "Standby Letter of Credit", or any instrument or document whatever it is titled or whether or not it is titled functioning as a standby letter of credit, issued under or pursuant to an Application, and all renewals, extensions and amendments of such instrument or document.. "Demand" means any sight draft, electronic or
                                   ------
telegraphic transmission or other written demand drawn or made, or purported to be drawn or made, under or in connection with any Credit. "Document" means any
                                                             --------
instrument, statement, certificate or other document referred to in or related to any Credit or required by any Credit to be presented with any Demand. "Dollars" means the lawful currency at any time for the payment of public or
 -------
private debts in the United States of America.  "Event of Default"  means any of
                                                 ----------------
the events set forth in Section 13 of this Agreement..  "Expiration  Date" means
                                                         ----------------
the date any Credit expires. "Guarantor" means any person or entity guaranteeing
                              ---------
the payment and/or performance of any or all of Applicant's obligations under or in connection with any L/C Document and/or any Loan Document. "Holding Company"
                                                                ---------------
means any company or other entity directly or indirectly  controlling  you. "L/C
                                                                             ---
Document" means this Agreement, each Application,  each Credit, and each Demand.
--------

"Loan  Document" means each and any promissory  note,  loan agreement,  security
 --------------
agreement, pledge agreement, guarantee or other agreement or document executed in connection with, or relating to, any extension of credit under which any Credit is issued. "Maximum Rate" means the maximum amount of interest (as
                    -------------
defined by applicable laws), if any, permitted to be paid, taken, reserved, received, collected or charged under applicable laws, as the same may be amended or modified from time to time. "Negotiation Fee" means the fee, computed at the
                                 ---------------
negotiation fee rate specified by you or specified in any Loan Document, charged by you on the amount of each Demand paid by you or any other bank specified by you when each Demand is paid. "Payment Office" means the office specified by you
                               --------------
or specified in any Loan Document as the office where reimbursements and other payments under or in connection with any L/C Document are to be made by Applicant. "Prime Rate" means the rate of interest most recently announced
             -----------
within Wells Fargo at its principal office as its Prime Rate, with the understanding that the Prime Rate is one of Wells Fargo's base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Wells Fargo may designate. "Property" means all forms of property, whether tangible or
              --------
intangible, real, personal or mixed. "Rate of Exchange" means Wells Fargo's then
                                      ----------------
current selling rate of exchange in San Francisco, California for sales of the currency of payment of any Demand, or of any fees or expenses or other amounts payable under this Agreement, for cable transfer to the country of which such currency is the legal tender. "UCP" means the Uniform Customs and Practice for
                                ---
Documentary Credits, an International Chamber of Commerce publication, or any substitution therefor or replacement thereof. "Unpaid and Undrawn Balance" means
                                               --------------------------
at any time the entire amount which has not been paid by you under all the Credits issued for Applicant's account, including, without limitation, the amount of each Demand on which you have not yet effected payment as well as the amount undrawn under all such Credits. "Wells Fargo & Company" means Wells Fargo
                                        ---------------------
& Company, a Delaware corporation.

          SECTION 2. HONORING DEMANDS AND DOCUMENTS. You may receive, accept and honor, as complying with the terms of any Credit, any Demand and any Documents accompanying such Demand, provided that such Demand and accompanying Documents appear on their face to comply substantially with the provisions of such Credit and are, or appear on their face to be, signed or issued by (a) a person or entity authorized under such Credit to draw, sign or issue such Demand and accompanying Documents, or (b) an administrator, executor, trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, liquidator, receiver or other legal representative or successor in interest by operation of law of any such person or entity.

          SECTION 3. REIMBURSEMENT FOR PAYMENT OF DEMANDS. Applicant shall reimburse you for all amounts paid by you on each Demand, including, without limitation, all such amounts paid by you to any paying, negotiating or other bank. If in connection with the issuance of any Credit, you agree to pay any other bank the amount of any payment or negotiation made by such other bank under such Credit upon your receipt of a cable, telex or other written telecommunication advising you of such payment or negotiation, or authorize any other bank to debit your account for the amount of such payment or negotiation, Applicant agrees to reimburse you for all such amounts paid by you, or debited to your account with such other bank, even if any Demand or Document specified in such Credit fails to arrive in whole or in part or if, upon the arrival of any such Demand or Document, the terms of such Credit have not been complied with or such Demand or Document does not conform to the requirements of such Credit or is not otherwise in order.


          SECTION 4. FEES AND EXPENSES. Applicant agrees to pay to you (a) all Commission Fees, Negotiation Fees, cable fees, amendment fees, non-usance fees, and cancellation fees of, and all out-of-pocket expenses incurred by, you under or in connection with any L/C Document, and (b) all fees and charges of banks or other entities other than you under or in connection with any L/C Document if any Application (i) does not indicate who will pay such fees and charges, (ii) indicates that such fees and charges are to be paid by Applicant, or (iii) indicates that such fees and charges are to be paid by the Beneficiary and the Beneficiary does not, for any reason whatsoever, pay such fees or charges. There shall be no refund of any portion of any Commission Fee in the event any Credit is used, reduced, amended, modified or terminated before its Expiration Date.


          SECTION 5. DEFAULT INTEREST. Unless otherwise specified in any Loan Document, or on an Application and agreed to by you, all amounts to be reimbursed by Applicant to you, and all fees and expenses to be paid by Applicant to you, and all other amounts due from Applicant to you under or in connection with any L/C Documents, will bear interest (to the extent permitted by law), payable on demand, from the date you paid the amounts to be reimbursed or the date such fees, expenses and other amounts were due until such amounts are paid in full, at a rate per annum (computed on the basis of a 360-day year, actual days elapsed) which is the lesser of (a) two percent (2%) above the Prime Rate in effect from time to time, or (b) the Maximum Rate.


          SECTION 6. TIME AND METHOD OF REIMBURSEMENT AND PAYMENT. Unless otherwise specified in this Section, in any Loan Document, or on an Application and agreed to by you, all amounts to be reimbursed by Applicant to you, all fees and expenses to be paid by Applicant to you, and all interest and other amounts due to you from Applicant under or in connection with any L/C Documents will be reimbursed or paid at the Payment Office in Dollars in immediately available funds without setoff or counterclaim (i) on demand or, (ii) at your option by your debiting any of Applicant's accounts with you, with each such debit being made without presentment, protest, demand for reimbursement or payment, notice of dishonor or any other notice whatsoever, all of which are hereby expressly waived by Applicant. Each such debit will be made at the time each Demand is paid by you or, if earlier, at the time each amount is paid by you to any paying, negotiating or other bank, or at the time each fee and expense is to be paid or any interest or other amount is due under or in connection with any L/C Documents. If any Demand or any fee, expense, interest or other amount payable under or in connection with any L/C Documents is payable in a currency other than Dollars, Applicant agrees to reimburse you for all amounts paid by you on such Demand, and/or to pay you all such fees, expenses, interest and other amounts, in one of the three following ways, as determined by you in your sole discretion in each case: (a) at such place as you shall direct, in such other currency; or (b) at the Payment Office in the Dollar equivalent of the amount of such other currency calculated at the Rate of Exchange on the date determined by you in your sole discretion; or (c) at the Payment Office in the Dollar equivalent, as determined by you (which determination shall be deemed correct absent manifest error), of such fees, expenses, interest or other amounts or of the actual cost to you of paying such Demand. Applicant assumes all political, economic and other risks of disruptions or interruptions in any currency exchange.

          SECTION 7. AGREEMENTS OF APPLICANT. Applicant agrees that (a) unless otherwise specifically provided in any Loan Document, you shall not be obligated at any time to issue any Credit for Applicant's account; (b) unless otherwise specifically provided in any Loan Document, if any Credit is issued by you for Applicant's account, you shall not be obligated to issue any further Credit for Applicant's account or to make other extensions of credit to Applicant or in any other manner to extend any financial consideration to Applicant; (c) you have not given Applicant any legal or other advice with regard to any L/C Document or Loan Document; (d) if you at any time discuss with Applicant the wording for any Credit, any such discussion will not constitute legal or other advice by you or any representation or warranty by you that any wording or Credit will satisfy Applicant's needs; (e) Applicant is responsible for the wording of each Credit, including, without limitation, any drawing conditions, and will not rely on you in any way in connection with the wording of any Credit or the structuring of any transaction related to any Credit; (f) Applicant, and not you, is responsible for entering into the contracts relating to the Credits between Applicant and the Beneficiaries and for causing Credits to be issued; (g) you may, as you deem appropriate, modify or alter and use in any Credit the terminology contained on the Application for such Credit; (h) unless the Application for a Credit specifies whether the Documents to be presented with a Demand under such Credit must be sent to you in one parcel or in two parcels or may be sent to you in any number of parcels, you may, if you so desire, make such determination and specify in the Credit whether such Documents must be sent in one parcel or two parcels or may be sent in any number of parcels; (i) you shall not be deemed Applicant's agent or the agent of any Beneficiary or any other user of any Credit, and neither Applicant, nor any Beneficiary nor any other user of any Credit shall be deemed your agent; (j) Applicant will promptly examine all Documents and each Credit if and when they are delivered to Applicant and, in the event of any claim of noncompliance of any Documents or any Credit with Applicant's instructions or any Application, or in the event of any other irregularity, Applicant will promptly notify you in writing of such noncompliance or irregularity; (k) all directions and correspondence relating to any L/C Document are to be sent at Applicant's risk; (l) if any Credit has a provision concerning the automatic extension of its Expiration Date, you may, at your sole option, give notice of nonrenewal of such Credit and if Applicant does not at any time want such Credit to be renewed Applicant will so notify you at least fifteen (15) calendar days before you are to notify the Beneficiary of such Credit or any advising bank of such nonrenewal pursuant to the terms of such Credit; (m) Applicant will not seek to obtain, apply for, or acquiesce in any temporary or permanent restraining order, preliminary or permanent injunction, permanent injunction or any other pretrial or permanent injunctive or similar relief, restraining, prohibiting or enjoining you, any of your correspondents or any advising, confirming, negotiating, paying or other bank from paying or negotiating any Demand or honoring any other obligation under or in connection with any Credit; and (n) except for Applicant's obligations specifically affected by the actions referred to in subsection (vi) of this
Section 7(n), Applicant's obligations under or in connection with each L/C Document and Loan Document shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of each such L/C
Document and Loan Document under all circumstances whatsoever, including, without limitation, the following circumstances, the circumstances listed in
Section  12(b)  through  (dd)  of  this  Agreement,   and  any  other  event  or
circumstance similar to such circumstances: (A) any lack of validity or enforceability of any L/C Document, any Loan Document, any Document or any agreement relating to any of the foregoing; (B) any amendment of or waiver relating to, or any consent to or departure from, any L/C Document, any Loan Document or any Document; (C) any release or substitution at any time of any Property held as Collateral; (D) your failure to deliver to Applicant any Document you have received with a drawing under a Credit because doing so would, or is likely to, violate any law, rule or regulation of any government authority; (E) the existence of any claim, set-off, defense or other right which Applicant may have at any time against you or any Beneficiary (or any person or entity for whom any Beneficiary may be acting) or any other person or entity, whether under or in connection with any L/C Document, any Loan Document, any Document or any Property referred to in or related to any of the foregoing or under or in connection with any unrelated transaction; (F) any breach of contract or other dispute between or among any two or more of you, Applicant, any Beneficiary, any transferee of any Beneficiary, any person or entity for whom any Beneficiary or any transferee of any Beneficiary may be acting, or any other person or entity; or (G) any delay, extension of time, renewal, compromise or other indulgence granted or agreed to by you with or without notice to
Applicant, or Applicant's approval, in respect of any of Applicant's indebtedness or other obligations to you under or in connection with any L/C Document or any Loan Document.

          SECTION 8. COMPLIANCE WITH LAWS AND REGULATIONS. Applicant represents and warrants to you that no Application, Credit or transaction under any
Application and/or Credit will contravene any law or regulation of the government of the United States or any state thereof. Applicant agrees (a) to comply with all federal, state and foreign exchange regulations and other government laws and regulations now or hereafter applicable to any L/C Document, to any payments under or in connection with any L/C Document, to each transaction under or in connection with any L/C Document, or to the import, export, shipping or financing of the Property referred to in or shipped under or in connection with any Credit, and (b) to reimburse you for such amounts as you may be required to expend as a result of such laws or regulations, or any change therein or in the interpretation thereof by any court or administrative or
government   authority   charged  with  the   administration  of  such  laws  or
regulations.


          SECTION 9. TAXES, RESERVES AND CAPITAL ADEQUACY REQUIREMENTS. In addition to, and notwithstanding any other provision of any L/C Document or any Loan Document, in the event that any law, treaty, rule, regulation, guideline, request, order, directive or determination (whether or not having the force of law) of or from any government authority, including, without limitation, any court, central bank or government regulatory authority, or any change therein or in the interpretation or application thereof, (a) does or shall subject you to any tax of any kind whatsoever with respect to the L/C Documents, or change the basis of taxation of payments to you of any amount payable thereunder (except for changes in the rate of tax on your net income); (b) does or shall impose, modify or hold applicable any reserve, special deposit, assessment, compulsory loan, Federal Deposit Insurance Corporation insurance or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances or loans by, other credit extended by or any other acquisition of funds by, any of your offices; (c) does or shall impose, modify or hold applicable any capital adequacy requirements (whether or not having the force of law); or (d) does or shall impose on you any other condition; and the result of any of the foregoing is (i) to increase the cost to you of issuing or maintaining any Credit or of performing any transaction under any L/C Document, (ii) to reduce any amount receivable by you under any L/C Document, or (iii) to reduce the rate of return on your capital or the capital of the Holding Company to a level below that which you or the Holding Company could have achieved but for any imposition, modification or application of any capital adequacy requirement (taking into consideration your policy and the policy of the Holding Company, as the case may be, with respect to capital adequacy), and any such increase or reduction is material (as determined by you or the Holding Company, as the case may be, in your or the Holding Company's sole discretion); then, in any such case, Applicant agrees to pay to you or the Holding Company, as the case may be, such amount or amounts as may be necessary to compensate you or the Holding Company for (A) any such additional cost, (B) any reduction in the amount received by you under any L/C Document, or (C) to the extent allocable (as determined by you or the Holding Company, as the case may be, in your or the Holding Company's sole discretion) to any L/C Document, any reduction in the rate of return on yourcapital or the capital of the Holding Company.

          SECTION 10. COLLATERAL. In addition to, and not in substitution for, any Property delivered, conveyed, transferred or assigned to you under any Loan Document as security for any or all of Applicant's obligations and liabilities to you at any time existing under or in connection with any L/C Document or any Loan Document, Applicant grants to you a security interest in and to the following Collateral, whether or not any such Collateral is in your possession or control or the possession or control of your agents or correspondents or in transit to, or set apart for, you or your agents or correspondents, until such time as all Applicant's obligations and liabilities to you at any time existing under or in connection with each L/C Document and each Loan Document have been fully paid and discharged, all as security for such obligations and liabilities,
(a) all Applicant's property, claims, demands, right, title and interest in and to the balance of each of Applicant's deposit accounts with you now or at any time hereafter existing, and all evidences of such deposit accounts, (b) all Property belonging to Applicant or in which it may have an interest, now or at any time hereafter delivered, conveyed, transferred, assigned, pledged or paid to you or your agents or correspondents in any manner whatsoever, whether as security or for safekeeping or otherwise, including, without limitation, any items received for collection or transmission, and the proceeds of such items, whether or not such Property is in whole or in part released to Applicant on trust or bailee receipt or otherwise, and (c) where Applicant is more than one person or entity, all right, title and interest of each of Applicants in and to all the Property which any of Applicants may now or hereafter obtain as security for the obligations of any one or more of Applicants to one or more of the others of Applicants arising under or in connection with the transaction to which any Credit relates. Further, in addition to, and not in substitution for, any Property delivered, conveyed, transferred or assigned to you under any Loan Document as security for any or all of Applicant's obligations and liabilities to you at any time existing under or in connection with any L/C Document or any Loan Document, Applicant agrees to deliver, convey, transfer and assign to you on demand, as security, Property of a value and character satisfactory to you,
(i) if you at any time feel insecure about Applicant's ability or willingness to repay any amounts which you have paid or may pay in the future on any Demand or in honoring any other of your obligations under or in connection with any Credit, or (ii) without limiting the generality of the foregoing, if any temporary or permanent restraining order, preliminary or permanent injunction, or any other pretrial or permanent injunctive or similar relief is obtained restraining, prohibiting or enjoining you, any of your correspondents, or any advising, confirming, negotiating, paying or other bank from paying or negotiating any Demand or honoring any other obligation under or in connection with any Credit. Applicant agrees that the receipt by you or any of your agents or correspondents at any time of any kind of security, including, without limitation, cash, shall not be deemed a waiver of any of your rights or powers under this Agreement. Applicant agrees to sign and deliver to you on demand, all such deeds of trust, security agreements, financing statements and other documents as you shall at any time request which are necessary or desirable (in your sole opinion) to grant to you an effective and perfected security interest in and to any or all of the Collateral. Applicant agrees to pay all filing and recording fees related to the perfection of any security interest granted to you in accordance with this Section. Applicant hereby agrees that any or all of the Collateral may be held and disposed of as provided in this Agreement by you. Upon any transfer, sale, delivery, surrender or endorsement of any Document or Property which is or was part of the Collateral, Applicant will indemnify and hold you and your agents and correspondents harmless from and against each and every claim, demand, action or suit which may arise against you or any of your agents or correspondents by reason of such transfer, sale, delivery, surrender or endorsement.

          SECTION 11. INDEMNIFICATION. Except to the extent caused by your lack of good faith, and notwithstanding any other provision of this Agreement, Applicant agrees to reimburse and indemnify you for (a) all amounts paid by you to any Beneficiary under or in connection with any guarantee or similar undertaking issued by such Beneficiary to a third party at Applicant's request, whether such request is communicated directly by Applicant or through you to such Beneficiary; and (b) all damages, losses, liabilities, actions, claims, suits, penalties, judgments, obligations, costs or expenses, of any kind whatsoever and howsoever caused, including, without limitation, attorneys' fees and interest, paid, suffered or incurred by, or imposed upon, you directly or indirectly arising out of or in connection with (i) any L/C Document, any Loan Document, any Document or any Property referred to in or related to any Credit;
(ii) Applicant's failure to comply with any of its obligations under this Agreement; (iii) the issuance of any Credit; (iv) the transfer of any Credit;
(v) any guarantee or similar undertaking, or any transactions thereunder, issued by any Beneficiary to a third party at Applicant's request, whether such request is communicated directly by Applicant or through you to such Beneficiary; (vi) any communication made by you, on Applicant's instructions, to any Beneficiary requesting that such Beneficiary issue a guarantee or similar undertaking to a third party or the issuance of any such guarantee or similar undertaking; (vii) the collection of any amounts Applicant owes to you under or in connection with any L/C Document or any Loan Document; (viii) the foreclosure against, or other enforcement of, any Collateral; (ix) the protection, exercise or enforcement of your rights and remedies under or in connection with any L/C Document or any Loan Document; (x) any court decrees or orders, including, without limitation, temporary or permanent restraining orders, preliminary or permanent injunctions, or any other pretrial or permanent injunctive or similar relief, restraining, prohibiting or enjoining or seeking to restrain, prohibit or enjoin you, any of your correspondents or any advising, confirming, negotiating, paying or other bank from paying or negotiating any Demand or honoring any other obligation under or in connection with any Credit; or (xi) any Credit being governed by laws or rules other than the UCP in effect on the date such Credit is issued. The indemnity provided in this Section will survive the termination of this Agreement and the expiration or cancellation of any or all the Credits.

          SECTION  12.  LIMITATION  OF  LIABILITY.   Notwithstanding  any  other
provision   of  this   Agreement,   neither  you  nor  any  of  your  agents  or
correspondents will have any liability to Applicant for any action, neglect or omission, if done in good faith, under or in connection with any L/C Document, Loan Document or Credit, including, without limitation, the issuance or any amendment of any Credit, the failure to issue or amend any Credit, or the honoring or dishonoring of any Demand under any Credit, and such good faith action, neglect or omission will bind Applicant. Notwithstanding any other provision of any L/C Document, in no event shall you or your officers or directors be liable or responsible, regardless of whether any claim is based on contract or tort, for (a) any special, consequential, indirect or incidental damages, including, without limitation, lost profits, arising out of or in connection with the issuance of any Credit or any action taken or not taken by you in connection with any L/C Document, any Loan Document, or any Document or Property referred to in or related to any Credit; (b) the honoring of any Demand in accordance with any order or directive of any court or government or regulatory body or entity requiring such honor despite any temporary restraining order, restraining order, preliminary injunction, permanent injunction or any type of pretrial or permanent injunctive relief or any similar relief, however named, restraining, prohibiting or enjoining such honor; (c) the dishonoring of any Demand in accordance with any legal or other restriction in force at the time and in the place of presentment or payment; (d) verifying the existence or reasonableness of any act or condition referenced, or any statement made, in connection with any drawing or presentment under any Credit; (e) the use which may be made of any Credit; (f) the validity of any purported transfer of any Credit or the identity of any purported transferee of any Beneficiary; (g) any acts or omissions of any Beneficiary or any other user of any Credit; (h) the form, validity, sufficiency, correctness, genuineness or legal effect of any Demand or any Document, or of any signatures or endorsements on any Demand or Document, even if any Demand or any Document should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged; (i) payment by you of any Demand when the Demand and any accompanying Documents appear on their face to comply substantially with the terms of the Credit to which they relate or dishonor by you of any Demand when the Demand and any accompanying Documents do not strictly comply on their face with the terms of the Credit to which they relate; (j) the failure of any Demand or Document to bear any reference or adequate reference to the Credit to which it relates; (k) the failure of any Document to accompany any Demand; (l) the failure of any person or entity to note the amount of any Demand on the Credit to which it relates or on any Document; (m) the failure of any person or entity to surrender or take up any Credit; (n) the failure of any Beneficiary to comply with the terms of any Credit or to meet the obligations of such Beneficiary to Applicant; (o) the failure of any person or entity to send or forward Documents if and as required by the terms of any Credit; (p) any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, cable, telegraph, wireless or otherwise, whether or not they are in cipher; (q) any notice of nonrenewal of a Credit sent by you not being received on time or at any time by the Beneficiary of such Credit; (r) any inaccuracies in the translation of any messages, directions or correspondence;
(s) any Beneficiary's use of the proceeds of any Demand; (t) any Beneficiary's failure to repay to you or Applicant the proceeds of any Demand if the terms of any Credit require such repayment; or (u) any act, error, neglect, default, negligence, gross negligence, omission, willful misconduct, lack of good faith, insolvency or failure in business of any of your agents or correspondents or of any advising, confirming, negotiating, paying or other bank. The occurrence of any one or more of the contingencies referred to in the preceding sentence shall not affect, impair or prevent the vesting of your rights or powers under this Agreement or any Loan Document or Applicant's obligation to make reimbursement or payment to you under this Agreement or any Loan Document. The provisions of this Section will survive the termination of this Agreement and any Loan Documents and the expiration or cancellation of any or all the Credits.

          SECTION 13. EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement: (a) Applicant's or any Guarantor's failure to pay any principal, interest, fee or other amount when due under or in connection with any L/C Document or any Loan Document; (b) Applicant's failure to deliver to you Property of a value and character satisfactory to you at any time you have demanded security from Applicant pursuant to Section 10 of this Agreement; (c) the occurrence and continuance of any default or defined event of default under any Loan Document or any other agreement, document or instrument signed or made by Applicant or any Guarantor in your favor; (d) Applicant's or any Guarantor's failure to perform or observe any term, covenant or agreement contained in this Agreement or any Loan Document (other than those referred to in subsections (a), (b) and (c) of this Section, or the breach of any other obligation owed by Applicant or any Guarantor to you, and any such failure or breach shall be impossible to remedy or shall remain unremedied for thirty (30) calendar days after such failure or breach occurs; (e) any representation, warranty or certification made or furnished by Applicant or any Guarantor under or in connection with any L/C Document, any Loan Document or any Collateral, or as an inducement to you to enter into any L/C Document or Loan Document or to accept any Collateral, shall be materially false, incorrect or incomplete when made; (f) any material provision of this Agreement or any Loan Document shall at any time for any reason cease to be valid and binding on Applicant or any Guarantor or shall be declared to be null and void, or the validity or enforceability thereof shall be contested by Applicant, any Guarantor or any government agency or authority, or Applicant or any Guarantor shall deny that it has any or further liability or obligation under this Agreement or any Loan Document; (g) Applicant's or any Guarantor's failure to pay or perform when due any indebtedness or other obligation Applicant or such Guarantor has to any person or entity other than you if such failure gives the payee of such indebtedness or the beneficiary of the performance of such obligation the right to accelerate the time of payment of such indebtedness or the performance of such obligation; (h) any guarantee of, or any security covering, any of Applicant's indebtedness to you arising under or in connection with any L/C Document or any Loan Document fails to be in full force and effect at any time;
(i) any material adverse change in Applicant's or any Guarantor's financial condition; (j) Applicant or any Guarantor suspends the transaction of its usual business or is expelled or suspended from any exchange; (k) Applicant or any Guarantor dies or is incapacitated; (l) Applicant or any Guarantor dissolves or liquidates; (m) Applicant or any Guarantor is not generally paying its debts as they become due; (n) Applicant or any Guarantor becomes insolvent, however such insolvency may be evidenced, or Applicant or any Guarantor makes any general assignment for the benefit of creditors; (o) a petition is filed by or against Applicant or any Guarantor seeking Applicant's or such Guarantor's liquidation or reorganization under the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or a similar action is brought by or against Applicant or any Guarantor under any federal, state or foreign law; (p) a proceeding is instituted by or against Applicant or any Guarantor for any relief under any bankruptcy, insolvency or other law relating to the relief of debtors, reorganization, readjustment or extension of indebtedness or composition with creditors; (q) a custodian or a receiver is appointed for, or a writ or order of attachment, execution or garnishment is issued, levied or made against, any of Applicant's or any Guarantor's Property or assets; (r) an application is made by any of Applicant's or any Guarantor's judgment creditors for an order directing you to pay over money or to deliver other of Applicant's or such Guarantor's Property; or (s) any government authority or any court takes possession of any substantial part of Applicant's or any Guarantor's Property or assets or assumes control over Applicant's or any Guarantor's affairs.

          SECTION 14. REMEDIES. Upon the occurrence and continuance of any Event of Default all amounts paid by you on any Demand which have not previously been repaid to you, together with all interest on such amounts, and the Unpaid and Undrawn Balance, if any, shall automatically be owing by Applicant to you and shall be due and payable by Applicant on demand without presentment or any other notice of any kind, including, without limitation, notice of nonperformance, notice of protest, protest, notice of dishonor, notice of intention to accelerate, or notice of acceleration, all of which are expressly waived by Applicant. Upon payment of the Unpaid and Undrawn Balance to you Applicant shall have no further legal or equitable interest therein, and you will not be required to segregate on your books or records the Unpaid and Undrawn Balance paid by Applicant. After you receive the Unpaid and Undrawn Balance, you agree to pay to Applicant, upon termination of all of your liability under all the Credits and Demands, a sum equal to the amount which has not been drawn under all the Credits less all amounts due and owing to you from Applicant under or in connection with the L/C Documents and the Loan Documents. Further, upon the occurrence and continuance of any Event of Default, you may sell immediately, without demand for payment, advertisement or notice to Applicant, all of which are hereby expressly waived, any and all Collateral, received or to be received, at private sale or public auction or at brokers' board or upon any exchange or otherwise, at your option, in such parcel or parcels, at such times and places, for such prices and upon such terms and conditions as you may deem proper, and you may apply the net proceeds of each sale, together with any sums due from you to Applicant, to the payment of any and all obligations and liabilities due from Applicant to you under or in connection with the L/C Documents and the Loan Documents, all without prejudice to your rights against Applicant with respect to any and all such obligations and liabilities which may be or remain unpaid. If any such sale be at brokers' board or at public auction or upon any exchange, you may yourself be a purchaser at such sale free from any right of redemption, which Applicant hereby expressly waive and release. All your rights and remedies existing under the L/C Documents and the Loan Documents are in addition to, and not exclusive of, any rights or remedies otherwise available to you under applicable law. In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, upon the occurrence and continuance of any Event of Default, Applicant hereby authorizes you at any time or from time to time, without notice to Applicant or to any other person (any such notice being hereby expressly waived by Applicant) and to the extent permitted by law, to appropriate and to apply any and all Applicant's deposits (general or special, including, without limitation, indebtedness evidenced by certificates of deposit) with you or elsewhere, whether matured or unmatured, and any other indebtedness at any time held or owing by you to or for Applicant's credit or its account, against and on account of Applicant's obligations and liabilities to you under or in connection with any of the L/C Documents or the Loan Documents, irrespective of whether or not you shall have made any demand for payment of any or all such obligations and liabilities or declared any or all such obligations and liabilities to be due and payable, and although any or all such obligations and liabilities shall be contingent or unmatured.


          SECTION 15. WAIVERS. No delay, extension of time, renewal, compromise or other indulgence which may occur or be granted by you under any L/C Document or any Loan Document shall impair your rights or powers under this Agreement or any Application. You shall not be deemed to have waived any of your rights under this Agreement or any Application unless such waiver is in writing signed by your authorized representative. No such waiver, unless expressly provided therein, shall be effective as to any transactions which occur subsequent to the date of such waiver or as to the continuance of any Event of Default after such waiver. No amendment or modification of this Agreement shall be effective unless it is in writing signed by Applicant's and your authorized representative(s).

          SECTION 16. AMENDMENTS AND MODIFICATIONS TO CREDITS. At Applicant's verbal or written request, or with Applicant's verbal or written consent, and without extinguishing or otherwise affecting Applicant's obligations under this Agreement or any Loan Document, you may with respect to any Credit, in writing or by any other action, but you will not be obligated to, (a) increase the amount of such Credit, (b) extend the time for, and amend or modify the terms and conditions governing, the making and honoring of any Demand or Document or any other terms and conditions of such Credit, or (c) waive the failure of any Demand or Document to comply with the terms of such Credit, and any Collateral pledged or granted to you in connection with such Credit will secure Applicant's obligations to you with respect to such Credit as amended, modified or waived. No amendment to, or modification of, the terms of any Credit will become effective if the Beneficiary of such Credit or any confirming bank objects to such amendment or modification. If any Credit is amended or modified in accordance with this Section, Applicant shall be bound by, and obligated under, the provisions of this Agreement with respect to such Credit as so amended or modified, and any action taken by you or any advising, confirming, negotiating, paying or other bank in accordance with such amendment or modification.


          SECTION 17. SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement and each Application shall bind Applicant's heirs, executors, administrators, successors and assigns, and all rights, benefits and privileges conferred on you under or in connection with each L/C Document and each Loan Document shall be and hereby are extended to, conferred upon and may be enforced by your successors and assigns. Applicant will not assign this Agreement or Applicant's obligations or liabilities to you under or in connection with any L/C Document or Loan Document to any person or entity without your prior written approval.


          SECTION 18. GOVERNING LAW. This Agreement and each Application, and Applicant's and your performance under this Agreement and each Application, shall be governed by and be construed in accordance with the laws of the State of California. Unless you otherwise specifically agree in writing, each Credit, the opening of each Credit, the performance by you under each Credit, and the performance by the Beneficiary and any advising, confirming, negotiating, paying or other bank under each Credit, shall be governed by and be construed in accordance with the UCP in force on the date of the issuance of each Credit. In the event that any Credit issued pursuant to this Agreement states that it is governed by the laws of a jurisdiction other than the State of California, then your performance under such Credit shall so be governed.


          SECTION 19. JURISDICTION AND SERVICE OF PROCESS. Any suit, action or proceeding against Applicant under or with respect to any L/C Document may, at your sole option, be brought in (a) the courts of the State of California, (b) the United States District Courts in California, (c) the courts of Applicant's jurisdiction of incorporation or principal office, or (d) the courts of the jurisdiction where any Beneficiary, any advising, confirming, negotiating, paying or other bank, or any other person or entity has brought any suit, action or proceeding against you with respect to any Credit or any Demand, and Applicant hereby submits to the nonexclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment and waives any other preferential jurisdiction by reason of domicile. Applicant will accept joinder in any suit, action or proceeding brought in any court or jurisdiction against you by any Beneficiary, any advising, confirming, negotiating, paying or other bank or any other person or entity with respect to any Credit or any Demand. Applicant irrevocably waives trial by jury and any objection, including, without limitation, any objection of the laying of venue or any objection based on the grounds of forum non conveniens, which Applicant may now or hereafter have to the bringing of any such action or proceeding. Applicant further waives any right to transfer or change the venue of any suit, action or proceeding brought against Applicant by you under or in connection with any L/C Document. Applicant irrevocably consents to the service of process in any action or proceeding in any court by the mailing of copies thereof by registered or certified mail, postage prepaid, to Applicant at its address specified next to its signature on this Agreement or at such other address as Applicant shall have notified to you in writing, such service to be effective ten (10) days after such mailing.

          SECTION 20. JOINT APPLICANTS. If this Agreement is signed by more than one person and/or entity as an Applicant, this Agreement and the Applications shall be the joint and several agreement of all such persons and/or entities and that all references to "Applicant" or "Applicant's" in this Agreement and the Applications shall refer to all such persons and/or entities jointly and severally.


          SECTION 21. SEVERABILITY. Any provision of any L/C Document which is prohibited or unenforceable in any jurisdiction shall be, only as to such jurisdiction, ineffective to the extent of such prohibition or unenforceability, but all the remaining provisions of such L/C Document and all the other L/C Documents shall remain valid.


          SECTION 22. HEADINGS. The headings used in this Agreement are for convenience of reference only and shall not define or limit the provisions of this Agreement.


          SECTION 23. CREDIT AGREEMENT. This Agreement and any related Application have been entered into pursuant to the Secured Credit Agreement dated August 22, 2002, among Applicant, as Borrower, Wells Fargo, as Agent, and other financial institutions (the "Credit Agreement"). For so long as the Credit Agreement remains in effect, the provisions of Sections 4, 5, 6, 9, 10, 13, 14, and 15 of this Agreement shall not be effective. In the event that the Credit Agreement is terminated and any Credit remains outstanding, then the provisions of Sections 4, 5, 6, 9, 10, 13, 14, and 15 hereof shall thereafter apply to all outstanding Credits until the obligations of the Applicant thereunder have been satisfied in full.

     ADDITIONAL PROVISIONS APPLICABLE IF THE APPLICANT IS LOCATED IN OREGON
     ----------------------------------------------------------------------


          Section Oregon 1. UNDER OREGON LAW, MOST AGREEMENTS, PROMISES AND COMMITMENTS MADE BY A LENDER AFTER OCTOBER 3, 1989 CONCERNING LOANS AND OTHER CREDIT EXTENSIONS WHICH ARE NOT FOR PERSONAL, FAMILY, OR HOUSEHOLD PURPOSES OR SECURED SOLELY BY THE BORROWER'S RESIDENCE MUST BE IN WRITING, EXPRESS CONSIDERATION, AND BE SIGNED BY THE LENDER TO BE ENFORCEABLE.


   ADDITIONAL PROVISIONS APPLICABLE IF THE APPLICANT IS LOCATED IN WASHINGTON
   --------------------------------------------------------------------------

          Section Washington 1. ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.


    ADDITIONAL PROVISIONS APPLICABLE IF THE APPLICANT IS LOCATED IN NEBRASKA
    ------------------------------------------------------------------------

          Section Nebraska 1. ENFORCEABILITY OF WRITTEN TERMS ONLY. A CREDIT AGREEMENT MUST BE IN WRITING TO BE ENFORCEABLE UNDER NEBRASKA LAW. TO PROTECT THE PARTIES FROM ANY MISUNDERSTANDINGS OR DISAPPOINTMENTS, ANY CONTRACT, PROMISE, UNDERTAKING OR OFFER TO FOREBEAR REPAYMENT OF MONEY OR TO MAKE ANY OTHER FINANCIAL ACCOMMODATION IN CONNECTION WITH THIS LOAN OF MONEY OR GRANT OR EXTENSION OF CREDIT, OR ANY AMENDMENT OF, CANCELLATION OF, WAIVER OF, OR SUBSTITUTION FOR ANY OR ALL OF THE TERMS OR PROVISIONS OF ANY INSTRUMENT OR DOCUMENT EXECUTED IN CONNECTION WITH THIS LOAN OF MONEY OR GRANT OR EXTENSION OF CREDIT, MUST BE IN WRITING TO BE EFFECTIVE.


      ADDITIONAL PROVISIONS APPLICABLE IF THE APPLICANT IS LOCATED IN IOWA
      --------------------------------------------------------------------

          Section Iowa 1. IMPORTANT: READ BEFORE SIGNING. THE TERMS OF THIS AGREEMENT SHOULD BE READ CAREFULLY BECAUSE ONLY THOSE TERMS IN WRITING ARE ENFORCEABLE. NO OTHER TERMS OR ORAL PROMISES NOT CONTAINED IN THIS WRITTEN CONTRACT MAY BE LEGALLY ENFORCED. YOU MAY CHANGE THE TERMS OF THIS AGREEMENT ONLY BY ANOTHER WRITTEN AGREEMENT.


          Section Iowa 2. By signing this Agreement, Applicant acknowledges receipt of a copy of this Agreement.




       This Agreement is signed by Applicant's duly authorized representative or representatives on the date specified below.





                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------
                               [Applicant's Name]                                             [Applicant's Name]

            By:                                                           By:
                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------

         Title:                                                        Title:
                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------

                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------
                                    Signature                                                     Signature

       Address:                                                       Address:
                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------

                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------

                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------

          Date:                                                        Date:
                 ------------------------------------------------              -------------------------------------------------
                 ------------------------------------------------              -------------------------------------------------

                                    EXHIBIT F
                            UNION FINANCIAL GUARANTY

                                                               Swansea, Illinois

                                                               August ____, 2002


     This Guaranty is made as of the above date by the undersigned, Union Financial Group, Ltd., a Delaware corporation, in favor of Wells Fargo Bank, National Association, a national banking association, as Agent for the "Lenders" pursuant to the Secured Credit Agreement described below.


                                    RECITALS


     First Banks, Inc. (the "Borrower"), the Agent and certain financial institutions have executed a secured credit agreement of even date herewith (the "Secured Credit Agreement"), pursuant to which such financial institutions (the "Lenders") have agreed to lend up to $90,000,000 to the Borrower and pursuant to which the Agent has agreed to issue up to $20,000,000 in face amount of standby letters of credit for the account of the Borrower.


     One condition to the Lenders' and Agent's commitment under the Secured Credit Agreement is that the undersigned execute, deliver and perform this Guaranty, thereby guaranteeing the payment and performance of all debts, liabilities and obligations of the Borrower to the Agent and the Lenders arising out of the Secured Credit Agreement and any extensions, renewals or replacements thereof (the "Indebtedness").


     Now, therefore, in consideration of the premises, the undersigned hereby agrees as follows:


     1. No act or thing need occur to establish the liability of the undersigned hereunder, and no act or thing, except full payment and discharge of all Indebtedness, shall in any way exonerate the undersigned or modify, reduce, limit, or release the liability of the undersigned hereunder.


     2. This is an absolute, unconditional and continuing guaranty of payment of the Indebtedness and shall continue to be in force and be binding upon the undersigned, whether or not all Indebtedness is paid in full, until this Guaranty is revoked prospectively as to future transactions, by written notice actually received by the Agent, and such revocation shall not be effective as to Indebtedness existing or committed for at the time of actual receipt of such notice by the Agent, or as to any renewals, extensions and refinancings thereof.


     3. If the undersigned shall be dissolved or shall be or become insolvent then the Agent shall have the right to declare immediately due and payable, and the undersigned will forthwith pay to the Agent, the full amount of all
Indebtedness, whether due and payable or unmatured. If the undersigned voluntarily commences or there is commenced involuntarily against the undersigned a case under the United States Bankruptcy Code, the full amount of all Indebtedness, whether due and payable or unmatured, shall be immediately due and payable without demand or notice thereof.


     4. The undersigned shall be liable for all Indebtedness, without any limitation as to amount, plus accrued interest thereon and all attorneys' fees, collection costs and enforcement expenses referable thereto. Indebtedness may be created and continued in any amount, whether or not in excess of such principal amount, without affecting or impairing the liability of the undersigned hereunder. The Agent may apply any sums received by or available to the Agent on account of the Indebtedness from Borrower or any other person (except the undersigned), from their properties, out of any collateral security or from any other source to payment of the excess. Such application of receipts shall not reduce, affect or impair the liability of the undersigned hereunder.


     5. The undersigned will not exercise or enforce any right of contribution, reimbursement, recourse or subrogation available to the undersigned against any person liable to payment of the Indebtedness, or as to any collateral security therefor, unless and until all of the Indebtedness shall have been fully paid and discharged.

     6. The undersigned will pay or reimburse the Agent for all costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Agent in connection with the protection, defense or enforcement of this Guaranty in any litigation or bankruptcy or insolvency proceedings.


     7. Whether or not any existing relationship between the undersigned and Borrower has been changed or ended and whether or not this Guaranty has been revoked, the Agent may, but shall not be obligated to, enter into transactions resulting in the creation or continuance of Indebtedness, without any consent or approval by the undersigned and without any notice to the undersigned. The liability of the undersigned shall not be affected or impaired by any of the following acts or things (which the Agent is expressly authorized to do, omit or suffer from time to time, both before and after revocation of this Guaranty, without notice to or approval by the undersigned): (i) any acceptance of collateral security, guarantors, accommodation parties or sureties for any or all Indebtedness; (ii) any one or more extensions or renewals of Indebtedness (whether or not for longer than the original period) or any modification of the interest rates, maturities or other contractual terms applicable to any Indebtedness; (iii) any waiver or indulgence granted to Borrower, any delay or lack of diligence in the enforcement of Indebtedness, or any failure to institute proceedings, file a claim, give any required notices or otherwise protect any Indebtedness, (iv) any full or partial release of, settlement with, or agreement not to sue, Borrower or any other guarantor or other person liable in respect of any Indebtedness; (v) any discharge of any evidence of Indebtedness or the acceptance of any instrument in renewal thereof or substitution therefor; (vi) any failure to obtain collateral security (including rights of setoff) for Indebtedness, or to see to the proper or sufficient creation and perfection thereof, or to establish the priority thereof, or to protect, insure, or enforce any collateral security; or any modification, substitution, discharge, impairment, or loss of any collateral security; (vii) any foreclosure or enforcement of any collateral security; (viii) any transfer of any Indebtedness or any evidence thereof; (ix) any order of application of any payments or credits upon Indebtedness; (x) any election by the Agent under ss. 1111(b)(2) of the United States Bankruptcy Code.


     8. The undersigned waives any and all defenses, claims and discharges of Borrower, or any other obligor, pertaining to Indebtedness, except the defense of discharge by payment in full. Without limiting the generality of the foregoing, the undersigned will not assert, plead or enforce against the Agent any defense of waiver, release, discharge in bankruptcy, statute of limitations, res judicata, statute of frauds, anti-deficiency statute, fraud, incapacity, minority, usury, illegality or unenforceability which may be available to Borrower or any other person liable in respect of any Indebtedness, or any setoff available against the Agent to Borrower or any such other person, whether or not on account of a related transaction. The undersigned expressly agrees that the undersigned shall be and remain liable for any deficiency remaining after foreclosure of any mortgage or security interest securing Indebtedness, whether or not the liability of Borrower or any other obligor for such deficiency is discharged pursuant to statute or judicial decision.


     9. The undersigned waives presentment, demand for payment, notice of dishonor or nonpayment, and protest of any instrument evidencing Indebtedness. The Agent shall not be required first to resort for payment of the Indebtedness to Borrower or other persons or their properties, or first to enforce, realize upon or exhaust any collateral security for Indebtedness, before enforcing this Guaranty.


     10. If any payment applied by the Agent to Indebtedness is thereafter set aside, recovered, rescinded or required to be returned for any reason (including, without limitation, the bankruptcy, insolvency or reorganization of Borrower or any other obligor), the Indebtedness to which such payment was applied shall for the purposes of this Guaranty be deemed to have continued in existence, notwithstanding such application, and this Guaranty shall be enforceable as to such Indebtedness as fully as if such application had never been made.


     11. The liability of the undersigned under this Guaranty is in addition to and shall be cumulative with all other liabilities of the undersigned to the undersigned as guarantor or otherwise, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.


     12. This Guaranty shall be effective upon delivery to the Agent, without further act, condition or acceptance by the Agent, shall be binding upon the undersigned and the successors and assigns of the undersigned and shall inure to the benefit of the Agent and the Lenders and their respective participants, successors and assigns. Any invalidity or unenforceability of any provision or application of this Guaranty shall not affect other lawful provisions and application hereof, and to this end the provisions of this Guaranty are declared to be severable. This Guaranty may not be waived, modified, amended, terminated, released or otherwise changed except by a writing signed by the undersigned and the Agent. This Guaranty shall be governed by the laws of the State of Minnesota. The undersigned waives notice of the Agent's acceptance hereof and waives the right to a trial by jury in any action based on or pertaining to this Guaranty.


     In witness whereof, the undersigned has executed this Guaranty as of the day and year first above written.





                                          UNION FINANCIAL GROUP, LTD.





                                          By
                                             -----------------------------------
                                              Its
                                                  ------------------------------

                                    EXHIBIT G
                       UNION FINANCIAL SECURITY AGREEMENT


         This Agreement is made as of this ___ day of August 2002, by and between UNION FINANCIAL GROUP, LTD., a Delaware Corporation ("Debtor") and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association ("Secured Party").


                                    RECITALS


         First Banks, Inc. (the "Borrower"), Secured Party and certain financial institutions have executed a secured credit agreement of even date herewith (the "Credit Agreement"), pursuant to which such financial institutions (the "Lenders") have agreed to lend up to $90,000,000 to Borrower and pursuant to which Secured Party has agreed to issue up to $20,000,000 in face amount of standby letters of credit for the account of Borrower.


         One condition to the Lenders' and Secured Party's commitments under the Credit Agreement is that Debtor execute, deliver and perform this Agreement, thereby granting a security interest to Secured Party, as agent for the Lenders, in the Collateral described herein.


         Now, therefore, in consideration of the premises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:


         1. Security Interest and Collateral. To secure the payment and performance of the "Obligations," as such term is defined in the Credit Agreement, Debtor hereby grants Secured Party (for its own account and as agent for the Lenders) a security interest (the "Security Interest") in (i) all of the capital stock of First Bank, a Missouri state bank, owned by Debtor, and (ii) any capital stock that Debtor may hereafter acquire and deliver to Secured Party pursuant to Section 5.08 of the Credit Agreement, and (iii) all proceeds of such capital stock and all other rights in connection with such property (collectively the "Collateral").


         2.  Representations,   Warranties  and  Covenants.  Debtor  represents,
warrants and covenants that:


             (a) Debtor will join with Secured Party in taking any action required by Secured Party in order to perfect the Security Interest and to protect the rights and priorities of Secured Party with respect to the Collateral. To that end, Debtor has delivered to Secured Party certificates representing all of the shares of capital stock constituting Collateral and executed and delivered one blank stock power for each such certificate. Debtor will, at Secured Party's request at any one or more times (i) duly endorse, in blank, each and every additional security certificate and instrument constituting Collateral by signing on such certificate or instrument or by signing a separate document of assignment or transfer; (ii) join with Secured Party in executing any instructions or agreements with securities intermediaries for the purpose of obtaining control of any investment property that may hereafter constitute Collateral; and (iii) instruct the issuer of any security that may hereafter constitute Collateral to register such security in the name of Secured Party.

              (b) Debtor is the owner of the Collateral free and clear of all liens, encumbrances, security interests and restrictions except the Security Interest and any restrictive legend appearing on any security certificate or any instrument constituting Collateral.


              (c) Debtor will keep the Collateral free and clear of all liens, encumbrances and security interests, except the Security Interest.


              (d) Debtor will pay, when due, all taxes and other governmental charges levied or assessed upon or against any Collateral.


              (e) Debtor will upon receipt deliver to Secured Party all investment property distributed on account of Collateral, such as stock dividends and securities resulting from stock splits, reorganizations and recapitalizations. The Security Interest shall attach to all such proceeds.


         3. Events of Default. The occurrence of any Event of Default under the Credit Agreement shall be an Event of Default hereunder.


         4. Remedies Upon Event of Default. Upon the occurrence of an Event of Default and during the continuance thereof, Secured Party may exercise any one or more of the rights and remedies specified in the Credit Agreement, and also any one or more of the following rights or remedies: (i) notify the obligor on or issuer of any Collateral or any securities intermediary to make payment to Secured Party of any amounts due or distributable on any Collateral, (ii) receive and keep in its possession or under its control subject to the Security Interest all proceeds of Collateral, except that any money received from the Collateral may, at Secured Party's option, be applied in reduction of the Obligations; (iii) exercise all voting and other rights as a holder of any Collateral; (iv) exercise and enforce any or all rights and remedies available upon default to a secured party under the Uniform Commercial Code, including the right to (A) order any securities intermediary to sell any Collateral on any established market or over the counter or to cause any Collateral to be redeemed; (B) give any transfer or redemption order to any issuer of Collateral; or (C) offer and sell Collateral privately to purchasers who will agree to take the Collateral for investment and not with a view to distribution and who will agree to the imposition of restrictive legends on any certificates representing Collateral, and the right to arrange for a sale which would otherwise qualify as exempt from registration under the Securities Act of 1933; and if notice to Debtor of any intended disposition of Collateral or any other intended action is required by law in a particular instance, such notice shall be deemed commercially reasonable if given at least 10 calendar days prior to the date of intended disposition or other action; and (v) exercise or enforce any or all other rights or remedies available to Secured Party by law or agreement against any Collateral, against Debtor or against any other person or property.


         5. Secured Party's Duties. Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if Secured Party exercises reasonable care in physically safekeeping such Collateral, or in the case of Collateral in the custody or possession of a securities intermediary or other third person, exercises reasonable care in the selection of the securities intermediary or other third person and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured

Party shall not be obligated to preserve any rights Debtor may have against prior parties, to exercise at all or in any particular manner any voting rights which may be available with respect to any Collateral, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application. Regardless of the manner in which Secured Party chooses to exercise control over Collateral (whether by possession, by agreement with an issuer or Securities Intermediary, by transferring security entitlements into its own account, or otherwise), Secured Party shall not be deemed to be under any obligation to Debtor, whether as fiduciary, trustee, agent or otherwise, except the duty of good faith, the duties specifically imposed upon Secured Party by this Agreement, and the duties imposed upon it as a secured party by Articles 1, 8 and 9 of the Uniform Commercial Code, as in effect in Minnesota.


         6. Miscellaneous. Any disposition of Collateral in the manner provided in Section 4 shall be deemed commercially reasonable. This Agreement can be waived, modified, amended, terminated or discharged, and the Security Interest can be released, only explicitly in a writing signed by Secured Party. A waiver signed by Secured Party shall be effective only in the specific instance and for the specific purpose given. Mere delay or failure to act shall not preclude the exercise or enforcement of any of Secured Party's rights or remedies. All rights and remedies of Secured Party shall be cumulative and may be exercised singularly or concurrently, at Secured Party's option, and the exercise or enforcement of any one such right or remedy shall neither be a condition to nor bar the exercise or enforcement of any other. All notices to be given to Debtor shall be deemed sufficiently given if delivered or mailed by registered or certified mail, postage prepaid, to Debtor at the address set forth following its signature on the signature page of this Agreement or at the most recent address shown on Secured Party's records. Debtor will reimburse Secured Party for all expenses (including reasonable attorneys' fees and legal expenses) incurred by Secured Party in the protection, defense or enforcement of the Security Interest, including expenses incurred in any litigation or bankruptcy or insolvency proceedings. This Agreement shall be binding upon and inure to the benefit of Debtor and Secured Party and their successors and assigns and shall take effect when signed by Debtor and delivered to Secured Party, and Debtor waives notice of Secured Party's acceptance hereof. This Agreement shall be governed by the internal laws of Minnesota and, unless the context otherwise requires, all terms used herein which are defined in Articles 1, 8 and 9 of the Uniform Commercial Code, as in effect in Minnesota, shall have the meanings therein stated. If any provision or application of this Agreement is held unlawful or unenforceable in any respect, such illegality or unenforceability shall not affect other provisions or applications which can be given effect, and this Agreement shall be construed as if the unlawful or unenforceable provision or application had never been contained herein or prescribed hereby. All representations and warranties contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the creation and payment of the Obligations.


         IN WITNESS WHEREOF, Debtor has executed this Agreement as of the day first above written.


                           UNION FINANCIAL GROUP, LTD.

Address:

4387 North Illinois Street             By
                                          --------------------------------------

Swansea, IL 62226                          Its
                                               ---------------------------------

                                    EXHIBIT H

                             PERMISSIBLE SECURITIES





The following qualify as "Permissible Securities:"


                                                            Valuation Percentage
                                                            --------------------

A.  Cash                                                            100%


B. (x) Negotiable debt obligations issued by the U.S. Treasury Department or the Government National Mortgage Association ("Ginnie Mae"), or (y) mortgage-backed securities issued by Ginnie Mae (but with respect to either (x) or (y) excluding interest only or principal only stripped securities, securities representing residual interests in mortgage pools, and securities that are not listed on a national securities exchange or regularly quoted in a national quotation service) and in each case having a remaining maturity of:


         (i)      less than one year                                100%


         (ii)     one year or greater but less than 10 years         98%


         (iii)     ten years or longer                               95%


C. (x) Negotiable debt obligations issued by the Federal Home Loan Mortgage Association ("Freddie Mac") or (y) mortgage-backed securities issued by Freddie Mac but excluding interest only or principal only stripped securities, securities representing residual interests in mortgage pools, and securities that are not listed on a national securities exchange or regularly quoted in a
national quotation service.                                          95%

                                    EXHIBIT I

                         Notice of Permitted Acquisition

         This Notice is being submitted on this ___ day of ________, 200__, pursuant to Section 5.10 of the Secured Credit Agreement dated as of August 22, 2002 (the "Credit Agreement"), by and among Wells Fargo Bank, National Association (the "Agent"), the Lenders that are parties thereto, and First Banks, Inc., as Borrower. Capitalized terms used but not defined herein shall have the meanings set forth in the Credit Agreement.

         The undersigned officer of the Borrower hereby notifies the Lenders that [the Borrower] [_________ (name of Subsidiary)] has entered into an agreement to purchase [______% of the voting common stock] [all of the assets of the business] [all of the assets of the ____ branch(s)] of __________________________________ (name and organizational details of acquired entity). A brief description of the transaction, including the form of the acquisition, amount and nature of the consideration, and expected date of completion, is attached to this Notice as Annex A.

         The undersigned officer hereby certifies to the Lenders that:

         A. The representations and warranties contained in Article IV of the Credit Agreement are correct as of the date hereof and will be correct after giving effect to the proposed acquisition, except to the extent that the same relate specifically to an earlier date; and

          B. No Default or Event of Default has occurred and is continuing, or will occur as a result of the proposed acquisition.

         This will confirm that First Banks, Inc. will provide copies to the Agent of any applications to regulatory agencies submitted in connection with the proposed acquisition.

         Signed as of the day and year first above written.

                                                   FIRST BANKS, INC.


                                                   By
                                                      --------------------------
                                                       [name and office held]